







# CENTRAL JERSEY BANCORP

## 2009 ANNUAL REPORT



## *Our Pledge to you . . .*

**Central Jersey Bancorp will constantly strive to be the community bank of choice in all of the markets it serves.** *Our goal is to provide excellence in service to our customers, shareholders, employees and the community-at-large* **by delivering professionalism, respect and value to each of these constituencies.**


CENTRAL JERSEY BANCORP
Serving You Better™

Dear Fellow Shareholders:

The past couple of years have certainly been among the most extraordinary and challenging for the world economy, our economy here in the U.S. and the entire financial services industry. In the fairly narrow space of only two years, we have experienced the tragic meltdown and ultimate failure of some of the most venerable Wall Street firms, unprecedented government intervention in an effort to stabilize the global financial markets, a severe recession resulting in the loss of greater than 8 million private sector jobs, a pervasive financial trauma in all aspects of the public sector, and the early stages of a global financial reform that is intended to redefine the shape of the financial markets and banking industry.

With full recognition of the economic realities detailed above, in mid 2009 your Board of Directors made one of the single most important decisions a governance body is charged with; a recommendation to the shareholders that the company be merged. As described in our May 27, 2009 press release, we did not consider our proposed strategic combination with OceanFirst Financial Corp. as a sale, but instead as a significant investment by our shareholders in the combined organization. Central Jersey Bancorp's Board of Directors recommendation was based solely on its unwavering quest to ensure near term and longer term shareholder value maximization.

After announcing our intention to merge with OceanFirst Financial Corp., the primary focus of most of Central Jersey Bancorp's resources was to successfully consummate the proposed merger transaction. It was recognized by both institutions that closing the proposed merger transaction and combining the two organizations required both internal integration efforts and external (shareholder and regulatory) approvals. While the internal and shareholder requirements were met, during the latter part of 2009 it became apparent that regulatory approval was uncertain and most likely going to be deferred for an extended period of time – a situation that was deemed untenable by both institutions. Accordingly, and in the best interests of both institutions, the proposed merger transaction was mutually terminated on December 17, 2009.

Needless to say, we were very disappointed that the proposed merger transaction could not be consummated. However, since the termination of the transaction, we have once again focused all of our resources on evaluating and appropriately aligning our internal operations in an effort to better position our company to enhance shareholder value in the ever evolving banking environment.

We recognize that success is not measured in effort, but in results or outcome; and fully acknowledge that the trading price of our common stock in 2009 did not achieve acceptable levels. As of this writing, Central Jersey Bancorp's common stock was trading at approximately 73% of Tangible Book Value (TBV). Of the 17 publically owned commercial banking institutions domiciled in New Jersey, the median Price to Tangible Book Value (P/TBV) stands at approximately 82%. In our view, neither of those metrics are acceptable and all of our efforts, since the termination of the proposed merger transaction, have


CENTRAL JERSEY BANCORP
Serving You Better™

been focused on the creation of a sustainable earnings stream that supports a significantly higher valuation. While it is premature to declare victory, we are confident that there has been progress. To that end, we have taken the liberty of enclosing our First Quarter 2010 Earnings Release as demonstration of that incremental progress.

While there have been some glimmers of light in the national economic picture, the present marketplace continues to be challenging as overall sluggishness persists. The economic headwinds remain strong and their impact cannot be underestimated, nor however should the commitment, resiliency, and conviction of your Management Team and Board of Directors.

Thank you for your continued loyalty, patronage and patience.

Sincerely,

James S. Vaccaro
Chairman, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

**FORM 10-K**

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission file number 000-49925

**CENTRAL JERSEY BANCORP**
(Exact name of Registrant as specified in its charter)

| New Jersey | 22-3757709 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| 1903 Highway 35, Oakhurst, New Jersey | 07755 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (732) 663-4000

Securities registered under Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act:

Common Stock, par value $0.01
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ____

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes _X_ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer | [ ] | Accelerated filer | [ ] |
| Non-accelerated filer | [ ] | Smaller reporting company | [X] |

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

As of June 30, 2009, the aggregate fair value of the Registrant's common stock held by non-affiliates was approximately $38,099,491.

As of February 28, 2010, 9,256,975 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates certain information by reference from the Registrant's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 26, 2010. It is anticipated that the Proxy Statement will be filed with the Securities and Exchange Commission by April 27, 2010.

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report on Form 10-K and other filings of the Registrant under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as information communicated orally or in writing between the dates of such filings, contains or may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from expected results. Among these risks, trends and uncertainties are the effect of governmental regulation on Central Jersey Bank, National Association, a nationally chartered commercial bank and wholly-owned subsidiary of the Registrant, interest rate fluctuations, regional economic and other conditions, the availability of working capital, the cost of personnel and technology and the competitive markets in which Central Jersey Bank, N.A. operates.

In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Although the Registrant believes that the expectations reflected in the forward-looking statements contained herein are reasonable, the Registrant cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Registrant, nor any other person, assumes responsibility for the accuracy and completeness of such statements. The Registrant is under no duty to update any of the forward-looking statements contained herein after the date of this Annual Report on Form 10-K.

**CENTRAL JERSEY BANCORP**
INDEX TO FORM 10-K

PART I PAGE

PART IV



* The information required under this Item is to be contained in the Registrant's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 26, 2010, and is incorporated herein by reference. It is anticipated that the Proxy Statement will be filed with the Securities and Exchange Commission by April 27, 2010.

## PART I

## Item 1. <u>Business</u>

### About Our Company

Central Jersey Bancorp is a bank holding company headquartered in Oakhurst, New Jersey. The holding company was incorporated in New Jersey on March 7, 2000, and became an active bank holding company on August 31, 2000 through the acquisition of Monmouth Community Bank, National Association. On January 1, 2005, Central Jersey Bancorp completed its strategic business combination transaction with Allaire Community Bank, a New Jersey state-chartered bank, pursuant to which Allaire Community Bank became a wholly-owned bank subsidiary of Central Jersey Bancorp. On the effective date of the combination, the name of the holding company was changed from Monmouth Community Bancorp to Central Jersey Bancorp.

On May 26, 2009, Central Jersey Bancorp and OceanFirst Financial Corp., the parent company of OceanFirst Bank, entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Central Jersey Bancorp had intended to merge with and into OceanFirst Financial Corp. Concurrent with the merger, it was expected that Central Jersey Bank, N.A. would merge with and into OceanFirst Bank. The merger of Central Jersey Bancorp and OceanFirst Financial Corp. was intended to qualify as a tax free reorganization for federal income tax purposes, with shares of Central Jersey Bancorp exchanged for OceanFirst Financial Corp. shares on a tax free basis. The Merger Agreement was terminated by mutual consent on December 17, 2009 when it became apparent that the requisite regulatory approvals would not be received in time for the merger to be completed by December 31, 2009, as contemplated in the Merger Agreement.

Central Jersey Bancorp maintains an Internet website at *www.cjbna.com.* Through our website, shareholders may access free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These reports are available as soon as reasonably practicable after Central Jersey Bancorp electronically files the reports with the Securities and Exchange Commission (the "SEC"). We also post on our website our Corporate Governance Guidelines, Code of Conduct/Ethics Policy, Chief Executive and Chief Financial Officer Code of Ethics, Nominating and Corporate Governance Committee Charter, Audit Committee Charter, Compensation Committee Charter and Luxury Expenditure and Limitation Policy. These reports are also available in print by contacting Mr. James S. Vaccaro, Chairman, President and Chief Executive Officer, Central Jersey Bancorp, 1903 Highway 35, Oakhurst, New Jersey 07755.

### About Our Business

In August of 2005, Central Jersey Bancorp combined its two bank subsidiaries, Monmouth Community Bank, N.A. and Allaire Community Bank, into a single banking entity, named Central Jersey Bank, National Association. Central Jersey Bank, N.A. offers a full range of retail and commercial banking services primarily to customers located in Monmouth County and Ocean County, New Jersey. These services include checking accounts, savings accounts, money market accounts, certificates of deposit, installment loans, real estate mortgage loans, commercial loans, wire transfers, money orders, traveler's checks, safe deposit boxes, night depositories, federal payroll tax deposits, bond coupon redemption, bank by mail, direct deposit, automated teller services and telephone and internet banking. Central Jersey Bank, N.A. has debit card, merchant card and international services available to its customers through correspondent institutions. Central Jersey Bank, N.A. currently has thirteen full-service branch facilities located in Belmar, Bradley Beach, Long Branch (2), Manasquan, Point Pleasant, Spring Lake Heights, Little Silver, Neptune City, Ocean Grove, Oakhurst and Wall Township (2), New Jersey.

Central Jersey Bank, N.A. is a national association chartered by the Office of the Comptroller of the Currency ("OCC"). The deposits of the bank subsidiary are insured by the Federal Deposit Insurance Corporation ("FDIC"). Central Jersey Bank, N.A. provides a broad range of financial products and services to individual consumers, small businesses and professionals in its market area. When a customer's loan requirements exceed Central Jersey Bank, N.A.'s lending limit, it may seek to arrange such loan on a participation basis with other financial institutions. In addition, Central Jersey Bank, N.A. participates in loans originated by other financial institutions.

**Business Strategy**

Central Jersey Bancorp's strategy is to provide a competitive range of community banking services to its market area, in a professional environment, at fair and reasonable interest rates and fees, at convenient operating hours, with a commitment to prompt, quality and highly personalized service, which is both efficient and responsive to local banking needs. Service to customers and a commitment to the community are the basic and distinguishing features offered by Central Jersey Bank, N.A., Central Jersey Bancorp's bank subsidiary.

**Market Area**

Central Jersey Bank, N.A. currently operates thirteen full-service branch facilities located in Belmar, Bradley Beach, Long Branch (2), Manasquan, Point Pleasant, Spring Lake Heights, Little Silver, Ocean Grove, Neptune City, Oakhurst and Wall Township (2), New Jersey. Except for the Point Pleasant branch, located in Ocean County, New Jersey, each branch is within Monmouth County, New Jersey, one of the largest counties, by population, in the State of New Jersey. The individual branch locations provide a great deal of exposure and are well-situated to conveniently serve businesses, professionals and individuals throughout Central Jersey Bancorp's market area.

Commercial activity within Central Jersey Bancorp's market area includes small and medium sized businesses, corporate offices, professional offices, major retail centers, resort and recreational businesses along the nearby oceanfront, as well as numerous industrial establishments specializing in light manufacturing, baking products, rubber and plastic products, surgical and medical devices, electronics and telecommunications. In addition, the market area contains a variety of major employers, including Monmouth Medical Center, Jersey Shore University Medical Center and Monmouth University.

**Services Offered**

Central Jersey Bancorp's bank subsidiary, Central Jersey Bank, N.A., is community oriented and offers services and products designed to meet the banking needs of local individuals, businesses and professionals. Business people and professionals are offered a broad spectrum of deposit and loan products designed to satisfy their occupational and personal financial needs. In addition, Central Jersey Bank, N.A. provides a broad array of consumer banking services to the general public residing or working in its market area.

**Deposits.** In order to attract and retain stable deposit relationships with the commercial establishments and other businesses within its market area, Central Jersey Bank, N.A. offers competitive small business cash management services. Central Jersey Bank, N.A. believes that the expertise and experience of its management coupled with the introduction of new technologies enables the bank subsidiary to maximize the growth of business related deposits. The primary deposit services of Central Jersey Bank, N.A. offered to non-business customers are comprised of demand deposits, savings deposits (including money markets), time deposits and individual retirement accounts.

**Loans.** Central Jersey Bank N.A.'s loan portfolio consists primarily of variable-rate and short-term fixed rate loans, with a significant concentration in commercial purpose transactions. Central Jersey Bank, N.A. believes that the familiarity of its management and the members of its Board of Directors appointed to its Loan Committee with prospective local borrowers enables Central Jersey Bank, N.A. to better evaluate the character, integrity and creditworthiness of prospective borrowers.

**Residential Mortgage Loans.** In order to effectively penetrate the mortgage market, Central Jersey Bank, N.A., through an unaffiliated third party vendor, offers a range of residential mortgage products at competitive rates. Central Jersey Bank, N.A. closes its originated residential mortgages in its name and then sells its residential mortgage production to government agencies and private investors in order to manage interest rate risk and liquidity. Central Jersey Bank, N.A. believes that its policy of closing loans in a time frame that meets the needs of its borrowers is important to its business.

**Commercial Mortgage/Construction Loans.** Central Jersey Bank, N.A. originates various types of loans secured with real estate, including construction loans. Central Jersey Bank, N.A.'s loan officers work closely with real estate developers, individual builders and attorneys to offer construction loans and services to the residential real estate market as well as to owner-occupied commercial properties and investment properties. Construction lending constitutes a minor portion of the loan portfolio. In some cases, Central Jersey Bank, N.A. may originate loans larger than its lending or policy limits and will participate these loans with other financial institutions.

**Consumer Lending.** Central Jersey Bank, N.A. offers a full menu of consumer loan products that include home equity loans and lines of credit, secured and unsecured personal loans, overdraft lines of credit and auto loans. Central Jersey Bank, N.A. also offers a service to consumers that allows a consumer to apply for consumer loans via the Internet and receive a preapproval on their loan request in approximately sixty seconds. The ability to complete an application on-line allows Central Jersey Bank, N.A. to compete with the national lenders on a local level.

**Small Business Loans.** Central Jersey Bank, N.A. generally targets businesses with annual revenues of less than $25,000,000. Often, these businesses are ignored by the larger lending institutions and have experienced the negative effects of the bank consolidations. Central Jersey Bank, N.A. offers responsiveness, flexibility and local decision-making for loan applications of small business owners, thereby eliminating the delays generally associated with non-local management. Central Jersey Bank, N.A. participates in the U.S. Small Business Administration ("SBA") programs through its SBA loan department, which was established in the fall of 2007, and in programs offered through the New Jersey Economic Development Authority. As an independent community bank, Central Jersey Bank, N.A. serves the business banking needs of professionals in the legal, medical, accounting, insurance, and real estate industries. Lines of credit, term loans and time loans are tailored to meet the borrowing needs of Central Jersey Bank, N.A.'s customers in the professional community.

In 2009, the SBA awarded Central Jersey Bank, N.A. with Preferred Lender Program Status ("PLP"), a designation that streamlines access to SBA-guaranteed loans for the institution's small business customers. The SBA approves PLP status for lending institutions that are experienced with SBA-guaranteed loans and have demonstrated the ability to process, close, service and liquidate them, as well as the ability to develop and analyze complete loan packages. When the SBA designates a bank as a PLP status lender, it delegates the final credit decision and most servicing and liquidation authority and responsibility to those carefully selected banks.

**Other Services.** To further attract and retain customer relationships, Central Jersey Bank, N.A. provides an expanded array of financial services, including the following: the issuance of money orders, cashier checks and gift checks, wire transfers, U.S. Savings Bonds sales and redemptions, debit and ATM cards, federal payroll tax deposits, payroll services, safe deposit boxes, traveler's checks, night depositories, bond coupon redemptions, bank-by-mail, direct deposit, business sweep accounts, automated teller machines, online deposit account and loan account applications and telephone and internet banking. Central Jersey Bank, N.A. offers a variety of personal and business credit cards. These credit cards are underwritten and managed by a third party unaffiliated banking organization. Central Jersey Bank, N.A. also maintains coin counting machines, for the convenience of its customers, in most of its branch offices.

**Competition**

Central Jersey Bank, N.A. actively competes for deposits and loans with existing New Jersey and out-of-state financial institutions. Central Jersey Bank, N.A.'s competition includes large financial service companies and other entities, in addition to traditional banking institutions such as savings banks, commercial banks, internet banks and credit unions. Such competition includes community banks, with banking philosophies similar to those of Central Jersey Bank, N.A., which are located within or near the market area served by Central Jersey Bank, N.A.

Many of Central Jersey Bank, N.A.'s larger competitors have a greater ability to finance wide ranging advertising campaigns through their greater capital resources. Marketing efforts to attract prospective customers depend heavily upon referrals from Central Jersey Bank, N.A.'s Board of Directors, advisory boards, management and shareholders, selective advertising in local media and direct mail solicitations. Central Jersey Bank, N.A. competes for business principally on the basis of high quality, personal service to customers, customer access to bank decision makers and competitive interest rates and fees.

In recent years, intense market demands, technological and regulatory changes and economic pressures have eroded once clearly defined financial service industry classifications. Existing banks have been forced to diversify their services, increase rates paid on deposits, provide competitive pricing on loans and become more cost effective, as a result of competition with one another and with new types of financial service companies, including non-banking competitors. Corresponding changes in the regulatory framework have resulted in increasing homogeneity in the financial services offered by financial institutions. Some of the results of these market dynamics in the financial services industry have been a number of new bank and non-bank competitors, increased merger activity, and increased customer awareness of product and service differences among competitors. These factors may be expected to affect the business prospects of Central Jersey Bank, N.A.

**Employees**

James S. Vaccaro (Chairman, President and Chief Executive Officer), Robert S. Vuono (Senior Executive Vice President, Chief Operating Officer and Secretary), and Anthony Giordano, III (Senior Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary) currently are the executive officers of the holding company, Central Jersey Bancorp, and its banking subsidiary, Central Jersey Bank, N.A. Mr. Vaccaro, Mr. Vuono and Mr. Giordano have each entered into a change of control agreement with Central Jersey Bancorp. Including the aforementioned executive officers, Central Jersey Bancorp had a total of 133 full time equivalent employees as of December 31, 2009.

**Holding Company Operations**

Central Jersey Bancorp serves as the holding company for Central Jersey Bank, N.A. The holding company has minimal assets and liabilities other than its investment in Central Jersey Bank, N.A. and its participation in MCBK Capital Trust I, a special purpose business trust established in March 2004 for the purpose of issuing $5.0 million of preferred capital securities. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation – Guaranteed Preferred Beneficial Interest in the Central Jersey Bancorp Subordinated Debt." All banking products and services are, and will be, provided by Central Jersey Bancorp's bank subsidiary, Central Jersey Bank, N.A. For state tax purposes,

CJB Investment Company (formerly MCB Investment Company), a New Jersey corporation, was formed on March 9, 2004 to hold and invest in investment securities in support of Central Jersey Bank, N.A. In addition, during 2009 Central Jersey Bancorp formed Central Delaware Investment Co., a Delaware corporation and a subsidiary of CJB Investment Company. Both CJB Investment Company and Central Delaware Investment Co., are special purpose entities, whose activities are limited to holding investment securities, collecting earnings, principal repayments and recognizing other gains/losses thereon.

**Government Regulation**

Central Jersey Bancorp and its subsidiaries, including Central Jersey Bank, N.A., operate within a system of banking laws and regulations intended to protect bank customers and depositors. These laws and regulations govern the permissible operations and management, activities, reserves, loans and investments of Central Jersey Bancorp and its subsidiaries. In addition, Central Jersey Bancorp is subject to federal and state securities laws and general federal laws and regulations. Central Jersey Bancorp and its non-bank subsidiary also are subject to the corporate laws and regulations of their respective states of incorporation. The following descriptions summarize the key banking and other laws and regulations to which Central Jersey Bancorp and Central Jersey Bank, N.A. are subject. These descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations discussed. Future changes in these laws and regulations, or in the interpretation and application thereof by their administering agencies, cannot be predicted, but could have a material effect on the business and results of operations of Central Jersey Bancorp and its subsidiaries.

Central Jersey Bancorp is a bank holding company under the Federal Bank Holding Company Act of 1956, as amended by the 1999 financial modernization legislation known as the Gramm-Leach-Bliley Act, and is subject to the supervision of the Board of Governors of the Federal Reserve System. In general, the Bank Holding Company Act limits the business of bank holding companies to banking, managing or controlling banks, and performing certain servicing activities for subsidiaries and, as a result of the Gramm-Leach-Bliley Act amendments to the Bank Holding Company Act, permits bank holding companies that are also designated as "financial holding companies" to engage in any activity, or acquire and retain the shares of any company engaged in any activity, that is either (1) financial in nature or incidental to such financial activity (as determined by the Federal Reserve Board in consultation with the OCC), or (2) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as determined by the Federal Reserve Board). In order for a bank holding company to engage in the broader range of activities that are permitted by the Bank Holding Company Act for bank holding companies that are also financial holding companies, upon satisfaction of certain regulatory criteria, the bank holding company must file a declaration with the Federal Reserve Board that it elects to be a financial holding company. Central Jersey Bancorp does not intend to seek a financial holding company designation at this time, and does not believe that the current decision not to seek a financial holding company designation will adversely affect its ability to compete in its chosen markets. Central Jersey Bancorp does not believe that seeking such a designation at this time would position it to compete more effectively in the offering of its current products and services.

Central Jersey Bank, N.A., the banking subsidiary of Central Jersey Bancorp, is a national association, and is subject to the regulation, supervision and examination of the OCC. In addition, as a national bank, Central Jersey Bank, N.A. was required to become a member bank of the Federal Reserve Bank of New York, and is subject to examination and regulation by the Board of Governors of the Federal Reserve System. The Federal Reserve Board regulates aspects of activities conducted by Central Jersey Bancorp and its subsidiaries, as discussed above.

*Dividend Restrictions*

Central Jersey Bancorp and its subsidiaries are separate legal entities whose finances are in some ways interconnected. Central Jersey Bancorp's principal source of funds to fulfill its guarantee of trust preferred securities issued by MCBK Capital Trust I or to pay cash dividends on its common stock, if such dividends were to be declared, is from cash dividends paid to it by Central Jersey Bank, N.A. Certain federal statutes and regulations limit the payment of dividends to Central Jersey Bancorp by its bank subsidiary without regulatory approval.

As a national bank, Central Jersey Bank, N.A. must obtain prior approval from the OCC to pay a cash dividend if the total of all cash dividends declared by Central Jersey Bank, N.A. in any calendar year would exceed Central Jersey Bank, N.A.'s net income for that year, combined with its retained net income for the preceding two calendar years, less any transfers required by the OCC or to a fund for retirement of preferred stock. Additionally, Central Jersey Bank, N.A. may not declare dividends in excess of net profits on hand, after deducting the amount by which the principal amount of all loans on which interest is past due for a period of six months or more exceeds the reserve for credit losses.

The payment of dividends is limited further by applicable minimum capital requirements. The Federal Reserve Board and the OCC have issued additional guidelines and policy statements, applicable to Central Jersey Bancorp and Central Jersey Bank, N.A., requiring bank holding companies and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition, and limiting dividends to payments out of current operating earnings.

As an insured depository institution, Central Jersey Bank, N.A. is subject to the Federal Deposit Insurance Act which provides that no dividends may be paid by an insured depository institution if it is in arrears in the payment of any insurance assessment due to the FDIC. In addition, under the Federal Deposit Insurance Act, an insured depository institution may not pay any dividend if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized, as further discussed below. A payment of dividends that would have the effect of depleting a depository institution's capital base to an inadequate level could constitute an unsafe and unsound practice subject to a cease and desist order.

Prior to 2008, Central Jersey Bank, N.A. had never declared any cash dividends. However, on January 15, 2008, Central Jersey Bancorp, the parent company of Central Jersey Bank, N.A., announced that its Board of Directors authorized a common stock repurchase program. Central Jersey Bank, N.A. declared and paid cash dividends totaling $2.042 million to Central Jersey Bancorp in order to effectuate the common stock repurchase program. As of December 23, 2008, the Company suspended its stock repurchase program due to its participation in the Capital Purchase Program (the "Capital Purchase Program") established as part of the U.S. Department of the Treasury's Troubled Asset Relief Program ("TARP"). In addition, during 2009 Central Jersey Bancorp declared and paid $505,000 in dividends due on the 11,300 shares of Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series A, having a liquidation preference of $1,000 per share (the "Series A Preferred Shares"), issued by Central Jersey Bancorp to the U.S. Department of the Treasury as part of the Capital Purchase Program. Central Jersey Bank, N.A. declared and paid $320,000 in cash dividends to Central Jersey Bancorp in order to provide funding for the aforementioned dividend payment.

*Transactions with Affiliates*

Banking laws and regulations impose certain restrictions on the ability of bank holding companies and their non-bank subsidiaries to borrow from and engage in other transactions with their subsidiary or affiliated banks. Generally, these restrictions require that any extensions of credit must be secured by designated amounts of specified collateral and are limited to (1) 10% of the bank's capital stock and surplus per non-bank affiliated borrower, and (2) 20% of the bank's capital stock and surplus aggregated as to all non-bank affiliated borrowers. In addition, certain transactions with affiliates must be on terms and conditions, including credit standards, at least as favorable to the institution as those prevailing for arms-length transactions. Central Jersey Bank, N.A. also must comply with regulations which restrict loans made to directors, executive officers and principal shareholders of Central Jersey Bancorp and its subsidiaries.

*Liability of Commonly Controlled Institutions and "Source of Strength" Doctrine*

The Federal Deposit Insurance Act contains a "cross-guarantee" provision that could result in any insured depository institution owned by Central Jersey Bancorp being assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other insured depository institution owned by Central Jersey Bancorp. Also, under the Bank Holding Company Act and Federal Reserve Board policy, bank holding companies are expected to represent a source of financial and managerial strength to their bank subsidiaries, and to commit resources to support bank subsidiaries in circumstances where banks may not be in a self sufficient financial position. Capital loans by a bank holding company to a bank subsidiary are subordinate in right of repayment to deposits and other bank indebtedness. If a bank holding company declares bankruptcy, any commitment made to a federal bank regulatory agency by the bank holding company to sustain the capital of its subsidiary banks will be assumed by the bankruptcy trustee and entitled to a priority of payment.

In addition, under the National Bank Act, as amended, if the capital stock of a subsidiary national bank is impaired, by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's parent company, and to sell the stock of the bank if such assessment is not satisfied within three months to the extent necessary to eliminate the deficiency.

*FDIC Deposit Insurance Coverage*

The FDIC is an independent agency of the United States government that protects against the loss of insured deposits if an FDIC-insured bank or savings association fails. FDIC deposit insurance is backed by the full faith and credit of the United States government. FDIC insurance covers funds in deposit accounts, including checking and savings accounts, money market deposit accounts and certificates of deposit (CDs). FDIC insurance does not, however, cover other financial products and services that insured banks may offer, such as stocks, bonds, mutual fund shares, life insurance policies, annuities or municipal securities. There is no need for depositors to apply for FDIC insurance or even to request it. Coverage is automatic. The FDIC provides separate coverage for deposits held in different account ownership categories. The standard insurance amount currently is $250,000 per depositor. The $250,000 limit is permanent for certain retirement accounts (includes IRAs) and is temporary for all other deposit accounts through December 31, 2013. On January 1, 2014, the standard coverage limit will return to $100,000 for all deposit categories except IRAs and Certain Retirement Accounts, which will continue to be insured up to $250,000 per owner.

The coverage limits shown in the chart below refer to the total of all deposits that an account holder has in the same ownership categories at each FDIC-insured bank. The chart shows only the most common ownership categories that apply to individual and family deposits, and assumes that all FDIC requirements are met.

| | |
|---|---|
| Single Accounts (owned by one person) | $250,000 per owner |
| Joint Accounts (two or more persons) | $250,000 per co-owner |
| IRAs and certain other retirement accounts | $250,000 per owner |
| Trust Accounts | $250,000 per owner per beneficiary subject to specific limitations and requirements |
| Corporation, Partnership and Unincorporated Association Accounts | $250,000 per corporation, partnership or unincorporated association |
| Employee Benefit Plan Accounts | $250,000 for the non-contingent, ascertainable interest of each participant |
| Government Accounts | $250,000 per official custodian |
| Non-interest Bearing Transaction Accounts | Unlimited coverage – only at participating FDIC-insured banks and savings associations |

Central Jersey Bank, N.A. accept deposits, and those deposit have the benefit of FDIC insurance up to the applicable limits. The FDIC's Deposit Insurance Fund (the "DIF") is funded by assessments on insured depository institutions, which depend on the risk category of an institution and the amount of insured deposits that it holds. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis.

As part of its efforts to rebuild the DIF, the FDIC adopted a rule imposing a special assessment of five basis points on each FDIC-insured depository institution's assets, minus its Tier 1 Capital, as of June 30, 2009, subject to a cap of 10 basis points of average assessable domestic deposits for the second quarter of 2009. This special assessment totaled approximately $257,000 for Central Jersey Bank, N.A. Additionally, as part of its efforts to rebuild the DIF, the FDIC also required insured depository institutions, including Central Jersey Bank, N.A., to prepay their estimated assessments for the fourth quarter of 2009 and all of 2010, 2011 and 2012. On December 30, 2009, Central Jersey Bank, N.A. prepaid an aggregate of $2,684,189 for its estimated quarterly risk-based assessments for these periods.

*Temporary Liquidity Guarantee Program*

On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLG Program"). The TLG Program was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the Secretary of the U.S. Department of the Treasury (after consultation with the President), as an initiative to counter the system-wide crisis in the nation's financial sector. Under the TLG Program, the FDIC will (1) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before June 30, 2009, and (2) provide full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts, Negotiable Order of Withdrawal ("NOW") accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts held at participating FDIC- insured institutions through June 30, 2010. Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. On December 23, 2008, Central Jersey Bancorp elected to participate in both guarantee programs.

*TARP Capital Purchase Program*

On October 14, 2008, the U.S. government announced a series of initiatives to strengthen market stability, improve the strength of financial institutions and enhance market liquidity. In connection therewith, the U.S. Department of the Treasury announced TARP, pursuant to which qualified U.S. financial institutions could voluntarily build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy.

On December 23, 2008, Central Jersey Bancorp, pursuant to the Capital Purchase Program established as part of TARP, sold the following securities to the U.S. Department of the Treasury (1) the Series A Preferred Shares, and (ii) a warrant to purchase up to 268,621 of Central Jersey Bancorp's common stock at an exercise price of $6.31 per share (the "Warrant"). Both the Series A Preferred Shares and the Warrant qualify as components of Central Jersey Bancorp's regulatory Tier 1 Capital. The additional Tier 1 Capital further fortifies Central Jersey Bancorp's already strong capital position and provides strategic flexibility.

The Series A Preferred Shares pay cumulative dividends at a rate of 5% per annum, or approximately $550,000 annually, and will reset to a rate of 9% at the end of the fifth year. The Warrant has a term of 10 years and is exercisable, in whole or part, at any time during the term. The exercise price for the Warrant was the market price of Central Jersey Bancorp's common stock at the time of issuance calculated on a 20-trading day trailing average. The fair value of the Warrant was estimated on December 23, 2008 using the Black-Scholes option pricing model with the following weighted-average assumptions used: stock price $6.31, dividend yield of 0%; expected volatility of 46.50%; risk free interest rate of 1.45%; and expected life of five years.

Central Jersey Bancorp is subject to certain requirements regarding executive compensation and corporate governance during the period in which any obligation arising from financial assistance provided under the Capital Purchase Program remains outstanding. These requirements are set forth in the Emergency Economic Stabilization Act of 2008 (the "EESA") and the regulations promulgated thereunder by the U.S. Department of the Treasury, and include the following: (1) Central Jersey Bancorp's Compensation Committee is required to review incentive compensation arrangements with senior risk officers at least annually to ensure that no such arrangement encourages senior executive officers to take unnecessary and excessive risks that threaten the value of Central Jersey Bancorp, and the Compensation Committee must provide certifications to that effect to the OCC; (2) Central Jersey Bancorp is required to recover any bonus or incentive compensation paid to a senior executive officer that is based on statements of earnings that are subsequently proven to be materially inaccurate; and (3) Central Jersey Bancorp is prohibited from making any "golden parachute payments" as defined in the EESA and the regulations promulgated thereunder.

On February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 (the "ARRA") into law, which amended the executive compensation and corporate governance provisions of the EESA. On June 15, 2009, the U.S. Department of the Treasury issued new regulations under the AARA. The amendments and the regulations promulgated thereunder elaborate on the requirements and obligations under the EESA and provide that Capital Purchase Program participants: (1) may not provide incentives for senior executive officers to take unnecessary and excessive risks that threaten the value of the financial institution; (2) must recover any bonus or incentive compensation paid to senior executive officers based on statements of earning that are subsequently proven to be materially inaccurate; (3) may not make any "golden parachute payments" to senior executive officers; (4) may not pay any bonus, retention award or incentive compensation to certain of the most highly compensated employees, except pursuant to employment contracts executed on or before February 11, 2009 and except for long-term restricted stock that meets certain requirements; (5) may not adopt any compensation plan that would encourage manipulation of reported earnings to enhance the compensation paid to any employee; (6) must establish a compensation committee of independent directors to review employee compensation plans; and (7) must provide certain certifications regarding executive compensation and compliance with the requirements of the EESA. The ARRA also provides that, subject to consultation with the appropriate federal banking agency, the Secretary of the U.S. Department of the Treasury will permit a participant in the Capital Purchase Program to repay any assistance previously provided under the Capital Purchase Program. The participant will not have to replace the assistance with Tier I Capital, as originally provided in the Capital Purchase Program.

*Capital Adequacy*

The Federal Reserve Board and the OCC have substantially similar risk-based capital and leverage ratio guidelines for banking organizations. These guidelines are intended to ensure that banking organizations have adequate capital given the risk levels of their assets and off-balance sheet financial instruments. Under the risk-based capital and leverage ratio guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. These risk-based capital requirements identify concentration of credit risk, and facilitate management of those risks.

To derive total risk-weighted assets, bank assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are converted to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk-weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Department of the Treasury or obligations backed by the full faith and credit of the United States government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% risk-weighting. Short-term commercial letters of credit have a 20% risk-weighting, and certain short-term unconditionally cancelable commitments have a 0% risk-weighting.

Under the capital guidelines, a banking organization's total capital is divided into tiers. "Tier I Capital" consists of common shareholders' equity, qualifying preferred stock, and minority interests in the equity accounts of consolidated subsidiaries, less certain goodwill items and other intangible assets. No more than 25% of qualifying Tier I Capital may consist of trust preferred securities. "Tier II Capital" consists of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, and preferred stock that does not qualify as Tier I Capital, plus a limited amount of loan and lease loss allowances and a limited amount of unrealized holding gains on equity securities. "Tier III Capital" consists of qualifying unsecured subordinated debt. "Total Capital" is the sum of Tier I, Tier II and Tier III Capital. The sum of Tier II and Tier III Capital may not exceed the amount of Tier I Capital.

Under the Federal Reserve Board's risk-based capital guidelines for bank holding companies, the required minimum ratio of Total Capital (the sum of Tier I, Tier II and Tier III Capital) to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. The required minimum ratio of Tier I Capital to risk-weighted assets is 4%. At December 31, 2009, Central Jersey

Bancorp's ratios of Total Capital and Tier 1 Capital to risk-weighted assets were 12.50% and 13.76%, respectively.

The Federal Reserve Board also requires bank holding companies to comply with minimum leverage ratio guidelines. The leverage ratio is the ratio of a bank holding company's Tier I Capital (excluding intangibles) to its total assets (excluding loan loss reserve, goodwill, and certain other intangibles). Bank holding companies normally must maintain a minimum leverage ratio of 4%, unless the bank holding company has the highest supervisory rating or has implemented the Federal Reserve Board's risk-adjusted measure for market risk, in which case its minimum leverage ratio must be 3%. Banking organizations undergoing significant growth or undertaking acquisitions must maintain even higher capital positions. At December 31, 2009, Central Jersey Bancorp's leverage ratio was 9.68%. Central Jersey Bank, N.A. is subject to similar risk-based and leverage capital guidelines, as adopted by the OCC.

Banking regulators currently are developing proposed revisions to their existing capital adequacy regulations and standards, based on policy guidelines issued by the Basel Committee on Banking Supervision, an international committee of central banks and bank regulators from major industrialized countries. Central Jersey Bank, N.A. is analyzing the potential impact of these proposed revisions on its risk-based capital.

*Prompt Corrective Action*

The Federal Deposit Insurance Act requires federal banking regulators to take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on Central Jersey Bancorp's financial condition. Under the Prompt Corrective Action Regulations, Central Jersey Bank, N.A. must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.

The Prompt Corrective Action Regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The Federal Deposit Insurance Act imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the capital category by which the institution is classified. Institutions categorized as "undercapitalized" or worse may be subject to requirements to file a capital plan with their primary federal regulator, prohibitions on the payment of dividends and management fees, restrictions on asset growth and executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution by the regulatory agencies, including requirements to raise additional capital, sell assets or sell the entire institution. Once an institution becomes "critically undercapitalized," it generally must be placed in receivership or conservatorship within 90 days.

The Prompt Corrective Action Regulations provide that an institution is "well capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier I risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater. The institution also may not be subject to an order, written agreement, and capital directive or prompt corrective action directive to meet and maintain a specific level for any capital measure. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier I risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater (or a leverage ratio of 3.0% or greater if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of a well-capitalized institution. An institution is deemed "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio of less than 4.0%, or a leverage ratio of less than 4.0% (or a leverage ratio of less than 3.0% if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of a significantly undercapitalized or critically undercapitalized institution. An institution is "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio of less than 3.0%, or a leverage ratio less than 3.0% and the institution does not meet the definition of a critically undercapitalized institution, and is "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

The appropriate federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not to treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than an institution's capital levels.

At December 31, 2009, Central Jersey Bank, N.A. was "well capitalized" based on the ratios and guidelines noted above. However, the capital categories of the bank are determined solely for the purpose of applying the Prompt Corrective Action Regulations and may not constitute an accurate representation of its overall financial condition or prospects. Additional information on capital amounts and ratios of Central Jersey Bancorp and Central Jersey Bank, N.A. is found in Note 17 to our consolidated financial statements included herein.

*Unsafe and Unsound Practices*

Notwithstanding its Prompt Corrective Action category dictated by risk-based capital ratios, the Federal Deposit Insurance Act permits the appropriate bank regulatory agency to reclassify an institution if it determines, after notice and a hearing, that the condition of the institution is unsafe or unsound, or if it deems the institution to be engaging in an unsafe or unsound practice. Under the Financial Institutions Supervisory Act, the OCC has the authority to prohibit national banks from engaging in any activity in the conduct of their business which the OCC believes constitutes an unsafe or unsound practice. The Federal Reserve Board has similar authority with regard to bank holding companies and their non-bank subsidiaries.

*The USA PATRIOT Act*

On October 26, 2001, certain comprehensive anti-terrorism legislation known as the USA PATRIOT Act of 2001 was enacted. Title III of the USA PATRIOT Act substantially broadened the scope of the U.S. anti-money-laundering laws and regulations by imposing significant compliance and due diligence obligations, creating additional crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of implementing regulations which apply various requirements of the USA PATRIOT Act to financial institutions such as Central Jersey Bank, N.A. Those regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal consequences for an institution and adversely affect its reputation. Central Jersey Bancorp has adopted appropriate policies, procedures and controls to address compliance with the requirements of the USA PATRIOT Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA PATRIOT Act and by the U.S. Department of the Treasury regulations.

*Community Reinvestment Act*

The Federal Community Reinvestment Act requires banks to respond to the full range of credit and banking needs within their communities, including the needs of low and moderate-income individuals and areas. A bank's failure to address the credit and banking needs of all socio-economic levels within its markets may result in restrictions on growth and expansion opportunities for the bank, including restrictions on new branch openings, relocation, formation of subsidiaries, mergers and acquisitions. In the latest CRA examination report with respect to Central Jersey Bank, N.A., dated August 10, 2009, Central Jersey Bank, N.A. received a rating of satisfactory.

*Consumer Privacy*

The privacy provisions of the Gramm-Leach-Bliley Act generally prohibit financial institutions, including Central Jersey Bancorp and Central Jersey Bank, N.A., from disclosing or sharing nonpublic personal financial information to third parties for marketing or other purposes not related to transactions, unless customers have an opportunity to "opt out" of authorizing such disclosure, and have not elected to do so. It has never been the policy of Central Jersey Bancorp to release such information except as may be required by law. The Fair Credit Reporting Act also restricts information sharing among affiliates for marketing and other purposes.

*Loans to One Borrower*

Federal banking laws limit the amount a bank may lend to a single borrower to 15% of the bank's capital and surplus, plus an additional 10% of capital and surplus if the amount over the 15% general limit is fully secured by adequate amounts of readily marketable capital. However, no loan to one borrower may exceed 25% of a bank's statutory capital, notwithstanding collateral pledged to secure it. Well-qualified national banks also may be eligible for certain preferred lending limits within specified loan categories.

*Depositor Preference Statute*

Under federal law, depositors, certain claims for administrative expenses and employee compensation against an insured depository institution are afforded a priority over other general unsecured claims against the institution, in the event of a "liquidation or other resolution" of the institution by a receiver.

*Sarbanes-Oxley Act of 2002*

On July 30, 2002, the President of the United States signed into law the Sarbanes-Oxley Act of 2002. The stated goals of Sarbanes-Oxley Act of 2002 are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act of 2002 generally applies to all companies, both domestic and foreign, that file or are required to file periodic reports with the SEC under the Exchange Act.

The Sarbanes-Oxley Act of 2002 includes very specific disclosure requirements and corporate governance rules, requires the SEC and self regulatory organizations to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC and the Comptroller General. The Sarbanes-Oxley Act of 2002 represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

The Sarbanes-Oxley Act of 2002 addresses, among other matters:

- audit committees for all reporting companies;
- certification of financial statements by the chief executive officer and the chief financial officer;
- the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers under certain circumstances;
- a prohibition on insider trading during pension plan black out periods;
- disclosure of off-balance sheet transactions;
- expedited filing requirements for certain periodic and current reports;
- disclosure of a code of ethics;
- "real time" filing of periodic reports;
- the formation of a public accounting oversight board;
- auditor independence; and
- various increased criminal penalties for violations of securities laws.

*Overall Impact of New Legislation and Regulations*

Financial regulatory reform continues to be a top priority for President Obama's Administration. The U.S. House of Representatives (the "House") passed the "Wall Street Reform and Consumer Protection Act" on December 11, 2009. The U.S. Senate has not yet enacted legislation in this area. The Senate Banking Committee draft bill, "Restoring American Financial Stability Act of 2009" is still in draft form and currently under discussion. Both legislative products focus on measures to improve financial stability, provide for more effective bank supervision, enhance the regulation of consumer financial products and services through the establishment of a Consumer Financial Protection Agency and allow for better coordination between regulatory agencies. The House's bill would establish a Systemic Dissolution Fund to help wind down financial institutions when necessary. The fund would be pre-funded by FDIC assessments on large financial companies with assets exceeding $50 billion, to pay for the resolution of a bank holding company, a systemically important financial company, an insurance company or any other financial company. The Senate Banking Committee's draft proposal has a similar resolution mechanism and sets the threshold at $10 billion or more.

In addition to the foregoing, various legislative initiatives are from time to time introduced in Congress. It cannot be predicted whether or to what extent the business and condition of Central Jersey Bancorp and its subsidiaries will be affected by new legislation or regulations, and legislation or regulations as yet to be proposed or enacted. Further, the U.S. Department of the Treasury has the authority to unilaterally change the scope and requirements of the Capital Purchase Program, which could have an adverse impact on the operations of Central Jersey Bancorp and its subsidiaries.

**Impact of Monetary Policies**

The earnings of Central Jersey Bank, N.A. will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the Federal Reserve Board have had, and will likely continue to have, an important impact on the operating results of banks through the Federal Reserve Board's power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve Board has a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of, among other things, the discount rate on borrowing of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

**Item 1A. Risk Factors**

Not applicable.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

**Bank Buildings**

The corporate headquarters of Central Jersey Bank, N.A. is a leased facility located in Oakhurst, New Jersey at 1903 Highway 35, which includes a full service branch.

Central Jersey Bank, N.A. also leases office space or owns the buildings at the following branch locations:

- 627 Second Avenue, Long Branch, New Jersey.
- 700 Allaire Road, Spring Lake Heights, New Jersey.
- 700 Branch Avenue, Little Silver, New Jersey.
- 61 Main Avenue, Ocean Grove, New Jersey.
- 444 Ocean Boulevard, Long Branch, New Jersey.
- 2200 Highway 35, Sea Girt, New Jersey.
- 155 Main Street, Manasquan, New Jersey.
- Shark River Plaza, 300 West Sylvania Avenue, Route 33, Neptune City, New Jersey.
- 2201 Bridge Avenue, Point Pleasant, New Jersey.
- 501 Main Street, Bradley Beach, New Jersey.
- 611 Main Street, Belmar, New Jersey.
- Shop Rite Plaza, 2445 Highway 34, Manasquan, New Jersey.

**Item 3. Legal Proceedings**

There are no material legal, governmental, administrative or other proceedings pending against Central Jersey Bancorp or Central Jersey Bank, N.A.

**Item 4. (Removed and Reserved)**

**PART II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Effective February 1, 2007, the common stock of Central Jersey Bancorp commenced trading on the NASDAQ Global Market under the ticker symbol "CJBK." Prior thereto, the common stock of Central Jersey Bancorp traded on the NASDAQ Capital Market.

The following table sets forth, for the periods indicated, the high and low last sale information for Central Jersey Bancorp's common stock, as reported on the NASDAQ Global Market for the period commencing January 1, 2008 through December 31, 2009. Please note that the information set forth below reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions, and has been adjusted to reflect a 5% stock dividend paid on July 1, 2008.

| **Year Ended December 31, 2009** | **High** | **Low** |
|---|---|---|
| First Quarter | $7.50 | $4.62 |
| Second Quarter | 6.70 | 4.90 |
| Third Quarter | 6.65 | 5.05 |
| Fourth Quarter | 6.11 | 2.80 |
| **Year Ended December 31, 2008** | **High** | **Low** |
| First Quarter | $8.38 | $7.35 |
| Second Quarter | 8.74 | 7.66 |
| Third Quarter | 8.00 | 6.62 |
| Fourth Quarter | 7.44 | 5.40 |

As of March 8, 2010, the following were market makers for Central Jersey Bancorp's common stock: UBS Securities LLC; Citadel Derivatives Group LLC; Susquehanna Capital Group; Sandler O' Neill & Partners, L.P.; Knight Equity Markets, L.P.; Keefe, Bruyette & Woods, Inc.; Sterne, Agee & Leach, Inc.; NASDAQ Execution Services LLC; Stifel Nicolaus & Co.; Hudson Securities, Inc.; Susquehanna Financial Group; Automated Trading Desk Financial Services, LLC; Bloomberg Tradebook LLC; E*Trade Capital Markets Llc; Goldman, Sachs & Co.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Stockcross Financial Services, Inc. and Domestic Securities, Inc.

As of February 28, 2009, the approximate number of registered holders of Central Jersey Bancorp's common stock was 619.

During 2009 Central Jersey Bancorp declared and paid $505,000 in dividends due on the Series A Preferred Shares, issued by Central Jersey Bancorp to the U.S. Department of the Treasury as part of the Capital Purchase Program. Central Jersey Bank, N.A. declared and paid $320,000 in cash dividends to Central Jersey Bancorp in order to provide funding for the aforementioned dividend payment.

Central Jersey Bancorp has not paid any cash dividends on its common stock and does not presently intend to declare or pay cash dividends on its common stock. Our dividend policy is subject to certain regulatory considerations and the discretion of our Board of Directors and depends upon a number of factors, including operating results, financial condition and general business conditions. Holders of common stock are entitled to receive dividends as, if and when declared by our Board of Directors out of funds legally available therefore, subject to the restrictions set forth under the Federal Bank Holding Company Act. Subject to the provisions of the Capital Purchase Program described below, we may pay cash dividends without regulatory approval if net income available to common shareholders fully funds the proposed dividends, and the expected rate of earnings retention is consistent with capital needs, asset quality and overall financial condition.

For so long as any Series A Preferred Shares are outstanding, Central Jersey Bancorp is not permitted to declare or pay cash dividends on its common stock unless all dividends on the Series A Preferred Shares have been paid in-full. Further, unless the Series A Preferred Shares are redeemed or fully transferred to third parties, Central Jersey Bancorp is prohibited from increasing its common stock dividends without prior approval of the U.S. Department of the Treasury until December 23, 2011, which is the third anniversary of the investment by the U.S. Department of the Treasury in Central Jersey Bancorp.

*Stock Repurchase Plan*

On January 7, 2008, Central Jersey Bancorp announced a common stock repurchase program. Central Jersey Bancorp's Board of Directors authorized Central Jersey Bancorp to repurchase up to 5.7%, or 525,000 shares, of the 9,183,290 shares of its common stock outstanding at the time the repurchase program was announced. Repurchases were to be made from time to time, in the open market, in unsolicited negotiated transactions or in such other manner deemed appropriate by management, at prices not exceeding prevailing market prices, subject to availability of the shares, over 24 months ending December 31, 2009, or such shorter or longer period of time as Central Jersey Bancorp may determine. The acquired shares are being held in treasury to be used for general corporate purposes. Central Jersey Bancorp's repurchase activities were transacted in accordance with SEC safe harbor rules and guidance for issuer repurchases. During the year ended December 31, 2008, Central Jersey Bancorp repurchased 246,448 shares of its common stock at an average price of $7.29 per share. Central Jersey Bank, N.A. declared and paid $2.042 million in cash dividends to Central Jersey Bancorp in order to effectuate the common stock repurchase program. Effective December 23, 2008, Central Jersey Bancorp suspended its stock repurchase program due to its participation in the Capital Purchase Program.

**Item 6. <u>Selected Financial Data</u>**

Not applicable.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended to provide information about Central Jersey Bancorp's financial condition and results of operations for the years ended December 31, 2009 and 2008. The following information should be read in conjunction with Central Jersey Bancorp's audited consolidated financial statements for the years ended December 31, 2009 and 2008 including the related notes thereto, which begin on page F-1 of this report.

### General

Central Jersey Bancorp (formerly Monmouth Community Bancorp) is a bank holding company headquartered in Oakhurst, New Jersey. The holding company was incorporated in New Jersey on March 7, 2000, and became an active bank holding company on August 31, 2000 through the acquisition of Central Jersey Bank, N.A. (formerly Monmouth Community Bank, N.A.). On January 1, 2005, Central Jersey Bancorp completed its strategic business combination transaction with Allaire Community Bank, a New Jersey state-chartered bank, pursuant to which Allaire Community Bank became a wholly-owned bank subsidiary of Central Jersey Bancorp. On the effective date of the combination, the name of the holding company was changed from Monmouth Community Bancorp to Central Jersey Bancorp. In addition, as a part of the combination, each outstanding share of common stock of Allaire Community Bank was exchanged for one share of Central Jersey Bancorp common stock.

### Critical Accounting Policies

Note 1 "Summary of Significant Accounting Policies" to our consolidated financial statements for the years ended December 31, 2009 and 2008, contained elsewhere in this report, includes a summary of our significant accounting policies. We believe our policy, with respect to the methodology for our determination of the allowance for loan losses ("ALL"), involves a high degree of complexity and requires management to make difficult and subjective judgments which often requires assumptions or estimates about uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. This critical policy and its application are periodically reviewed by Central Jersey Bancorp's Audit Committee and Board of Directors.

Additional critical accounting policies relate to judgments about other asset impairments, including goodwill, investment securities, servicing rights and deferred tax assets. Goodwill is recognized for the excess of the purchase price over the estimated fair value of acquired net assets in a business combination. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 350, *"Goodwill and Other Intangibles,"* goodwill is not amortized but is subject to impairment testing at least annually, which the Central Jersey Bancorp performs as of December 31$^{st}$ of each year. On an interim basis, Central Jersey Bancorp evaluates whether circumstances are present that would indicate potential impairment of its goodwill. These circumstances include prolonged trading value of Central Jersey Bancorp's common stock relative to its book value, adverse changes in the business or legal climate, actions by regulators, or loss of key personnel. When it is determined that these or other circumstances are present, Central Jersey Bancorp tests the carrying value of goodwill for impairment at an interim date.

The goodwill impairment test is a two step test in which Central Jersey Bancorp first identifies its reporting units and compares the estimated fair value of each reporting unit to the carrying amount, inclusive of the goodwill assigned it. If the carrying amount of a reporting unit exceeds the estimated fair value, an indicator of goodwill impairment exists and a second step test is performed to determine if any goodwill impairment exists. In the second step, Central Jersey Bancorp calculates the implied value of goodwill by emulating a business combination for each reporting unit. This step subtracts the estimated fair value of net assets in the reporting unit from the step one estimated fair value to determine the implied value of goodwill. If the implied value of goodwill exceeds the carrying value of goodwill allocated to the reporting unit, goodwill is not impaired, but if the implied value of goodwill is less than the carrying value of the goodwill allocated to the reporting unit, a goodwill impairment charge is recognized for the difference in the consolidated statement of operations with a corresponding reduction to goodwill on the consolidated statement of financial condition. Central Jersey Bancorp's only reporting unit is "community banking" for purposes of the goodwill impairment test.

In performing its evaluation of goodwill impairment, Central Jersey Bancorp makes significant judgments, particularly with respect to estimating the fair value of its reporting unit and if the second step test is required, estimating the fair value of net assets. Central Jersey Bancorp utilizes a third-party specialist who assists with valuation techniques to evaluate its reporting unit and estimates a fair value as though it were an acquirer. The estimate utilizes historical data, cash flows, and market and industry data specific to the reporting unit. Industry and market data is used to develop material assumptions such as transaction multiples, required rates of return, control premiums, transaction costs and synergies of a transaction, and capitalization.

Other intangible assets are specifically identified intangible assets created from a business combination. Core deposit intangibles represent the value of checking, savings and other acquired, low cost deposits. Core deposit intangibles are amortized over the lesser of the estimated lives of deposit accounts or ten years on an accelerated basis. Decreases in deposit lives may result in increased amortization and/or an impairment charge.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks with original maturities of three months or less and overnight federal funds sold. Federal funds sold are generally sold for one-day periods.

FASB ASC Topic 320, "*Investments-Debt and Equity Securities,*" requires that securities be categorized as "held to maturity," "trading securities" or "available-for-sale," based on management's intent as to the ultimate disposition of each security. FASB ASC Topic 320 allows debt securities to be classified as "held to maturity" and reported in consolidated financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold these securities to maturity. When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. Such securities are stated at cost, adjusted for amortization of premiums and accretion of discounts over the estimated remaining lives of the investment securities utilizing the level-yield method. Central Jersey Bank, N.A. does not currently use or maintain a trading account. Securities not classified as "held to maturity" are classified as "available-for-sale." These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of equity. Investment securities available-for-sale include investment securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Investment securities available-for-sale are carried at estimated fair value. Gains and losses on sales of investment securities are based on the specific identification method and are accounted for on a trade date basis.

On a quarterly basis, Central Jersey Bank, N.A. evaluates investment securities for other-than-temporary impairment. For individual investment securities classified as either available-for-sale or held-to-maturity, a determination is made as to whether a decline in fair value below the amortized cost basis is other than temporary. When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. After evaluation, as of December 31, 2009, Central Jersey Bank, N.A. noted no other-than-temporary impairment issues.

Loans are stated at unpaid principal balances, less unearned income and deferred loan fees and costs. Interest on loans is credited to operations based upon the principal amount outstanding. Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized over the estimated life of the loan as an adjustment to the loan's yield using the level-yield method.

A loan is considered impaired when, based on current information and events, it is probable that Central Jersey Bank, N.A. will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows, at the loan's observable market price, or the fair value of the underlying collateral, if the loan is collateral dependent. Conforming residential mortgage loans, home equity and second mortgages and loans to individuals, are excluded from the definition of impaired loans as they are characterized as smaller balance, homogeneous loans and are collectively evaluated.

The accrual of income on loans, including impaired loans, is generally discontinued when a loan becomes more than 90 days delinquent as to principal or interest or when other circumstances indicate that collection is questionable, unless the loan is well secured and in the process of collection. Income on non-accrual loans, including impaired loans, is recognized only in the period in which it is collected, and only if management determines that the loan principal is fully collectible. Loans are returned to an accrual status when a loan is brought current as to principal and interest and reasons for doubtful collection no longer exist.

A loan is considered past due when a payment has not been received in accordance with the contractual terms. Generally, commercial loans are placed on non-accrual status when they are 90 days past due unless they are well secured and in the process of collection or, regardless of the past due status of the loan, when management determines that the complete recovery of principal and interest is in doubt. Commercial loans are generally written down after an analysis is completed which indicates that collectibility of the full principal balance is in doubt. Consumer loans are generally written down after they become one hundred twenty days past due. Mortgage loans are not generally placed on a non-accrual status unless the value of the real estate has deteriorated to the point that a potential loss of principal or interest exists. Subsequent payments are credited to income only if collection of principal is not in doubt. If principal and interest payments are brought contractually current and future collectibility is reasonably assured, loans are returned to accrual status. Mortgage loans are generally written down when the value of the underlying collateral does not cover the outstanding principal balance. Loan origination and commitment fees less certain costs are deferred and the net amount amortized as an adjustment to the related loan's yield. Loans held-for-sale are recorded at the lower of aggregate cost or fair value.

The ALL is based upon the Interagency Policy Statement on the Allowance for Loan and Lease Losses issued jointly by the federal banking agencies on December 13, 2006 (OCC Bulletin 2006-47) and management's evaluation of the adequacy of the allowance, including an assessment of: (a) known and inherent risks in the loan portfolio; (b) the size and composition of the loan portfolio; (c) actual loan loss experience; (d) the level of delinquencies; (e) the individual loans for which full collectibility may not be assured; (f) the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans; and (g) the current economic and market conditions. Although management uses the best information available, the level of the ALL remains an estimate that is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review Central Jersey Bank, N.A.'s ALL. Such agencies may require Central Jersey Bank, N.A. to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of Central Jersey Bank, N.A.'s loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of Central Jersey Bank, N.A.'s loan portfolio is susceptible to changes in local market conditions and may be adversely affected should real estate values decline or the Central New Jersey area experience an adverse economic climate. Future adjustments to the ALL may be necessary due to economic, operating, regulatory and other conditions beyond Central Jersey Bank, N.A.'s control. Management believes that the ALL is adequate as of December 31, 2009.

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from other non-interest expenses.

Income taxes are accounted for under the asset and liability method. Current income taxes are provided for based upon amounts estimated to be currently payable, for both federal and state income taxes. Deferred federal and state tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial statement and tax basis of existing assets and liabilities. Deferred tax assets are recognized for future deductible temporary differences and tax loss carry forwards if their realization is "more-likely-than-not." The effect of a change in the tax rate on deferred taxes is recognized in the period of the enactment date.

Comprehensive (loss) income is segregated into net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income includes items previously recorded directly to equity, such as unrealized gains and losses on securities available-for-sale. Comprehensive (loss) income is presented in the Consolidated Statements of Changes in Shareholders' Equity.

Central Jersey Bank, N.A.'s operations are solely in the financial services industry and include traditional banking and other financial services. Central Jersey Bank, N.A. operates primarily in the geographical region of central New Jersey. Management makes operating decisions and assesses performance based on an ongoing review of Central Jersey Bank, N.A.'s consolidated financial results. Therefore, Central Jersey Bancorp has a single operating segment for financial reporting purposes.

Central Jersey Bank, N.A. originates SBA loans and typically sells the U.S. Government guaranteed portion of the outstanding loan balance to investors, with servicing retained. Servicing rights fees, which are usually based on a percentage of the outstanding principal balance of the loan, are recorded for servicing functions. Central Jersey Bank, N.A. accounts for its transfers and servicing of financial assets in accordance with FASB ASC Topic 860, *"Transfers and Servicing."* Central Jersey Bank, N.A. records servicing rights based on the fair values at the date of sale.

The determination of whether deferred tax assets will be realizable is predicated on estimates of future taxable income. Such estimates are subject to management's judgment. A valuation reserve is established when management is unable to conclude that it is more likely than not that it will realize deferred tax assets based on the nature and timing of these items.

**Overview**

In the second quarter of 2009, Central Jersey Bancorp recorded a $27.0 million goodwill impairment charge, resulting in a net loss and a net loss available to common shareholders of $25.8 million and $26.5 million, respectively, for the year ended December 31, 2009, as compared to net income and net income available to shareholders of $2.9 million for 2008. Basic and diluted loss per common share for the year ended December 31, 2009 were both ($2.91), as compared to basic and diluted earnings per common share of $0.32 and $0.30, respectively, for 2008. The net income available to common shareholders figure for the year ended December 31, 2009, takes into account $565,000 in preferred stock dividends payable to the U.S. Department of the Treasury as part of the Capital Purchase Program and $178,000 in related preferred stock discount accretion. Had Central Jersey Bancorp not realized the $27.0 million goodwill impairment charge for the year ended December 31, 2009, net income and net income available to common shareholders would have been $1.2 million and $446,000, respectively.

The $27.0 million in goodwill was recorded on January 1, 2005 in conjunction with the combination with Allaire Community Bank. The goodwill impairment charge was a non-cash adjustment to Central Jersey Bancorp's consolidated financial statements which did not affect cash flows, liquidity, or tangible capital. As goodwill is excluded from regulatory capital, the impairment charge did not impact regulatory capital ratios of Central Jersey Bancorp or Central Jersey Bank, N.A., both of which remain "well-capitalized" under regulatory requirements. The goodwill impairment charge was recorded in accordance with FASB ASC Topic 350, which requires an interim goodwill impairment analysis under certain events, including "a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of."

Central Jersey Bancorp recorded an income tax benefit of $888,000 on a loss before taxes of $26.7 million for the year ended December 31, 2009. For the year ended December 31, 2008, Central Jersey Bancorp recorded income tax expense of $1.3 million on income before taxes of $4.2 million, resulting in an effective tax rate of 30.7%. The income tax benefit was due to the utilization of capital tax loss carry-forwards which resulted from the 2007 balance sheet restructuring initiative. As a result of the restructuring, a deferred tax valuation allowance was established against deferred tax assets generated from the capital tax loss carry-forwards. Since $772,000 of the $2.9 million in gains from the sale of available-for-sale investment securities, recorded during the year ended December 31, 2009, were realized in CJB Investment Company, a wholly-owned subsidiary of Central Jersey Bank, N.A., these gains are considered capital gains and are permitted to be offset against the remaining capital tax loss carry-forwards. The federal income tax benefit is primarily the result of the reversal of the deferred tax valuation allowance which totaled approximately $262,000 and a significant increase in the amount of federal tax free interest income derived from municipal bond and note obligations.

The net interest margin on a tax equivalent basis was 3.29% for the year ended December 31, 2009, as compared to 3.73% for the year ended December 31, 2008. The retail and commercial banking markets remain very competitive for deposit and loan pricing. The yield on interest-earning assets was 4.70% for the year ended December 31, 2009, as compared to 5.84% for the year ended December 31, 2008. The average cost of deposits and interest-bearing liabilities was 1.82% for the year ended December 31, 2009, as compared to 2.70% for the year ended December 31, 2008. The decrease in both average yield on interest-earning assets and the cost of deposits and interest-earning liabilities for year ended December 31, 2009 was primarily due to the significant reduction in the general level of short term rates and the 500 basis point reduction in the Prime Rate of interest which occurred between September 2007 and December 2008.

Per common share earnings have been adjusted in all periods to reflect the two-for-one stock split, in the form of a stock dividend, paid to common shareholders of record on June 15, 2005, and for the 5% stock dividends paid on July 1, 2006, July 2, 2007 and July 1, 2008.

Total assets of $577.7 million, at December 31, 2009, were comprised primarily of $369.5 million in net loans, $104.2 million in investment securities and $78.3 million in cash and cash equivalents, as compared to total assets of $599.4 million at December 31, 2008, which primarily consisted of $356.3 million in net loans, $185.4 million in investment securities, and $9.8 million in cash and cash equivalents. Total assets at

December 31, 2009 were funded primarily through deposits totaling $467.9 million, a $49.1 million, or 11.7%, increase from deposits totaling $418.8 million at December 31, 2008.

Central Jersey Bancorp reported an $869,000, or 12.7%, increase in total delinquencies at December 31, 2009 from the total reported at December 31, 2008. Delinquencies totaled $7.7 million at December 31, 2009, as compared to $6.8 million at December 31, 2008. Non-accrual loans increased by $5.4 million from $2.5 million at December 31, 2008 to $7.9 million at December 31, 2009. Other real estate owned ("OREO") plus non-performing loans, which consist of non-accrual loans and loans delinquent 90+ days and still accruing, increased by $6.3 million from $3.4 million at December 31, 2008 to $9.7 million at December 31, 2009.

The table below provides selected performance ratios for the years ended December 31, 2009 and December 31, 2008:

| Performance Ratios: | 2009 | 2008 |
|---|---|---|
| Return on average assets | (4.35%) | 0.54% |
| Return on average tangible assets | (4.45%) | 0.57% |
| Return on average equity | (44.42%) | 4.20% |
| Return on average tangible equity | (56.58%) | 7.13% |
| Shareholders' equity to total assets | 9.61% | 13.76% |

The table below provides selected performance ratios for the years ended December 31, 2009 and December 31, 2008, excluding the impact of the previously-disclosed $27.0 million goodwill impairment charge.

| Performance Ratios: | 2009 | 2008 |
|---|---|---|
| Return on average assets | 0.19% | 0.54% |
| Return on average tangible assets | 0.20% | 0.57% |
| Return on average equity | 1.65% | 4.20% |
| Return on average tangible equity | 2.71% | 7.13% |
| Shareholders' equity to total assets | 13.64% | 13.76% |

**Results of Operations**

*General*

Central Jersey Bancorp's principal source of revenue is derived from Central Jersey Bank, N.A.'s net interest income, which is the difference between interest income on earning assets and interest expense on deposits and other borrowings. Interest-earning assets consist principally of loans, securities and federal funds sold, while the sources used to fund such assets consist primarily of deposits and other borrowings. Central Jersey Bancorp's net income (loss) is also affected by Central Jersey Bank, N.A.'s provision for loan losses, non-interest income and non-interest expenses. Non-interest income consists primarily of service charges and fees and the gain on sale of securities available-for-sale. Non-interest expenses consist primarily of salaries and employee benefits, occupancy costs and other operating related expenses.

**For the years ended December 31, 2009 and 2008**

*Net Interest Income*

Net interest income for Central Jersey Bank, N.A. totaled $18.2 million for the year ended December 31, 2009, as compared to $18.4 million for the year ended December 31, 2008. Net interest income for the year ended December 31, 2009 was comprised primarily of $20.7 million in interest and fees on loans, $5.4 million in interest on securities, and $318,000 in interest income on federal funds sold and due from banks, less interest expense on deposits of $7.0 million, interest expense on borrowed funds of $942,000, and interest expense on subordinated debentures of $190,000, whereas net interest income for the year ended December 31, 2008 was comprised primarily of $21.1 million in interest and fees on loans, $7.6 million in interest on securities, and $386,000 in interest income on federal funds sold and due from banks, less interest expense on deposits of $9.0 million, interest expense on borrowed funds of $1.3 million, and interest expense on subordinated debentures of $355,000.

Average interest-earning assets totaled $563.5 million for the year ended December 31, 2009, a $70.4 million, or 14.3%, increase over average interest-earning assets of $493.1 million for the year ended December 31, 2008. Interest-earning assets for such periods were funded primarily by deposit inflows and the proceeds from borrowed funds. Deposits for the year ended December 31, 2009 averaged $442.2 million, of which $365.4 million, or 82.6%, were interest-bearing. This represents a 10.1% increase over average total deposits of $401.7 million for the year ended December 31, 2008, of which $326.5 million, or 81.3%, were interest-bearing. Subordinated debentures and other borrowings for the year ended December 31, 2009, averaged $5.2 million and $73.4 million, respectively, as compared to $5.2 million and $63.1 million, respectively, for the year ended December 31, 2008. The increase in other borrowings was due to growth in the bank subsidiary's sweep account product for business customers. As of December 31, 2009, borrowings included $26.4 million bank sweep funds, $15.0 million in Federal Home Loan Bank of New York ("FHLBNY") callable advances and $6.2 million in FHLBNY fixed rate advances.

Net interest margin on a tax equivalent basis was 3.29% for the year ended December 31, 2009, as compared to 3.73% for the year ended December 31, 2008. The retail and commercial banking markets remain very competitive for deposit and loan pricing. The yield on interest-earning assets was 4.70% for the year ended December 31, 2009, as compared to 5.84% for the year ended December 31, 2008. The average cost of deposits and interest-bearing liabilities was 1.82% for the year ended December 31, 2009, as compared to 2.70% for the year ended December 31, 2008. The decrease in both average yield on interest-earning assets and the cost of deposits and interest-earning liabilities for year ended December 31, 2008 was primarily due to the significant reduction in the general level of short term rates and the 500 basis point reduction in the Prime Rate of interest which occurred between September 2007 and December 2008.

The following table presents a summary of the principal components of average interest-earning assets and average interest-bearing liabilities with the related interest income and interest expense for the years ended December 31, 2009 and 2008:

| (dollars in thousands) | Year ended December 31, 2009 | | | Year ended December 31, 2008 | | |
|---|---|---|---|---|---|---|
| | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost |
| Interest earning assets: | | | | | | |
| Federal funds sold | $ 21,488 | $ 32 | 0.15% | $ 6,612 | $ 180 | 2.72% |
| Loans receivable, gross | 373,041 | 20,709 | 5.49% | 333,427 | 21,084 | 6.32% |
| Deposits with banks | 4,912 | 286 | 5.82% | 4,566 | 206 | 4.51% |
| Taxable investments | 106,664 | 4,288 | 4.02% | 146,567 | 7,558 | 5.16% |
| Tax-exempt investments[1] | 57,371 | 1,426 | 2.49% | 1,892 | 78 | 4.12% |
| Total interest earning assets | 563,476 | 26,741 | 4.70% | 493,064 | 29,106 | 5.84% |
| Cash and due from banks | 14,867 | | | 9,094 | | |
| Allowance for loan losses | (7,456) | | | (3,698) | | |
| Other assets | 21,229 | | | 42,672 | | |
| Total assets | $592,116 | | | $541,132 | | |
| Interest bearing liabilities: | | | | | | |
| Interest bearing demand | $ 67,368 | $ 669 | 0.99% | $ 45,980 | $ 1,576 | 1.92% |
| Money market | 78,520 | 1,488 | 1.90% | 28,526 | 772 | 2.71% |
| Savings | 56,236 | 331 | 0.59% | 67,868 | 928 | 1.37% |
| Time | 163,259 | 4,559 | 2.79% | 148,173 | 5,708 | 3.85% |
| Total interest bearing deposits | 365,383 | 7,047 | 1.93% | 326,524 | 8,984 | 2.75% |
| Other borrowings | 73,437 | 942 | 1.28% | 63,141 | 1,325 | 2.10% |
| Subordinated debentures | 5,155 | 190 | 3.69% | 5,155 | 355 | 6.89% |
| Total interest-bearing liabilities | 443,975 | 8,179 | 1.82% | 394,820 | 10,664 | 2.70% |
| Non-interest bearing demand | 76,811 | | | 75,149 | | |
| Other liabilities | 1,935 | | | 1,865 | | |
| Shareholders' equity | 69,395 | | | 69,298 | | |
| Total liabilities and shareholders' equity | $592,116 | | | $541,132 | | |
| Net interest income/Net interest rate spread[2] | | $ 18,562 | 3.10% | | $ 18,442 | 3.53% |
| Tax equivalent adjustment | | (362) | | | (20) | |
| Net interest income, as reported | | $ 18,200 | | | $ 18,422 | |
| Net interest margin[3] | | | 3.23% | | | 3.73% |
| Tax equivalent adjustment | | | 0.06% | | | 0.00% |
| Net interest margin on a fully tax equivalent basis[3] | | | 3.29% | | | 3.73% |

1 Interest income is presented on a tax equivalent basis using a 34% federal tax rate.

2 Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

3 Net interest margin represents net interest income divided by average interest-earning assets.

*Rate/Volume Analysis*

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Central Jersey Bank, N.A.'s interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate (in thousands).

| | Year ended December 31, 2009 Compared to Year ended December 31, 2008 | | |
|---|---|---|---|
| | Increase (Decrease) Due to Change in: | | Total Increase (Decrease) |
| *(in thousands)* | Volume | Rate | |
| Interest Income: | | | |
| Loans receivable, gross | $ 2,354 | $ (2,729) | $ (375) |
| Securities | 734 | (2,998) | (2,264) |
| Deposits with banks | 17 | 63 | 80 |
| Federal funds sold | 135 | (283) | (148) |
| Total interest-earning assets | 3,240 | (5,947) | (2,707) |
| Interest Expense: | | | |
| Interest-bearing demand | (138) | (459) | (597) |
| Savings deposits | 538 | (1,687) | (1,149) |
| Money market deposits | 1,006 | (290) | 716 |
| Time deposits | (244) | (663) | (907) |
| Total interest-bearing deposits | 1,162 | (3,099) | (1,937) |
| Other borrowings | 191 | (574) | (383) |
| Subordinated debentures | -- | (165) | (165) |
| Total interest-bearing liabilities | 1,353 | (3,838) | (2,485) |
| Net interest income | $ 1,887 | $ (2,109) | $ (222) |

*Provision for Loan Losses*

For the year ended December 31, 2009, the provision for loan losses was $6.2 million, as compared to $1.3 million for the year ended December 31, 2008. The recorded provision for loan losses, for the year ended December 31, 2009, included $21.2 million in loans which were downgraded in risk rating and/or placed on non-accrual status during 2009, a $3.6 million increase in the specific reserve of certain impaired loans and loan net charge-offs totaling $1.2 million. The significant increase in the provision for loan losses is due to the credit deterioration of certain commercial and commercial real estate loans as a result of general economic conditions. At December 31, 2009, two loans were transferred to other real estate owned, impacting the provision for loan losses by $245,000, and recorded as other real estate owned at their fair market value less cost to sell of $1.1 million. Total gross loans outstanding at December 31, 2009 were $379.1 million, an increase of $18.1 million, or 5.01%, over the December 31, 2008 total of $361.0 million.

*Non-Interest Income*

Non-interest income, which consists of service charges on deposit accounts, gains on the sale of investment securities available-for-sale, income from bank owned life insurance and gains on the sale of loans held-for-sale, was $5.1 million for the year ended December 31, 2009, as compared to $2.7 million for 2008. Gains on the sale of investment securities available-for-sale totaled $2.9 million for the year ended December 31, 2009, as compared to $739,000 for 2008. Gains on the sale of loans held-for-sale totaled $536,000 and $351,000, for the years ended December 31, 2009 and 2008, respectively, and were primarily attributable to fees realized from the sale and servicing of SBA loans which totaled $461,000 for the year ended December 31, 2009, as compared to $334,000 for the year ended December 31, 2008. The origination of SBA loans, which are generally sold with servicing retained, commenced in the fourth quarter of 2007, with the initial SBA loan sales occurring during the first quarter of 2008. Gains on sale of residential mortgage loans totaled $75,000 and $17,000, for the years ended December 31, 2009 and 2008, respectively. Service charges on deposit accounts remained consistent at $1.5 million for the year ended December 31, 2009, which was a nominal decrease of $19,000 from December 31, 2008. Income on bank owned life insurance increased $12,000, to $132,000 for the year ended December 31, 2009, as compared to $120,000 for the year ended December 31, 2008.

*Non-Interest Expense*

Excluding the $27.0 million non-cash goodwill impairment charge recorded for the year ended December 31, 2009, non-interest expense for the year ended December 31, 2009 was $16.7 million, as compared to $15.6 million for the prior year. The $1.1 million increase for 2009 included an $869,000 increase in FDIC deposit insurance expense and $634,000 in non-recurring expenses related to the terminated Merger Agreement. Non-interest expense generally includes costs associated with employee salaries and benefits, occupancy expenses, data processing fees, core deposit intangible amortization, and other non-interest expenses. Central Jersey Bank, N.A. incurred $413,000 in core deposit intangible amortization expense related to the combination with Allaire Community Bank for the year ended December 31, 2009, as compared to $482,000 in 2008.

The $27.0 million in goodwill was recorded as an intangible asset on January 1, 2005 in conjunction with the combination of Monmouth Community Bancorp (the predecessor to Central Jersey Bancorp) and Allaire Community Bank. The goodwill impairment charge is a non-cash adjustment to Central Jersey Bancorp's consolidated financial statements, which has no affect on cash flows, liquidity, or tangible capital. As goodwill is excluded from regulatory capital, the impairment charge had no impact on regulatory capital ratios of Central Jersey Bancorp or Central Jersey Bank, N.A., both of which remain "well-capitalized" under regulatory requirements. The goodwill impairment charge was recorded in accordance with FASB ASC Topic 350, which requires an interim goodwill impairment analysis under certain events.

On February 27, 2009 the Board of Directors of the FDIC voted to amend the restoration plan for the Deposit Insurance Fund. The Board also took action to ensure the continued strength of the insurance fund by imposing a special assessment on insured institutions of 5 basis points, implementing changes to the risk-based assessment system, and setting rates beginning the second quarter of 2009. The special assessment payment was made September 30, 2009; however, in accordance with the rule, the full amount of $279,000 was accrued in the second quarter of 2009, when the June 30, 2009 deposits were measurable.

Full-time equivalent employees totaled 133 at December 31, 2009, as compared to 140 at December 31, 2008. The decrease in full-time equivalent employees is due primarily due to the reduction in staff in anticipation of the merger with OceanFirst Financial Corp. Subsequent to the termination of the merger, the organization has reorganized and been reconstituted in a manner that we believe will, prospectively, result in improved operating efficiencies.

The table below presents non-interest expense, excluding the $27.0 million non-cash goodwill impairment charge, by major category, for the years ended December 31, 2009 and 2008, respectively (in thousands):

| Non-interest Expense: | 2009 | 2008 |
|---|---|---|
| Salaries and employee benefits | $ 7,562 | $ 7,759 |
| Net occupancy expenses | 2,125 | 2,059 |
| Professional fees | 1,437 | 896 |
| FDIC insurance premiums | 1,147 | 278 |
| Data processing | 972 | 1,011 |
| Outside service fees | 828 | 782 |
| Furniture, fixtures and equipment | 796 | 694 |
| Core deposit intangible amortization | 413 | 482 |
| Stationery, supplies and printing | 205 | 239 |
| Advertising | 204 | 268 |
| Insurance | 161 | 184 |
| Telephone | 108 | 133 |
| Other operating expenses | 784 | 852 |
| Total | $ 16,742 | $ 15,637 |

*Income Tax Expense*

Central Jersey Bancorp recorded an income tax benefit of $888,000 on a loss before taxes of $26.7 million for the year ended December 31, 2009. For the year ended December 31, 2008, Central Jersey Bancorp recorded income tax expense of $1.3 million on income before taxes of $4.2 million, resulting in an effective tax rate of 30.7%. The income tax benefit was due to the utilization of capital tax loss carry-forwards which resulted from the 2007 balance sheet restructuring initiative. As a result of the restructuring, a deferred tax valuation allowance was established against deferred tax assets generated from the capital tax loss carry-forwards. Since $772,000 of the $2.9 million in gains from the sale of available-for-sale investment securities, recorded during the year ended December 31, 2009, were realized in CJB Investment Company, a wholly-owned subsidiary of Central Jersey Bank, N.A., these gains are considered capital gains and are permitted to be offset against the remaining capital tax loss carry-forwards. The federal income tax benefit is primarily the result of the reversal of the deferred tax valuation allowance which totaled approximately $262,000 and a significant increase in the amount of federal tax free interest income derived from municipal bond and note obligations.

**Financial Condition**

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand, amounts due from banks with original maturities of three months or less, and federal funds sold. Cash and cash equivalents were $78.3 million at December 31, 2009, an increase of $68.5 million, from the December 31, 2008 total of $9.8 million. The increase is due primarily to the timing of cash flows related to Central Jersey Bank, N.A.'s business activities and the sale of investment securities.

*Goodwill and Other Intangible Assets*

Goodwill and other intangible assets on the consolidated statement of financial condition decreased $27.4 million, from $28.4 million at December 31, 2008 to $1.0 million at December 31, 2009. The decrease was primarily due to $27.0 million of goodwill impairment identified in the "community banking" reporting unit, accompanied by scheduled amortization of core deposit intangibles.

Central Jersey Bancorp's only reporting unit is "community banking" for purposes of the goodwill impairment test. Central Jersey Bancorp performed an interim impairment test of goodwill during the second quarter of 2009 due to the presence of indicators of potential impairment which included adverse changes in economic conditions reflected in the prolonged trading value of common stock relative to its book value and the tentative merger between Central Jersey Bancorp and OceanFirst Financial Corp.

In performing its evaluation of goodwill impairment, management makes significant judgments, particularly with respect to estimating the fair value of its reporting unit and, if the second step goodwill impairment test is required, estimating the fair value of net assets. In addition, management will utilize third party specialists to assist during the testing process and in developing assumptions. The techniques Central Jersey Bancorp employed included discounted cash flow analysis and the use of two separate marked-based approaches. Step one and step two tests incorporated recent declines in merger and acquisition values, changes to control premiums, synergies available to a potential acquirer (net of transaction expenses), views on regulatory matters, and increased expectations for returns given perceived risk in financial services and banking industry. In addition, the analysis incorporated certain financial results, which have been negatively impacted by credit quality. The current economic climate was assumed to improve gradually over time, and existing legislative and regulatory requirements were assumed to continue for the duration of the analysis.

Prior to the impairment test, the carrying value of goodwill assigned to the "community banking" reporting unit was $27.0 million. Upon testing, the "community banking" reporting unit failed the step one test, resulting in a potential indicator of impairment and a required step two test. The step two test for the "community banking" reporting unit resulted in $27.0 million of impairment, for which the carrying value of its goodwill was reduced as of December 31, 2009. Net income in 2009 was reduced by $27.0 million as a result of the impairment. The goodwill impairment charge did not impact income taxes, since all of its goodwill is not deductible. As goodwill is excluded from regulatory capital, the impairment charge had no impact on the regulatory capital ratios of Central Jersey Bancorp or Central Jersey Bank, N.A., both of which remain "well-capitalized" under regulatory requirements.

Other intangible assets are specifically identified intangible assets created from a business combination. Core deposit intangibles represent the value of checking, savings and other acquired, low cost deposits. Core deposit intangibles are amortized over the lesser of the estimated lives of deposit accounts or ten years on an accelerated basis. Decreases in deposit lives may result in increased amortization and/or an impairment charge.

For the years ended December 31, 2009 and 2008, Central Jersey Bancorp had $1.0 million and $1.4 million, respectively, of core deposit intangible related to the combination with Allaire Community Bank. At December 31, 2009, Central Jersey Bank N.A. performed an annual analysis to test the core deposit premium and noted no impairment.

*Investment Securities Portfolio*

Investment securities totaled $104.2 million at December 31, 2009, a decrease of $81.2 million, or 43.8%, from the December 31, 2008 total of $185.4 million. The decrease was primarily due to the sale of $119.4 million of mortgage backed securities, $37.1 million of municipal bond and note obligations and $10.0 million of government-sponsored agency securities. For the year ended December 31, 2009, principal pay downs of securities totaled $30.4 million, purchases of mortgage-backed securities totaled $43.2 million, purchases of municipal bond and note obligations totaled $94.6 million, purchases of government-sponsored agency securities totaled $21.8 million, $37.3 million of government-sponsored agency securities were matured and/or called, $4.7 million of municipal bonds were matured and/or called and net premium/discount amortization totaled $500,000. In addition, at December 31, 2009, the net change of the unrealized gain on available-for-sale securities decreased by $1.5 million from December 31, 2008.

The following table summarizes the maturity and weighted average yields in each of Central Jersey Bank, N.A.'s investment securities portfolios at December 31, 2009:

| Maturities and weighted average yields: *(dollars in thousands)* | Within 1 Year | Over 1 to 5 Years | Over 5 to 10 Years | Over 10 Years | Total |
|---|---|---|---|---|---|
| Securities held-to-maturity: | | | | | |
| Mortgage-backed securities | | | | | |
| Amortized cost | $ 753 | $ 773 | $ 2,040 | $ 3,651 | $ 7,217 |
| Weighted average yield | 4.00% | 4.56% | 4.60% | 5.42% | 4.95% |
| Obligations of U.S. Government agencies | | | | | |
| Amortized cost | -- | -- | -- | -- | -- |
| Weighted average yield | -- | -- | -- | -- | -- |
| Total securities held-to-maturity | | | | | |
| Amortized cost | $ 753 | $ 773 | $ 2,040 | $ 3,651 | $ 7,217 |
| Weighted average yield | 4.00% | 4.56% | 4.60% | 5.42% | 4.95% |
| Securities available-for-sale: | | | | | |
| Mortgage-backed securities | | | | | |
| Fair value | $ 312 | $ 2 | $ 17,993 | $ 16,545 | $ 34,852 |
| Weighted average yield | 5.00% | 5.00% | 4.84% | 5.46% | 5.14% |
| Obligations of U.S. Government agencies | | | | | |
| Fair value | -- | 10,906 | -- | -- | $ 10,906 |
| Weighted average yield | -- | 1.58% | -- | -- | 1.58% |
| Municipal Obligations | | | | | |
| Fair value | 36,175 | 4,924 | 3,357 | 3,825 | 48,281 |
| Weighted average yield | 2.40% | 4.89% | 3.93% | 3.71% | 2.86% |
| Other debt securities | | | | | |
| Fair value | 2,691 | 217 | -- | -- | 2,908 |
| Weighted average yield | 2.39% | 2.75% | -- | -- | 2.42% |
| Total securities available-for-sale | | | | | |
| Fair value | $ 39,178 | $ 16,049 | $21,350 | $ 20,370 | $ 96,947 |
| Weighted average yield | 2.42% | 2.61% | 4.70% | 5.13% | 3.52% |

*Investment Policy*

The Board of Directors has adopted an investment policy to govern the investment function of Central Jersey Bank, N.A., which includes the purchase of investment securities for the held-to-maturity and available-for-sale portfolios and the sale of investment securities from the available-for-sale portfolio.

The basic objectives of the investment function are:

- to keep Central Jersey Bank, N.A.'s funds fully employed at the maximum after-tax return;
- to minimize exposure to credit risk; and
- to provide liquidity required by current circumstances.

As used in our investment policy and in other policies of Central Jersey Bank, N.A., the term "liquidity" refers to the expected cash flow from performing assets and secondary to borrowings secured by performing assets. These two sources of liquidity are expected to fund the operations of Central Jersey Bank, N.A. For this reason, unless otherwise indicated, the term "liquidity" in Central Jersey Bank, N.A.'s policies does not refer to proceeds from the sale of assets, except for the sale of assets available-for-sale.

Investment management therefore emphasizes:

- preservation of principal;
- strong cash-flow characteristics;
- ready availability of credit information;
- appropriateness of size both as to Central Jersey Bank, N.A. and as to an obligor's outstanding debt;
- eligibility as collateral for public-agency deposits and customer repurchase-agreement accounts; and
- broad marketability, as an indicator of quality.

The purpose of bonds in the held-to-maturity portfolio is to provide earnings consistent with the safety factors of quality, maturity and risk diversification. This purpose is reflected in the accounting principle that carrying a debt security at amortized cost is appropriate only if the ALCO/Investment Committee of Central Jersey Bank, N.A. has the intent and ability to hold that security to maturity. Management should be indifferent to price fluctuations unrelated to the continuing ability of an investment security to contribute to recurring income. For purposes of our investment policy, an investment security shall be deemed to have matured if it is sold: (1) within three months of maturity or a call date if exercise of the call is probable; or (2) after collection of at least 85% of the principal outstanding at acquisition.

Debt securities that are not positively expected to be held-to-maturity, but rather for indefinite periods of time, and equity securities, shall be booked to the available-for-sale portfolio, which shall be monitored daily and reported at fair value with unrealized holding gains and losses excluded from earnings and reported as a tax-effected net amount in a separate component of shareholders' equity. However, in calculating and reporting regulatory capital, only net unrealized losses on marketable equity securities is deducted from Tier 1 or core capital.

FASB ASC Topic 320 allows debt securities to be classified as "held to maturity" and reported in consolidated financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold these securities to maturity. When an entity does not intend to sell the debt security, and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

*Loan Portfolio*

Central Jersey Bank, N.A.'s primary policy goal is to establish a sound credit portfolio that contributes, in combination with other earning assets, to a satisfactory return on assets, return on shareholders' equity and capital to asset ratio.

Central Jersey Bank, N.A. conducts both commercial and retail lending activities. The loan approval process at Central Jersey Bank, N.A. is driven by the aggregate indebtedness of the borrower and related entities. Executive officers with lending authority and loan officers have various individual and collective loan approval authorities up to $500,000. All credit accommodations exceeding $500,000 are referred to Central Jersey Bank, N.A.'s Loan Committee for review and approval. The Loan Committee is comprised of internal and outside directors and the senior commercial loan officer. A loan officer with a loan application for more than $500,000 (or from a borrowing relationship with aggregate debt in excess of $500,000) presents a complete analysis of the proposed credit accommodation to the members of the Loan Committee for their consideration.

The analysis includes, among other things, the following:

- a description of the borrower;
- the loan purpose and use of proceeds;
- the requested loan amount;
- the recommended term;
- the recommended interest rate;
- primary, secondary and tertiary sources of repayment;
- proposed risk rating;
- full collateral description;
- fees (if any);
- full borrower financial analysis, including comparative balance sheets, income statements and statements of cash flows; and
- inherent strengths and weaknesses of the requested credit accommodation.

A similar analysis is prepared for those loan requests aggregating in excess of $100,000 but less than the $500,000 threshold.

Central Jersey Bank, N.A. utilizes a comprehensive approach to loan underwriting. The primary quantitative determinants in the underwriting process include overall creditworthiness of the borrower, cash flow from operations in relation to debt service requirements and the ability to secure the credit accommodation with collateral of adequate value.

For commercial loans, the collateral is somewhat dependent on the loan type. Commercial lines of credit, term loans and time notes are typically secured by a general lien on business assets and qualified (typically less than 90 days) accounts receivable (based upon an acceptable advance rate). Commercial mortgage loans are secured by the underlying property with an acceptable equity margin. Personal guarantees from the principals of a business are generally required. In general, Central Jersey Bank, N.A. requires that income available to service debt repayment requirements be equal to at least 125% of those requirements.

Commercial loans are often subject to cyclical economic risks of the underlying business(es) of the borrower. Such risks are generally reduced during the loan approval process. For example, Central Jersey Bank, N.A. requires that a loan amount be less than the value of the collateral securing the loan and that the standard cash flow analysis of the commercial borrower shows an ample margin for debt service even with significant business contraction. Commercial mortgage underwriting also requires that available funds for debt service exceed debt service requirements.

Retail or consumer loan credit accommodations include home equity loans, home equity lines of credit, direct automobile loans and secured and unsecured personal loans. Underwriting criteria for home equity products include a loan to value not to exceed 80% and a debt service to income ratio not to exceed 45%. Such criteria provide Central Jersey Bank, N.A. with underwriting comfort without placing the institution in a position of competitive disadvantage.

There are a number of risks associated with the granting of consumer loans. While income and equity or collateral values are primary determinants of the loan approval process for consumer loans, Central Jersey Bank, N.A. also gives much consideration to employment and debt payment history of the borrower(s). As with the commercial underwriting process, consumer loans require both an income cushion and a collateral cushion. Such criteria provide for a margin should a borrower's income diminish or the collateral securing the loan depreciate in value.

The granting of a loan, by definition, contains inherent risks. Central Jersey Bank, N.A. attempts to mitigate risks through sound credit underwriting. Each loan that Central Jersey Bank, N.A. approves undergoes credit scrutiny that results in a quantification of risk and then the assignment of a risk rating. Individual risk ratings carry with them a required reserve that is used to fund Central Jersey Bank, N.A.'s ALL. The inherent risk associated with each loan is a function of loan type, collateral, cash flow, credit rating, general economic conditions and interest rates.

Central Jersey Bank, N.A. is limited by regulation as to the total amount which may be committed and loaned to a borrower and its related entities. Central Jersey Bank, N.A.'s legal lending limit is equal to 15% of its capital funds, including capital stock, surplus, retained earnings and the ALL. Central Jersey Bank, N.A. may lend an additional 10% of its capital funds to a borrower and its related entities if the additional loan or extension of credit is fully secured by readily marketable collateral having a fair value at least equal to the amount borrowed. The additional limitation is separate from, and in addition to, the general limitation of 15%.

The following table summarizes net loans outstanding by loan category and amount at December 31, 2009, 2008, 2007, 2006 and 2005.

| *(in thousands)* | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Commercial and industrial loans | $ 46,160 | $ 37,119 | $ 29,384 | $ 35,476 | $ 32,708 |
| Real estate loans – commercial | 263,170 | 267,705 | 240,370 | 237,234 | 232,570 |
| 1-4 family real estate loans | 2,876 | 2,646 | 3,822 | 4,182 | 4,858 |
| Home equity and second mortgages | 65,116 | 51,688 | 37,832 | 35,573 | 38,153 |
| Consumer loans | 1,765 | 1,840 | 3,765 | 2,857 | 2,054 |
| Total loans | $ 379,087 | $ 360,998 | $ 315,173 | $ 315,322 | $ 310,343 |
| Less allowance for loan losses | 9,613 | 4,741 | 3,408 | 3,229 | 3,175 |
| Net loans | $ 369,474 | $ 356,257 | $ 311,765 | $ 312,093 | $ 307,168 |
| Loans held-for-sale | $ -- | $ 400 | $ 658 | $ 242 | $ 3,127 |

Loans, net of the ALL, totaled $369.5 million at December 31, 2009, an increase of $13.2 million, or 3.71%, from the $356.3 million balance at December 31, 2008. The increase in loan balances was due primarily to the origination of commercial loans, consumer home equity loans and lines of credit during the period off set by principal pay downs.

For the year ended December 31, 2009, commercial and industrial loans and commercial real estate loans increased by $4.5 million to $309.3 million, which represents a 1.5% increase over the balance of $304.8 million at December 31, 2008.

During 2009, home equity and second mortgages increased by $13.4 million to $65.1 million at December 31, 2009, which represents a 26.0% increase over the balance of $51.7 million at December 31, 2008.

The following table summarizes the maturities of loans by category and whether such loans are at a fixed or floating rate at December 31, 2009.

| | December 31, 2009 | | | | | |
|---|---|---|---|---|---|---|
| Maturity and repricing data for loans: *(in thousands)* | Within 1 Year | Over 1 to 3 Years | Over 3 to 5 Years | Over 5 to 15 Years | Over 15 Years | Total |
| Loans secured by 1-4 family residential properties | | | | | | |
| Fixed rate | $ 4,066 | $ 3,082 | $ 7,232 | $ 15,628 | $ 9,751 | $ 39,759 |
| Adjustable rate | 9,491 | 751 | 1,393 | -- | -- | 11,635 |
| All other loans secured by real estate | | | | | | |
| Fixed rate | 50,220 | 27,248 | 48,413 | 50,087 | 28,548 | 204,516 |
| Adjustable rate | 73,648 | 15,447 | 28,236 | 5,846 | -- | 123,177 |
| Total | $ 137,425 | $ 46,528 | $ 85,274 | $ 71,561 | $ 38,299 | $ 379,087 |

Criticized/classified assets as of December 31, 2009 and 2008 are summarized as follows (in thousands):

| | **2009** | **2008** |
|---|---|---|
| Special Mention | $ 11,770 | $ 21,343 |
| Substandard | 23,306 | 2,812 |
| Doubtful | 5,052 | 50 |
| Loss | 109 | 94 |
| Total criticized/classified assets | $ 40,237 | $ 24,299 |

The total balance of criticized/classified loans at December 31, 2009 and 2008 totaled $40.2 million and $24.3 million, respectively. The $15.9 million increase was representative of the changes in the risk profile of the loan portfolio. Loans which were risk rated "special mention" decreased by $9.6 million, to $11.8 million, at December 31, 2009, from $21.3 million at December 31, 2008. Loans which were risk rated "substandard" increased by $20.5 million, to $23.3 million, at December 31, 2009, from $2.8 million at December 31, 2008. Loans which were risk rated "doubtful" increased by $5.0 million, to $5.1 million at December 31, 2009, from $50,000 at December 31, 2008. A majority of the risk rating downgrades occurred in the commercial mortgage loan portfolio.

Troubled asset and delinquency trends at December 31, 2009 and 2008 are summarized as follows (dollars in thousands):

| | 2009 | 2008 |
|---|---|---|
| 30-89 Day | $ 6,912 | $ 5,963 |
| 90 Days + and still accruing | 775 | 855 |
| Total Delinquencies | $ 7,687 | $ 6,818 |
| Non-Accrual Loans | $ 7,868 | $ 2,545 |
| Non-Performing Loans (90+; Non-Accrual) | $ 8,643 | $ 3,400 |
| OREO | 1,055 | - |
| Total Non-Performing Loans and OREO | $ 9,698 | $ 3,400 |
| Total Delinquencies, Non-Accrual and OREO | $ 16,610 | $ 9,363 |
| ALL | $ 9,613 | $ 4,741 |
| Total Loans | $ 379,087 | $ 360,998 |
| Total Assets | $ 577,658 | $ 599,385 |
| Total Delinquencies / Total Loans | 2.03% | 1.89% |
| Total Non-Accrual Loans / Total Loans | 2.08% | 0.70% |
| ALL / Total Loans | 2.54% | 1.31% |
| ALL / Non-Performing Loans | 111.2% | 139.4% |
| ALL / Non-Performing Loans and OREO | 99.1% | 139.4% |
| Non-Performing Loans / Total Loans | 2.3% | 0.9% |
| Non-Performing Loans and OREO / Total Assets | 1.7% | 0.6% |

*Non-Performing Loans*

A loan is considered to be non-performing if it (1) is on a non-accrual basis, (2) is past due 90 days or more and still accruing interest, or (3) has been renegotiated to provide a reduction or deferral of interest or principal because of a weakening in the financial position of the borrower. A loan, which is past due 90 days or more and still accruing interest, remains on accrual status only where it is both adequately secured as to principal and is in the process of collection. Central Jersey Bank, N.A. had non-performing loans totaling $8.6 million and $3.4 at December 31, 2009 and 2008, respectively. Additionally, Central Jersey Bank, NA had $1.1 million in OREO properties as of December 31, 2009. If the non-accrual loans had performed in accordance with their original terms, interest income would have increased by $524,353 and $55,130, for the years ended December 31, 2009 and 2008, respectively. At December 31, 2009, there are no commitments to lend additional funds to borrowers whose loans are on non-accrual.

*Impaired Loans*

When necessary, Central Jersey Bank, N.A. performs individual loan reviews in accordance with FASB ASC Topic 310, to determine whether any individually reviewed loans are impaired and, if impaired, measures a valuation allowance allocation in accordance with FASB ASC Topic 310. A loan is recognized as impaired when it is probable that principal and/or interest are not collectible in accordance with the loan's contractual terms. Central Jersey Bank, NA considers loans on non-accrual status or risk rated "8" or higher as impaired and automatically subject to a FASB ASC Topic 310 review. In addition, any other loan that management considers possibly impaired due to deteriorating conditions or for any other reasons, is, at management's discretion, subject to a FASB ASC Topic 310 review.

At December 31, 2009, Central Jersey Bancorp had impaired loans totaling $23.2 million, as compared to $2.7 million at December 31, 2008. The increase in impaired loans was due primarily to multiple commercial loans totaling $21.2 million which were downgraded in risk rating and/or placed on non-accrual status during 2009. These loans were considered impaired and were evaluated in accordance with FASB ASC Topic 310. After evaluation, specific reserves were required for fifteen of the impaired loans. At December 31, 2009, Central Jersey Bancorp recorded $4.1 million of specific reserves for impaired loans, as compared to $474,000 in specific reserves for impaired loans at December 31, 2008.

Central Jersey Bancorp's policy for interest income recognition on non-accrual loans is to recognize income on currently performing restructured loans under the accrual method. Central Jersey Bancorp recognizes income on non-accrual loans under the accrual basis when the principal payments on the loans become current and the collateral on the loan is sufficient to cover the outstanding obligation to Central Jersey Bancorp. If these factors do not exist, Central Jersey Bancorp does not recognize income. There was no income recognized on non-accrual loans during 2009. Total cash collected on non-accrual loans during 2009 was $263,000, as compared to $1.1 million collected during 2008, all of which was credited to the principal balances outstanding.

*Allowance for Loan Losses and Related Provision*

ALL is a valuation account that reflects an evaluation of the probable losses in the loan portfolio. The determination of the adequacy of the ALL is a critical accounting policy of Central Jersey Bank, N.A., due to the inherently subjective nature of the evaluation. Credit losses primarily arise from Central Jersey Bank, N.A.'s loan portfolio, but also may be derived from other credit-related sources, including commitments to extend credit. Additions are made to the allowance through periodic provisions which are charged to expense. All losses of principal are charged to the allowance when incurred or when a determination is made that a loss is expected. Subsequent recoveries, if any, are credited to the allowance.

In order to comprehensively address periodic provisioning and the resultant ALL, Central Jersey Bancorp utilizes a multidisciplinary approach to the ALL determination. That approach considers each of the following factors:

- Historical Realized Losses in the credit portfolio.
- Delinquency Trends currently experienced in the credit portfolio.
- Internal Risk Rating System ("IRR") that assigns a risk factor, and specific reserve, to every outstanding credit exposure.
- External Independent Assessment of ALL adequacy and the entire credit management function periodically performed by loan review and regulatory authorities.
- Current and Anticipated Environmental Conditions that could affect borrowers' ability to continually meet their contractual repayment obligations.

Individually evaluated loans that are not determined to be impaired but have specific characteristics that indicate it is probable that there would be an incurred loss in a group of loans with those characteristics and all other loans are evaluated by Central Jersey Bank, N.A. in accordance with FASB ASC Topic 450 "*Contingencies.*"

The loss factors utilized in calculating a reasonable estimate are inherently subjective and require material estimates that may by susceptible to significant change. Central Jersey Bank, N.A. formally evaluates loss factors utilized in evaluating its unimpaired loans on no less than a quarterly basis, and more frequently, if in management's judgment, circumstances indicate the revaluation of such loss reserves is prudent. After the loss factors have been applied to each loan in the portfolio, further segmentation is required to adequately differentiate the risk in the portfolio. Therefore, the loan portfolio is segmented by both loan type and credit risk rating to capture common risk characteristics for each pool.

The reserve allocation for loan pools are based on Central Jersey Bank, N.A.'s historical loss experience of the particular group, adjusted for changes in trends, conditions, and other relevant qualitative factors that affect repayment of the loans as of the evaluation date. Qualitative and/or environmental factors are used to adjust historical loss rates which require significant judgment by management. In the event that Central Jersey Bank, N.A. must make adjustments to historical loss rates, management will explain how the adjustments reflect current information, events, circumstances, and conditions in the loss measurement.

Certain loans classified under FASB ASC Topic 450 may, at management's discretion, be evaluated under FASB ASC Topic 310 for impairment. If loans being evaluated are deemed not to be impaired they will remain in their original FASB ASC Topic 450 pool.

When necessary, Central Jersey Bank, N.A. performs individual loan reviews in accordance with FASB ASC Topic 310, to determine whether any individually reviewed loans are impaired and, if impaired, measures a valuation allowance allocation in accordance with FASB ASC Topic 310.

As a matter of policy, Central Jersey Bank, N.A. values collateral dependent impaired loans based upon the estimated fair value of the underlying collateral. Estimates of fair value, for collateral dependent loans, are based upon third party independent appraisals, as adjusted for relevant factors, including, among other things, cost to sell the collateral (including broker fees, legal, carrying costs, etc.), changes in the collateral's condition, and changes in market conditions subsequent to the appraisal date of the collateral. Any portion of the recorded investment in a collateral-dependent loan in excess of the fair value of the collateral that is identified as uncollectible, and is therefore deemed a confirmed loss, will be charged off against the ALL.

Before concluding that an impaired FASB ASC Topic 310 loan needs no associated loss allowance, Central Jersey Bank, N.A. needs to determine, document and support that its measurement process was appropriate and that it considered all available and relevant information.

For example, for a collateral-dependent loan, the following factors should be considered in the measurement of impairment under the fair value of collateral method:

- volatility of the fair value of the collateral,
- timing and reliability of the appraisal or other valuation,
- timing of the institution's or third party's inspection of the collateral,
- confidence in the institution's lien on the collateral,
- historical losses on similar loans, and
- other factors as appropriate for the loan type.

Some impaired loans may have risk characteristics in common with other impaired loans. In this case, management may aggregate those loans and use historical statistics such as average recovery period and average amount recovered, along with composite effective interest rate as a means of measuring impairment of those loans.

Our primary lending emphasis is the origination of commercial real estate loans, commercial and industrial loans, and to a lesser extent, home equity and second mortgages. As a result of our strategic plans and lending emphasis, we have a loan concentration in commercial loans at December 31, 2009 and 2008, the majority of which are secured by real property located in New Jersey.

Based on the composition of our loan portfolio and the growth in our loan portfolio over the past five years, we believe the primary risks inherent in our portfolio are possible increases in interest rates, a possible decline in the economy, generally, and a continued decline in real estate fair values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies and loan losses.

For the year ended December 31, 2009, the provision for loan losses was $6.2 million, as compared to $1.3 million for the year ended December 31, 2008. The significant increase in the provision for loan losses is due to required incremental reserves resulting from the credit deterioration of certain commercial loans and, to a lesser extent, loan growth that occurred during the periods presented. Total gross loans outstanding at December 31, 2009 were $379.1 million, an increase of $18.1 million, or 5.0%, over the December 31, 2008 total of $361.0 million.

Loan portfolio composition changed slightly in 2009, as compared to 2008, with gross commercial loans totaling $309.1 million, or 81.5%, of total gross loans outstanding at December 31, 2009, as compared to $304.7 million, or 84.4%, at December 31, 2008. Gross loans outstanding totaled $379.1 million at December 31, 2009, as compared to $361.0 million at December 31, 2008, an increase of $18.1 million, or 5.01%.

The following table summarizes Central Jersey Bank, N.A.'s ALL for the years ended December 31, 2009, 2008, 2007, 2006, and 2005.

| *(dollars in thousands)* | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Balance, beginning of year | $ 4,741 | $ 3,408 | $ 3,229 | $ 3,175 | $ 1,638 |
| Provision charged to expense | 6,214 | 1,319 | 165 | 500 | 426 |
| Charge-offs | (1,494) | -- | (88) | (455) | (92) |
| Allaire Community Bank combination | -- | -- | -- | -- | 1,203 |
| Recoveries | 152 | 14 | 102 | 9 | -- |
| Balance, end of year | $ 9,613 | $ 4,741 | $ 3,408 | $ 3,229 | $ 3,175 |
| Ratio of allowance for loan losses to total loans | 2.54% | 1.31% | 1.08% | 1.02% | 1.02% |
| Ratio of net recoveries (charge-offs) to average loans outstanding | (0.36%) | 0.004% | 0.004% | (0.14%) | (0.03%) |

The following table sets forth Central Jersey Bank, N.A.'s percent of ALL to total allowance and the percent of loans to total loans in each of the categories listed at the dates indicated (dollars in thousands):

| | December 31, 2009 | | | December 31, 2008 | | | December 31, 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| Loan type | Amount | Percent of allowance to total allowance | Percent of loans to total loans | Amount | Percent of allowance to total allowance | Percent of loans to total loans | Amount | Percent of allowance to total allowance | Percent of loans to total loans |
| Commercial | $8,932 | 92.9% | 74.5% | $ 4,293 | 90.6% | 84.4% | $ 2,999 | 88.0% | 85.6% |
| Consumer | 681 | 7.1% | 25.5% | 448 | 9.4% | 15.6% | 409 | 12.0% | 14.4% |
| Total | $ 9,613 | 100.0% | 100.0% | $ 4,741 | 100.0% | 100.0% | $ 3,408 | 100.0% | 100.0% |

| | December 31, 2006 | | | December 31, 2005 | | |
|---|---|---|---|---|---|---|
| Loan type | Amount | Percent of allowance to total allowance | Percent of loans to total loans | Amount | Percent of allowance to total allowance | Percent of loans to total loans |
| Commercial | $ 2,811 | 87.1% | 86.5% | $ 2,749 | 86.6% | 85.5% |
| Consumer | 418 | 12.9% | 13.5% | 426 | 13.4% | 14.5% |
| Total | $ 3,229 | 100.0% | 100.0% | $ 3,175 | 100.0% | 100.0% |

*Other Real Estate Owned*

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from other non-interest expenses.

At December 31, 2009, two loans were transfer to other real estate owned, impacting the provision for loan losses by $245,000, and recorded as other real estate owned at their fair market value less cost to sell of $1.1 million.

*Restricted Stock*

Restricted stock, which represents required investments in the common stock of correspondent banks, is carried at cost and as of December 31, 2009 and 2008, consisted of the common stock of the FHLBNY, the Federal Reserve Bank of New York ("FRB") and Atlantic Central Bankers Bank ("ACBB").

Management evaluates the restricted stock for impairment in accordance with the AICPA Accounting Standards Executive Committee ("AcSEC") Statement of Position ("SOP") 01-6, "*Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others*." Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of the investments' cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the investments' cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLBNY, as compared to the capital stock amount for the FHLBNY and the length of time this situation has persisted, (2) commitments by the FHLBNY to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLBNY, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLBNY.

Management believes no impairment charge is necessary related to the restricted stock as of December 31, 2009.

*Deposits*

One of Central Jersey Bank, N.A.'s primary strategies is the accumulation and retention of core deposits. Core deposits are defined as all deposits except certificates of deposits with balances in excess of $100,000.

Total deposits were $467.9 million at December 31, 2009, an increase of $49.1 million, or 11.7%, over the year ended December 31, 2008 total of $418.8 million. Core deposits as a percentage of total deposits were 82.8% at December 31, 2009, as compared to 82.5% at December 31, 2008. The increase in deposit balances was reflective of continued core deposit growth that occurred throughout Central Jersey Bank, N.A.'s retail franchise.

The following table represents categories of Central Jersey Bank, N.A.'s deposits at December 31, 2009 and 2008.

| *(in thousands)* | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Demand deposits, non-interest bearing | $ 80,500 | $ 75,947 |
| Savings, N.O.W. and money market accounts | 226,729 | 190,475 |
| Certificates of deposit of less than $100,000 | 72,089 | 78,949 |
| Certificates of deposit of $100,000 or more | 88,560 | 73,444 |
| Total deposits | $ 467,878 | $ 418,815 |

The following table represents categories of Central Jersey Bank, N.A.'s average deposit balances and weighted average interest rates for the years ended December 31, 2009 and 2008 (dollars in thousands):

| | December 31, 2009 | | December 31, 2008 | |
|---|---|---|---|---|
| | Average Balance | Weighted Average Rate | Average Balance | Weighted Average Rate |
| Demand deposits, non-interest bearing | $ 76,811 | 0.00% | $ 75,149 | 0.00% |
| Savings, N.O.W. and money market accounts | 202,124 | 1.23% | 178,351 | 1.84% |
| Certificates of deposit of less than $100,000 | 75,755 | 2.62% | 79,867 | 3.80% |
| Certificates of deposit of $100,000 or more | 87, 504 | 2.84% | 68,306 | 3.95% |
| Total deposits | $ 442,194 | 1.93% | $ 401,673 | 2.24% |

At December 31, 2009, Central Jersey Bank, N.A. had $160.6 million in time deposits maturing as follows (in thousands):

| | 3 months or less | Over 3 to 12 months | Over 1 year to 3 years | Over 3 years | Total |
|---|---|---|---|---|---|
| Less than $100,000 | $ 17,097 | $ 41,158 | $ 13,598 | $ 236 | $ 72,089 |
| Equal to or more than $100,000 | 11,260 | 52,819 | 23,994 | 487 | 88,560 |
| Total | $ 28,357 | $ 93,977 | $ 37,592 | $ 723 | $ 160,649 |

*Borrowings*

Borrowings were $47.6 million at December 31, 2009, as compared to $71.7 million at December 31, 2008, a decrease of $24.1 million, or 33.6%. Borrowings typically include wholesale borrowing arrangements as well as arrangements with deposit customers of Central Jersey Bank, N.A. to sweep funds into short-term borrowings. As of December 31, 2009, borrowings included $26.4 million bank sweep funds, $15.0 million in FHLBNY callable advances and $6.2 million in FHLBNY fixed rate advances. The decrease was primarily due to a decrease in overnight borrowings as a result of cash generated from deposit growth and the sale of investment securities available-for-sale.

*Commitments and Conditional Obligations*

In the ordinary course of business to meet the financial needs of Central Jersey Bank, N.A.'s customers, Central Jersey Bank, N.A. is party to financial instruments with off-balance sheet risk. These financial instruments include unused lines of credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of these instruments express the extent of involvement Central Jersey Bank, N.A. has in each category of financial instruments.

Central Jersey Bank, N.A.'s exposure to credit loss from nonperformance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. Central Jersey Bank, N.A. uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The contract or notional amount of financial instruments which represent credit risk at December 31, 2009 and December 31, 2008 is as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Standby letters of credit | $ 2,140 | $ 2,206 |
| Outstanding loan and credit line commitments | $ 67,122 | $ 65,079 |

Standby letters of credit are conditional commitments issued by Central Jersey Bank, N.A. which guarantee performance by a customer to a third party. The credit risk and underwriting procedures involved in issuing letters of credit are essentially the same as that involved in extending loan facilities to customers. All of Central Jersey Bank, N.A.'s outstanding standby letters of credit are performance standby letters within the scope of FASB ASC Topic 952. These are irrevocable undertakings by Central Jersey Bank, N.A., as guarantor, to make payments in the event a specified third party fails to perform under a non-financial contractual obligation. Most of Central Jersey Bank, N.A.'s performance standby letters of credit arise in connection with lending relationships and have terms of one year or less. The maximum potential future payments Central Jersey Bank, N.A. could be required to make equals the face amount of the letters of credit. Central Jersey Bank, N.A.'s liability for performance standby letters of credit was immaterial at December 31, 2009 and December 31, 2008.

Outstanding loan commitments represent the unused portion of loan commitments available to individuals and companies as long as there is no violation of any condition established in the contract. Outstanding loan commitments generally have a fixed expiration date of one year or less, except for home equity loan commitments which generally have an expiration date of up to 15 years. Central Jersey Bank, N.A. evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based upon management's credit evaluation of the customer. Various types of collateral may be held, including property and marketable securities. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers.

At December 31, 2009, the Central Jersey Bancorp was obligated under non-cancelable lease agreements for 10 branch office leases and two leases for office and storage space. The leases provide for increased rentals based upon increases in real estate taxes and the cost of living index. Minimum rental payments under the terms of these leases are as follows (in thousands):

| | |
|---|---|
| 2010 | $ 1,045,747 |
| 2011 | 947,349 |
| 2012 | 891,661 |
| 2013 | 535,269 |
| 2014 and thereafter | 663,119 |
| Total | $ 4,083,145 |

Total rent expense was $1.1 million in both 2009 and 2008.

**Liquidity and Capital Resources**

Liquidity defines the ability of Central Jersey Bank, N.A. to generate funds to support asset growth, meet deposit withdrawals, maintain reserve requirements and otherwise operate on an ongoing basis. An important component of a bank's asset and liability management structure is the level of liquidity, which are net liquid assets available to meet the needs of its customers and regulatory requirements. The liquidity needs of Central Jersey Bank, N.A. have been primarily met by cash on hand, loan and investment amortizations and borrowings. Central Jersey Bank, N.A. invests funds not needed for operations (excess liquidity) primarily in daily federal funds sold. During 2009, Central Jersey Bank, N.A. continued to maintain a large secondary source of liquidity known as investment securities available-for-sale. The fair value of that portfolio was $96.9 million and $170.7 million at December 31, 2009 and 2008, respectively.

It has been Central Jersey Bank, N.A.'s experience that its core deposit base (which is defined as transaction accounts and term deposits of less than $100,000) is primarily relationship-driven. Non-core deposits (which are defined as term deposits of $100,000 or greater) are much more interest rate sensitive. In any event, adequate sources of reasonably priced on-balance sheet funds, such as overnight federal funds sold, amounts due from banks and short-term investments maturing in less than one year, must be continually accessible for contingency purposes. This is accomplished primarily by the daily monitoring of certain accounts for sufficient balances to meet future loan commitments, as well as measuring Central Jersey Bank, N.A.'s liquidity position on a monthly basis.

Supplemental sources of liquidity include large certificates of deposit, wholesale and retail repurchase agreements, and federal funds purchased from correspondent banks. Correspondent banks, which are typically referred to as "banker's banks," offer essential services such as cash letter processing, investment services, loan participation support, wire transfer operations and other traditional banking services. Brokered deposits, which are deposits obtained, directly or indirectly, from or through the mediation or assistance of a deposit broker, may be utilized as supplemental sources of liquidity in accordance with Central Jersey Bank, N.A.'s balance sheet management policy. Contingent liquidity sources may include off-balance sheet funds, such as advances from both the FHLBNY and the Federal Reserve Bank, and federal funds purchase lines with "upstream" correspondents. An additional source of liquidity is made available by curtailing loan activity and instead using the available cash to fund short-term investments such as overnight federal funds sold or other approved investments maturing in less than one year. In addition, future expansion of Central Jersey Bank, N.A.'s retail banking network is expected to create additional sources of liquidity from new deposit customer relationships.

Central Jersey Bank, N.A. is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Central Jersey Bank, N.A.'s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Central Jersey Bank, N.A. must meet specific capital guidelines that involve quantitative measures of Central Jersey Bank, N.A.'s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Central Jersey Bank, N.A.'s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. See "Item 1. Business-Government Regulation."

Quantitative measures established by regulation to ensure capital adequacy require Central Jersey Bank, N.A. to maintain minimum amounts and ratios (set forth in the following table) of Total Capital and Tier 1 Capital to risk weighted assets and of Tier 1 Capital to average assets (leverage ratio). As of December 31, 2009, Central Jersey Bank, N.A. met all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the OCC categorized Central Jersey Bank, N.A. as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that we believe have changed Central Jersey Bank, N.A.'s category.

The following is a summary of Central Jersey Bancorp and Central Jersey Bank, N.A.'s actual capital ratios as of December 31, 2009 and 2008, compared to the minimum capital adequacy requirements and the requirements for classification as a "well-capitalized" institution:

| | **Tier I Capital to Average Assets Ratio (Leverage Ratio)** | | **Tier I Capital to Risk Weighted Asset Ratio** | | **Total Capital to Risk Weighted Asset Ratio** | |
|---|---|---|---|---|---|---|
| **Actual Ratios** | **2009** | **2008** | **2009** | **2008** | **2009** | **2008** |
| Central Jersey Bancorp | 9.68% | 10.20% | 12.50% | 13.91% | 13.76% | 15.09% |
| Central Jersey Bank, N.A. | 7.89% | 10.33% | 10.19% | 14.05% | 14.00% | 15.24% |
| **Required Regulatory Ratios** | | | | | | |
| "Adequately capitalized" institution (under federal regulations) | 4.00% | 4.00% | 4.00% | 4.00% | 8.00% | 8.00% |
| "Well capitalized" institution (under federal regulations) | 5.00% | 5.00% | 6.00% | 6.00% | 10.00% | 10.00% |

**Guaranteed Preferred Beneficial Interest in Central Jersey Bancorp Subordinated Debt**

In March 2004, MCBK Capital Trust I, a special purpose business trust of Central Jersey Bancorp, issued an aggregate of $5.0 million of trust preferred securities to ALESCO Preferred Funding III, a pooled investment vehicle. Sandler O'Neill & Partners, L.P. acted as placement agent in connection with the offering of the trust preferred securities. The securities issued by MCBK Capital Trust I are fully guaranteed by Central Jersey Bancorp with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities have a floating interest rate equal to the three-month LIBOR plus 285 basis points, which resets quarterly. The securities mature on April 7, 2034 and may be called at par by Central Jersey Bancorp any time after April 7, 2009. These securities were placed in a private transaction exempt from registration under the Securities Act.

The entire proceeds to MCBK Capital Trust I from the sale of the trust preferred securities were used by MCBK Capital Trust I in order to purchase $5.1 million of subordinated debentures from Central Jersey Bancorp. The subordinated debentures bear a variable interest rate equal to LIBOR plus 285 basis points. Although the subordinated debentures are treated as debt of Central Jersey Bancorp, they currently qualify as Tier I Capital investments, subject to the 25% limitation under risk-based capital guidelines of the Federal Reserve. The portion of the trust preferred securities that exceeds this limitation qualifies as Tier II Capital of Central Jersey Bancorp. At December 31, 2009, $5.0 million of the trust preferred securities qualified for treatment as Tier I Capital. Central Jersey Bancorp is using the proceeds it received from the subordinated debentures to support the general balance sheet growth of Central Jersey Bancorp and to maintain Central Jersey Bank, N.A.'s required regulatory capital ratios.

On March 1, 2005, the Federal Reserve adopted a final rule that allows the continued inclusion of outstanding and prospective issuances of trust preferred securities in the Tier I Capital of bank holding companies, subject to stricter quantitative limits and qualitative standards. The new quantitative limits become effective after a five-year transition period ending March 31, 2009. Under the final rules, trust preferred securities and other restricted core capital elements are limited to 25% of all core capital elements. Amounts of restricted core capital elements in excess of these limits may be included in Tier II Capital. At December 31, 2009, the only restricted core capital element owned by Central Jersey Bancorp is trust preferred securities. Central Jersey Bancorp believes that its trust preferred issues qualify as Tier I Capital. However, in the event that the trust preferred issues do not qualify as Tier I Capital, Central Jersey Bank, N.A. would remain well capitalized.

**Recent Accounting Pronouncements**

***FASB ASC Topic 860***

In October 2009, the FASB issued ASU Topic 860, *"Transfers and Servicing – Accounting for Transfers of Financial Assets."* This Update amends the Codification for the issuance of FASB Statement No. 166, *"Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140."* The amendments in this update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This update is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. Early application is not permitted. Central Jersey Bancorp does not expect the adoption of this pronouncement to have a material impact on its consolidated financial position, results of operations or cash flows.

***FASB ASC Topic 810***

In October 2009, the FASB issued ASU Topic 810, "*Consolidations – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.*" This update amends the Codification for the issuance of FASB Statement No. 167, "*Amendments to FASB Interpretation No. 46(R).*" The amendments in this update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. This update is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. Early application is not permitted. Central Jersey Bancorp does not expect the adoption of this pronouncement to have a material impact on its consolidated financial position, results of operations or cash flows.

***FASB ASC Topic 105***

In June 2009, the FASB issued guidance now codified as FASB ASC Topic 105, "*Generally Accepted Accounting Principle*," as the single source of authoritative nongovernmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. generally accepted accounting principles ("U.S. GAAP"), but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the ASC will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for Central Jersey Bancorp for the current fiscal reporting period. The adoption of this pronouncement did not have an impact on Central Jersey Bancorp's consolidated financial condition, results of operations or cash flows, but impacted our financial reporting process by eliminating all references to pre-codification standards. On the effective date of this Statement, ACS superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the ACS became non-authoritative.

***FASB ASC Topic 855***

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, "*Subsequent Events*," which establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This pronouncement is effective for interim or fiscal periods ending after June 15, 2009. Accordingly, Central Jersey Bancorp adopted these provisions of FASB ASC Topic 855. The adoption of this pronouncement did not have a material impact on Central Jersey Bancorp's consolidated financial position, results of operations or cash flows. However, the provisions of FASB ASC Topic 855 resulted in additional disclosures with respect to subsequent events. See Note 1, *Basis of Presentation,* for this additional disclosure.

*FASB ASC Topic 825*

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 825, *"Financial Instruments,"* which amends previous Topic 825 guidance to require disclosures about fair value of financial instruments in interim as well as annual financial statements. This pronouncement is effective for periods ending after June 15, 2009. Accordingly, Central Jersey Bancorp adopted these provisions of FASB ASC Topic 825 on March 29, 2009. The adoption of this pronouncement did not have a material impact on Central Jersey Bancorp's consolidated financial position, results of operations or cash flows. However, these provisions of FASB ASC Topic 825 resulted in additional disclosures with respect to the fair value of Central Jersey Bancorp's financial instruments. See Note 14, *Fair Value Measurements,* for these additional disclosures.

*FASB ASC Topic 320*

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 320, *"Investments — Debt and Equity Securities"* and Topic 325 *"Investments — Other,"* which is designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. The pronouncement is effective for periods ending after June 15, 2009. Accordingly, Central Jersey Bancorp adopted this pronouncement on March 29, 2009. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows. However, the provisions of FASB ASC Topic 320 resulted in additional disclosures with respect to the fair value of Central Jersey Bancorp's investments with unrealized losses that are not deemed other-than-temporarily impaired. See Note 14, *Fair Value Measurements,* for these additional disclosures.

*FASB ASC Topic 820*

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 820, *"Fair Value Measurements and Disclosures."* This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The pronouncement is effective for periods ending after June 15, 2009. Accordingly, Central Jersey Bancorp adopted this pronouncement on March 29, 2009. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows. However, the provisions of FASB ASC Topic 320 resulted in additional disclosures with respect to the fair value of Central Jersey Bancorp's investments with unrealized losses that are not deemed other-than-temporarily impaired. See Note 14, *Fair Value Measurements,* for these additional disclosures.

**Impact of Inflation**

The consolidated financial statements and related financial data presented in this report have been prepared in accordance with U.S. GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operation of Central Jersey Bancorp and Central Jersey Bank, N.A. is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, the effects of general levels of inflation are primarily reflected in the interest rate paid in liabilities and earned on interest earning assets. Interest rates do not necessarily move in the same magnitude as the prices of goods and services. We believe that continuation of our efforts to manage the rates, liquidity and interest sensitivity of our assets and liabilities is necessary to generate an acceptable return on assets.

## Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

## Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and supplementary data of Central Jersey Bancorp called for by this item are submitted under a separate section of this report. Reference is made to the Index of Consolidated Financial Statements contained on page F-1 herein.

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K, Central Jersey Bancorp carried out an evaluation of the effectiveness of the design and operation of Central Jersey Bancorp's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of Central Jersey Bancorp's management, including Central Jersey Bancorp's Chairman, President and Chief Executive Officer and Central Jersey Bancorp's Senior Executive Vice President and Chief Financial Officer, who concluded that Central Jersey Bancorp's disclosure controls and procedures are effective. There has been no significant change in Central Jersey Bancorp's internal controls during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, Central Jersey Bancorp's internal control over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in Central Jersey Bancorp's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Central Jersey Bancorp's reports filed under the Exchange Act is accumulated and communicated to management, including Central Jersey Bancorp's Chairman, President and Chief Executive Officer and Senior Executive Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

### Management's Annual Report on Internal Control Over Financial Reporting

The management of Central Jersey Bancorp is responsible for establishing and maintaining adequate internal control over financial reporting. Central Jersey Bancorp's internal control system is a process designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Central Jersey Bancorp's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of Central Jersey Bancorp; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Central Jersey Bancorp's assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Central Jersey Bancorp's internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). Based on the assessment management believes that, as of December 31, 2009, Central Jersey Bancorp's internal control over financial reporting is effective based on those criteria.

**Item 9B. Other Information**

On March 24, 2010, Central Jersey Bancorp entered into a Second Amended and Restated Change of Control Agreement with Anthony Giordano, III, Senior Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Central Jersey Bancorp. Mr. Giordano's existing change of control agreement was amended and restated to (i) provide that the benefits payable to him thereunder would be equal to his monthly compensation (including monthly salary, the cash equivalent of the monthly benefits provided to him, and annual bonus compensation prorated over 12 months) multiplied by 30 ("Severance") and not by 24 as set forth in his prior agreement and (ii) provide that Mr. Giordano will be entitled to receive Severance from either Central Jersey Bancorp or a Successor Entity (as defined in the agreement), as the case may be, if Mr. Giordano is either (a) not retained by a Successor Entity for a period of at least 36 months (an increase from 24 months) following the occurrence of a Change of Control Event (as defined in the agreement) or (b) terminated by a Successor Entity within 36 months (an increase from 30 months) following the occurrence of a Change of Control Event after accepting employment with such Successor Entity as of the effective date of the Change of Control Event. The terms of Mr. Giordano's Second Amended and Restated Change of Control Agreement are consistent with the terms of the change of control agreements between Central Jersey Bancorp and its other named executive officers. Mr. Giordano's Second Amended and Restated Change of Control Agreement is furnished herewith as Exhibit 10.7.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

The information required under this Item with respect to Central Jersey Bancorp's directors and executive officers will be contained in Central Jersey Bancorp's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 26, 2010, under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Executive Officers," and is incorporated herein by reference.

### Item 11. Executive Compensation

The information required under this Item with respect to executive compensation will be contained in Central Jersey Bancorp's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 26, 2010, under the captions "Executive Compensation" and "Director Compensation," and is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item will be contained in Central Jersey Bancorp's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 26, 2010, under the captions "Securities Authorized for Issuance under Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management," and is incorporated herein by reference.

### Item 13. Certain Relationships, Related Transactions and Director Independence

The information required by this item will be contained in Central Jersey Bancorp's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 26, 2010, under the caption "Certain Relationships and Related Party Transactions" and "Director Independence" and is incorporated herein by reference.

### Item 14. Principal Accountant Fees and Services

The information required by this item will be contained in Central Jersey Bancorp's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 26, 2010, under the captions "Audit Fees," "Audit Related Fees," "Tax Fees," "All Other Fees," and "Policy on Pre-Approval of Audit and Permissible Non-Audit Services," and is incorporated herein by reference.

## PART IV

**Item 15. <u>Exhibits and Financial Statement Schedules</u>**

(a) Exhibits

Reference is made to the Index of Exhibits beginning on page E-1 herein.

(b) Financial Statement Schedules:

Reference is made to the Index of Consolidated Financial Statements on page F-1 herein. No schedules are included with the consolidated financial statements because the required information is inapplicable or is presented in the consolidated financial statements or notes thereto.

## SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL JERSEY BANCORP

Date: March 30, 2010

By: /s/ James S. Vaccaro
James S. Vaccaro
Chairman, President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James S. Vaccaro and Robert S. Vuono and each of them, his or her true and lawful attorneys-in-fact and agents for him or her and in his or her name, place an stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed by the following persons in the capacities and on the dates stated.

| Signatures | Title | Date |
|---|---|---|
| /s/ James S. Vaccaro<br>James S. Vaccaro | Chairman, President and Chief Executive Officer (Principal Executive Officer) and Director | March 30, 2010 |
| /s/ Robert S. Vuono<br>Robert S. Vuono | Senior Executive Vice President, Chief Operating Officer, Secretary and Director | March 30, 2010 |
| /s/ Anthony Giordano, III<br>Anthony Giordano, III | Senior Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial and Accounting Officer) | March 30, 2010 |

| Signatures | Title | Date |
|---|---|---|
| /s/ James G. Aaron<br>James G. Aaron | Director | March 30, 2010 |
| /s/ Mark R. Aikins<br>Mark R. Aikins | Director | March 30, 2010 |
| /s/ John A. Brockriede<br>John A. Brockriede | Director | March 30, 2010 |
| /s/ George S. Callas<br>George S. Callas | Director | March 30, 2010 |
| /s/ Paul A. Larson, Jr.<br>Paul A. Larson, Jr. | Director | March 30, 2010 |
| John F. McCann | Director | March 30, 2010 |
| /s/ Carmen M. Penta<br>Carmen M. Penta | Director | March 30, 2010 |
| /s/ Mark G. Solow<br>Mark G. Solow | Director | March 30, 2010 |

**CENTRAL JERSEY BANCORP**
**AND SUBSIDIARY**

**Consolidated Financial Statements**

## Contents

**December 31, 2009**

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Central Jersey Bancorp

We have audited the accompanying consolidated statement of financial condition of Central Jersey Bancorp and subsidiary (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity, comprehensive income, and cash flows for the years then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Jersey Bancorp and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

ParenteBeard LLC
Malvern, Pennsylvania
March 30, 2010

## CENTRAL JERSEY BANCORP
## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share amounts)

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 9,789 | $ 9,306 |
| Federal funds sold | 68,526 | 461 |
| Cash and cash equivalents | 78,315 | 9,767 |
| Investment securities available-for-sale, at fair value | 96,947 | 170,683 |
| Investment securities held-to-maturity (fair value of $7,462 and $15,124, respectively, at December 31, 2009 and December 31, 2008) | 7,217 | 14,679 |
| Federal Reserve Bank stock | 1,848 | 1,960 |
| Federal Home Loan Bank stock | 1,820 | 2,940 |
| Loans held-for-sale | -- | 400 |
| Loans | 379,087 | 360,998 |
| Less: Allowance for loan losses | 9,613 | 4,741 |
| Loans, net | 369,474 | 356,257 |
| Accrued interest receivable | 2,285 | 2,251 |
| Other real estate owned | 1,055 | -- |
| Premises and equipment | 5,946 | 6,303 |
| Bank owned life insurance | 3,817 | 3,685 |
| Goodwill | -- | 26,957 |
| Core deposit intangible | 1,031 | 1,444 |
| FDIC prepaid insurance | 2,684 | -- |
| Other assets | 5,219 | 2,059 |
| Total assets | $ 577,658 | $ 599,385 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Deposits: | | |
| Non-interest bearing | $ 80,500 | $ 75,947 |
| Interest bearing | 387,378 | 342,868 |
| | 467,878 | 418,815 |
| Borrowings | 47,575 | 71,741 |
| Subordinated debentures | 5,155 | 5,155 |
| Accrued expenses and other liabilities | 1,531 | 1,546 |
| Investment securities purchased not settled | -- | 19,676 |
| Total liabilities | 522,139 | 516,933 |
| Shareholders' equity: | | |
| Common stock, par value $0.01 per share. Authorized 100,000,000 shares, 9,256,975 and 9,000,531 shares outstanding, and 9,503,423 and 9,246,979 shares issued, respectively, at December 31, 2009 and December 31, 2008 | 92 | 90 |
| Preferred stock, liquidation value $1,000 per share. Authorized 10,000,000 shares and issued and outstanding 11,300 shares at December 31, 2009 and December 31, 2008 | 11,300 | 11,300 |
| Additional paid-in capital | 64,981 | 64,502 |
| Accumulated other comprehensive income, net of tax expense | 1,022 | 1,925 |
| Treasury stock – 246,448 shares at December 31, 2009 and December 31, 2008 | (1,806) | (1,806) |
| (Accumulated deficit)/retained earnings | (20,070) | 6,441 |
| Total shareholders' equity | 55,519 | 82,452 |
| Total liabilities and shareholders' equity | $ 577,658 | $ 599,385 |

See accompanying notes to consolidated financial statements.

# CENTRAL JERSEY BANCORP
## CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share amounts)

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Interest and dividend income: | | |
| Interest and fees on loans | $ 20,709 | $ 21,084 |
| Interest on securities available-for-sale: | | |
| Taxable interest income | 3,334 | 6,894 |
| Non-taxable interest income | 1,426 | 58 |
| Interest on securities held-to-maturity | 592 | 664 |
| Interest on federal funds sold and due from banks | 318 | 386 |
| Total interest and dividend income | 26,379 | 29,086 |
| Interest expense: | | |
| Interest expense on deposits | 7,047 | 8,984 |
| Interest expense on borrowings | 942 | 1,325 |
| Interest expense on subordinated debentures | 190 | 355 |
| Total interest expense | 8,179 | 10,664 |
| Net interest income | 18,200 | 18,422 |
| Provision for loan losses | 6,214 | 1,319 |
| Net interest income after provision for loan losses | 11,986 | 17,103 |
| Non-interest income: | | |
| Gain on sale of available-for-sale securities | 2,885 | 739 |
| Service charges on deposit accounts | 1,504 | 1,522 |
| Gain on sale of loans held-for-sale | 536 | 351 |
| Income on bank owned life insurance | 132 | 120 |
| Total non-interest income | 5,057 | 2,732 |
| Non-interest expense: | | |
| Salaries and employee benefits | 7,562 | 7,759 |
| Net occupancy expenses | 2,125 | 2,059 |
| Professional fees | 1,437 | 896 |
| FDIC insurance premiums | 1,147 | 278 |
| Data processing fees | 972 | 1,011 |
| Outside service fees | 828 | 782 |
| Furniture, fixtures and equipment | 796 | 694 |
| Core deposit intangible amortization | 413 | 482 |
| Stationery, supplies and printing | 205 | 239 |
| Advertising | 204 | 268 |
| Insurance | 161 | 184 |
| Telephone | 108 | 133 |
| Goodwill impairment | 26,957 | -- |
| Other operating expenses | 784 | 852 |
| Total non-interest expenses | 43,699 | 15,637 |
| (Loss) income before provision for income taxes | (26,656) | 4,198 |
| Income tax (benefit) expense | (888) | 1,288 |
| Net (loss) income | $ (25,768) | $ 2,910 |
| Preferred stock dividend | 565 | 12 |
| Preferred stock discount amortization | 178 | -- |
| Net (loss) income available to common shareholders | $ (26,511) | $ 2,898 |
| Basic (loss) earnings per common share | $(2.91) | $0.32 |
| Diluted (loss) earnings per common share | $(2.91) | $0.30 |
| Average basic shares outstanding | 9,117,428 | 9,092,180 |
| Average diluted shares outstanding | 9,117,428 | 9,523,891 |

See accompanying notes to consolidated financial statements.

**CENTRAL JERSEY BANCORP**
**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
(dollars in thousands, except share amounts)

| | Common stock | Preferred stock | Additional paid-in capital | Accumulated other comprehensive Income (loss) | Treasury stock | Retained earnings/ (accumulated deficit) | Total |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2007 | $ 91 | $ -- | $ 60,787 | $ 848 | $ -- | $ 7,160 | $68,886 |
| Comprehensive income: | | | | | | | |
| Net income | -- | -- | -- | -- | -- | 2,910 | 2,910 |
| Unrealized gain on securities available-for-sale, net of reclassification adjustment of $739 and tax effect of $648 | -- | -- | -- | 1,077 | -- | -- | 1,077 |
| Total comprehensive income | | | | | | | $ 3,987 |
| Exercise of stock options – 64,177 shares, including tax benefit $94 | 1 | -- | 329 | -- | -- | -- | 330 |
| Purchase of 246,448 shares outstanding stock; placed in treasury | (2) | -- | -- | -- | (1,806) | -- | (1,808) |
| 5% stock dividend – 437,400 shares | -- | -- | 3,390 | -- | -- | (3,390) | -- |
| Preferred stock | -- | 11,300 | -- | -- | -- | -- | 11,300 |
| Cash dividends accrued on preferred stock | | | | | | (12) | (12) |
| Cumulative effect adjustment adoption of EITF 06-4 | -- | -- | -- | -- | -- | (227) | (227) |
| Cash paid for fractional shares | -- | -- | (4) | -- | -- | -- | (4) |
| Balance at December 31, 2008 | $ 90 | $ 11,300 | $64,502 | $ 1,925 | $(1,806) | $6,441 | $82,452 |
| Comprehensive loss: | | | | | | | |
| Net loss | -- | -- | -- | -- | -- | (25,768) | (25,768) |
| Unrealized loss on securities available-for-sale, net of reclassification adjustment of $2,885 and tax effect of ($561) | -- | -- | -- | (903) | -- | -- | (903) |
| Total comprehensive loss | | | | | | | $ (26,671) |
| Exercise of stock options – 256,444 shares, including tax benefit $170 | 2 | -- | 479 | -- | -- | -- | 481 |
| Discount – preferred stock | -- | -- | -- | -- | -- | (178) | (178) |
| Cash dividends accrued on preferred stock | | | | | | (565) | (565) |
| Balance at December 31, 2009 | $ 92 | $ 11,300 | $64,981 | $ 1,022 | $(1,806) | $(20,070) | $55,519 |

See accompanying notes to consolidated financial statements.

# CENTRAL JERSEY BANCORP
# CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

| | 2009 | 2008 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net (loss) income | $ (25,768) | $ 2,898 |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities: | | |
| Goodwill impairment charge | 26,957 | -- |
| Earnings on cash surrender value of life insurance | (132) | (120) |
| Deferred tax benefit | (1,987) | (210) |
| Provision for loan losses | 6,214 | 1,319 |
| Depreciation and amortization | 529 | 676 |
| Net premium amortization (discount accretion) on held-to-maturity securities | 166 | (15) |
| Net premium amortization (discount accretion) on available-for-sale securities | 334 | (11) |
| Core deposit intangible amortization | 413 | 482 |
| Gain on sale of securities available-for-sale | (2,885) | (739) |
| Gain on the sale of loans held-for-sale | (536) | (351) |
| Originations of loans held-for-sale | (13,336) | (4,233) |
| Proceeds from the sale of loans held-for-sale | 14,272 | 4,508 |
| Increase in accrued interest receivable | (34) | (33) |
| Increase in other assets | (2,803) | (2,089) |
| Decrease in accrued expenses and other liabilities | (75) | (293) |
| Net cash provided by operating activities | 1,329 | 1,789 |
| Cash flows from investing activities: | | |
| Maturities and paydowns on investment securities held-to-maturity | 7,296 | 7,748 |
| Maturities and paydowns on investment securities available-for-sale | 72,966 | 24,437 |
| Proceeds from sale of investment securities available-for-sale | 166,451 | 53,147 |
| Purchase of investment securities available-for-sale | (183,709) | (131,616) |
| Purchase of investment securities held-to-maturity | -- | (4,982) |
| Investment securities purchased not settled | -- | 19,676 |
| Net increase in loans | (20,486) | (45,477) |
| Purchases of premises and equipment | (172) | (2,353) |
| Net cash provided by (used in) investment activities | 42,346 | (79,420) |
| Cash flows from financing activities: | | |
| Proceeds from stock options exercised | 481 | 330 |
| Net increase in non-interest bearing deposits | 4,553 | 1,992 |
| Net increase in interest bearing deposits | 44,510 | 13,533 |
| Net increase (decrease) in other borrowings | 3,405 | (1,528) |
| Net (decrease) increase in Federal Home Loan Bank advances | (27,499) | 48,740 |
| Repayment of Federal Home Loan Bank advances | (72) | (34) |
| Cash dividend paid on preferred stock | (505) | -- |
| Purchase of outstanding stock; placed in treasury | -- | (1,808) |
| Cash paid for fractional shares | -- | (4) |
| Issuance of preferred stock and warrants | -- | 11,300 |
| Net cash provided by financing activities | 24,873 | 72,521 |
| Increase (decrease) in cash and cash equivalents | 68,548 | (5,110) |
| Cash and cash equivalents at beginning of period | 9,767 | 14,877 |
| Cash and cash equivalents at end of period | $ 78,315 | $ 9,767 |
| Supplementary cash flow information: | | |
| Interest paid | $ 8,194 | $ 10,754 |
| Income taxes paid | $ 1,724 | $ 2,199 |
| Loans receivable transferred to other real estate owned | $ 1,055 | $ -- |

See accompanying notes to consolidated financial statements.

**Central Jersey Bancorp and Subsidiary**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**December 31, 2009 and 2008**

## NOTE 1 - Summary of Significant Accounting Policies

### Business

Central Jersey Bancorp is a bank holding company headquartered in Oakhurst, New Jersey. The holding company was incorporated in New Jersey on March 7, 2000, and became an active bank holding company on August 31, 2000 through the acquisition of Monmouth Community Bank, National Association. On January 1, 2005, Central Jersey Bancorp completed its strategic business combination transaction with Allaire Community Bank, a New Jersey state-chartered bank, pursuant to which Allaire Community Bank became a wholly-owned bank subsidiary of Central Jersey Bancorp. On the effective date of the combination, the name of the holding company was changed from Monmouth Community Bancorp to Central Jersey Bancorp. In August of 2005, Central Jersey Bancorp combined its two bank subsidiaries, Monmouth Community Bank, N.A. and Allaire Community Bank, into a single banking entity, named Central Jersey Bank, N. A. Central Jersey Bancorp and Central Jersey Bank, N.A. are collectively referred to herein as the "Company."

Central Jersey Bank, N.A. offers a full range of retail and commercial banking services primarily to customers located in Monmouth County and Ocean County, New Jersey. These services include checking accounts, savings accounts, money market accounts, certificates of deposit, installment loans, real estate mortgage loans, commercial loans, wire transfers, money orders, traveler's checks, safe deposit boxes, night depositories, federal payroll tax deposits, bond coupon redemption, bank by mail, direct deposit, automated teller services and telephone and internet banking. Central Jersey Bank, N.A. has debit card, merchant card and international services available to its customers through correspondent institutions. Central Jersey Bank, N.A. currently has thirteen full-service branch facilities located in Belmar, Bradley Beach, Long Branch (2), Manasquan, Point Pleasant, Spring Lake Heights, Little Silver, Neptune City, Ocean Grove, Oakhurst and Wall Township (2), New Jersey.

On May 26, 2009, Central Jersey Bancorp and OceanFirst Financial Corp., the parent company of OceanFirst Bank, entered into a Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Central Jersey Bancorp had intended to merge with and into OceanFirst Financial Corp. Concurrent with the merger, it was expected that Central Jersey Bank, N.A. would merge with and into OceanFirst Bank. The merger of Central Jersey Bancorp and OceanFirst Financial Corp. was intended to qualify as a tax free reorganization for federal income tax purposes, with shares of Central Jersey Bancorp exchanged for OceanFirst Financial Corp. shares on a tax free basis. The Merger Agreement was terminated by mutual consent on December 17, 2009 when it became apparent that the requisite regulatory approvals would not be received in time for the merger to be completed by December 31, 2009, as contemplated in the Merger Agreement.

Central Jersey Bank, N.A. is a national association chartered by the Office of the Comptroller of the Currency ("OCC"). The deposits of the bank subsidiary are insured by the Federal Deposit Insurance Corporation ("FDIC"). Central Jersey Bank, N.A. provides a broad range of financial products and services to individual consumers, small businesses and professionals in its market area. When a customer's loan requirements exceed Central Jersey Bank, N.A.'s lending limit, it may seek to arrange such loan on a participation basis with other financial institutions. In addition, Central Jersey Bank, N.A. participates in loans originated by other financial institutions.

Central Jersey Bancorp paid a 5% stock dividend on July 1, 2008. As of December 31, 2009, there were 9,256,975 outstanding shares of Central Jersey Bancorp common stock. As of December 31, 2008, there were 9,000,531 outstanding shares of Central Jersey Bancorp common stock. All prior period amounts have been retroactively restated to reflect the aforementioned stock dividend.

**Basis of Financial Statement Presentation**

The accompanying consolidated financial statements include the accounts of Central Jersey Bancorp and its wholly-owned bank subsidiary, Central Jersey Bank, N.A. All significant inter-company accounts and transactions have been eliminated in consolidation. The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

**Use of Estimates**

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses ("ALL") as well as the other-than-temporary impairment of investment securities.

While management uses available information to recognize estimated losses on loans, such estimates may be adjusted to account for changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ALL. Such agencies may require the Company to increase such allowance based, in their judgment, on the information available to them at the time of their examination.

**New Account Standards**

Effective April 1, 2009, the Company adopted Financial Accounting Standards Board ("FASB") guidance now codified as FASB Accounting Standards Codification ("ASC") Topic 855, "*Subsequent Events.*" This guidance establishes general standards for accounting and for disclosure of events that occur after the balance sheet date but before financial statements are issued. The subsequent event guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in the financial statements, and the disclosures that should be made about events or transactions that occur after the balance sheet date. The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2009, for items that should potentially be recognized or disclosed in the accompanying audited consolidated financial statements.

In June 2009, the FASB issued guidance now codified as FASB ASC Topic 105, "*Generally Accepted Accounting Principles*," as the single source of authoritative nongovernmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current reporting period. The adoption of this pronouncement did not have an impact on the Company's financial condition or results of operations, but impacted our financial reporting process by eliminating all references to pre-codification standards. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

**Cash and Cash Equivalents**

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks with original maturities of three months or less and overnight federal funds sold. Federal funds sold are generally sold for one-day periods. The Company maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available.

**Investment Securities**

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities, nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive income component of shareholders' equity. The Company held no trading securities at December 31, 2009 and 2008. Discounts and premiums are accreted/amortized to income by use of the level-yield method. Gain or loss on sales of securities available for sale is based on the specific identification method.

FASB recently issued accounting guidance related to the recognition and presentation of other-than-temporary impairment, which the Company adopted effective June 30, 2009 ("Pending Content" of FASB ASC Topic 320-1). This recent accounting guidance amends the recognition guidance for other-than-temporary impairments of debt securities and expands the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities. The recent guidance replaced the "intent and ability" indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and, (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.

When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

Prior to the adoption of the recent accounting guidance on June 30, 2009, management considered, in determining whether other-than-temporary impairment exists (1) the length of time and the extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

**Restricted Stock**

Restricted stock, which represents required investments in the common stock of correspondent banks, is carried at cost and as of December 31, 2009 and 2008, consisted of the common stock of the Federal Home Loan Bank of New York ("FHLBNY"), the Federal Reserve Bank of New York and Atlantic Central Bankers Bank.

Management evaluates the restricted stock for impairment in accordance with the AICPA Accounting Standards Executive Committee ("AcSEC") Statement of Position ("SOP") 01-6, "*Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others*." Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of the investments' cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the investments' cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLBNY as compared to the capital stock amount for the FHLBNY and the length of time this situation has persisted, (2) commitments by the FHLBNY to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLBNY, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLBNY.

Management believes no impairment charge is necessary related to the restricted stock as of December 31, 2009.

### Loans Held-for-Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value ("LOCOM") or fair value under the fair value option accounting guidance for financial instruments. For loans carried at LOCOM, gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.

### Loans and Allowance for Loan Losses

Loans are stated at unpaid principal balances, adjusted for unearned income and deferred loan fees and costs. Interest on loans is credited to operations based upon the principal amount outstanding. Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized over the estimated life of the loan as an adjustment to the loan's yield using the level-yield method.

An impaired loan is defined as a loan for which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows, at the loan's observable market price, or the fair value of the underlying collateral, if the loan is collateral dependent. The accrual of income on loans, including impaired loans, is generally discontinued when a loan becomes more than 90 days delinquent as to principal or interest or when other circumstances indicate that collection is questionable, unless the loan is well secured and in the process of collection. Income on non-accrual loans, including impaired loans, is recognized only in the period in which it is collected, and only if management determines that the loan principal is fully collectible. Loans are returned to an accrual status when a loan is brought current as to principal and interest and reasons indicating doubtful collection no longer exists.

A loan is considered past due when a payment has not been received in accordance with the contractual terms. Generally, commercial loans are placed on non-accrual status when they are 90 days past due unless they are well secured and in the process of collection or, regardless of the past due status of the loan, when management determines that the complete recovery of principal and interest is in doubt. Commercial loans are generally written down after an analysis is completed which indicates that collectibility of the full principal balance is in doubt. Consumer loans are generally charged off after they become 120 days past due. Commercial mortgage loans are not generally placed on a non-accrual status unless the value of the real estate has deteriorated to the point that a potential loss of principal or interest exists. Subsequent payments are credited to income only if collection of principal is not in doubt. If principal and interest payments are brought contractually current and future collectibility is reasonably assured, loans are returned to accrual status. Commercial mortgage loans are generally written down when the value of the underlying collateral does not cover the outstanding principal balance. Loan origination and commitment fees less certain costs are deferred and the net amount amortized as an adjustment to the related loan's yield. Loans held for sale are recorded at the lower of cost or fair value.

The ALL is based upon the Interagency Policy Statement on the Allowance for Loan and Lease Losses issued jointly by the federal banking agencies on December 13, 2006 (OCC Bulletin 2006-47) and management's evaluation of the adequacy of the allowance, including an assessment of: (a) known and inherent risks in the loan portfolio; (b) the size and composition of the loan portfolio; (c) actual loan loss experience; (d) the level of delinquencies; (e) the individual loans for which full collectibility may not be assured; (f) the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans; and (g) the current economic and market conditions. Although management uses the best information available, the level of the ALL remains an estimate that is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review Central Jersey Bank, N.A.'s ALL. Such agencies may require Central Jersey Bank, N.A. to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of Central Jersey Bank, N.A.'s loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of Central Jersey Bank, N.A.'s loan portfolio is susceptible to changes in local market conditions and may be adversely affected should real estate values decline or the

Central New Jersey area experience an adverse economic climate. Future adjustments to the ALL may be necessary due to economic, operating, regulatory and other conditions beyond Central Jersey Bank, N.A.'s control. Management believes that the ALL is adequate as of December 31, 2009.

The provision for loan losses charged to non-interest expense is determined by management and is based upon a periodic review of the loan portfolio, past experience, the economy, and other factors that may affect a borrower's ability to repay a loan. The provision is based on management's estimates and actual losses may vary from these estimates. Estimates are reviewed and adjustments, as they become necessary, are reported in the periods in which they become known.

**Other Real Estate Owned**

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from other real estate owned.

**Servicing**

Mortgage servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets. Under the servicing assets and liabilities accounting guidance in FASB ASC Topic 860-50, servicing rights resulting from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. The Company subsequently measures each class of servicing asset using either the fair value or the amortization method. The Company has elected to initially and subsequently measure the mortgage servicing rights for U.S. Small Business Administration ("SBA") loans using the amortization method. Under the amortization method, servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment or increased obligation based on fair value at each reporting date. The Company originates SBA loans and typically sells the U.S. Government guaranteed portion of the outstanding loan balance to investors, with servicing retained. Servicing rights fees, which are usually based on a percentage of the outstanding principal balance of the loan, are recorded for servicing functions. These servicing rights are recorded as other assets in the Consolidated Statements of Financial Condition. As of December 31, 2009, the Company recorded $289,000 in servicing rights.

Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. These variables change from quarter to quarter as market conditions and projected interest rates change, and may have an adverse impact on the value of the mortgage servicing right and result in a reduction to noninterest income.

Each class of separately recognized servicing assets subsequently measured using the amortization method are evaluated and measured for impairment. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the carrying amount of the servicing assets for that tranche. The valuation allowance is adjusted to reflect changes in the measurement of impairment after the initial measurement of impairment. Changes in valuation allowances are reported with gain/(loss) on sale of loans held-for-sale on the income statement. Fair value in excess of the carrying amount of servicing assets for that stratum is not recognized.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

**Premises and Equipment**

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is charged to operations on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease period, if shorter. Depreciable lives range from three to ten years for furniture, fixtures and equipment and five to 15 years for leasehold improvements. Gains or losses on dispositions are reflected in current operations. Maintenance and repairs are charged to expense as incurred.

**Bank-Owned Life Insurance**

The Company is the beneficiary of insurance policies on the lives of certain officers, employees, and directors of the Company. Bank-owned life insurance is accounted for using the cash surrender value method and is recorded at its net realizable value. The change in the net asset value is included as a component of non-interest income.

**Advertising Costs**

Advertising costs are expensed as incurred.

**401(k) Plan**

The Company has a 401(k) plan covering substantially all of its employees. The Company may contribute an amount equal to 100% of the first 3% of the employee deferral and then 50% of the next 2% of the employee deferral. The Company's matching contribution, if any, is determined by the Board of Directors in its sole discretion.

**Income Taxes**

The Company accounts for income taxes in accordance with income tax accounting guidance FASB ASC Topic 740 "*Income Taxes*." The Company adopted the recent accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

**Comprehensive (Loss) Income**

Comprehensive (loss) income is segregated into net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income includes items previously recorded directly to equity, such as unrealized gains and losses on securities available-for-sale, net of tax. Comprehensive (loss) income is presented in the Statements of Changes in Shareholders' Equity.

### Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 14. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

### Segment Reporting

The Company's operations are solely in the financial services industry and include providing to its customers traditional banking and other financial services. The Company operates primarily in the geographical region of central New Jersey. Management makes operating decisions and assesses performance based on an ongoing review of the Company's consolidated financial results. Therefore, the Company has a single operating segment for financial reporting purposes.

### Treasury Stock

Common stock shares repurchased are recorded as treasury stock at cost.

### Net (Loss) Income Per Common Share

Basic net loss per common share for the year ended December 31, 2009 was calculated by dividing the net loss available to common shareholders (which is equal to net loss less dividends on preferred stock) of $26.5 million by the weighted average number of shares outstanding of 9,117,428 (as to the basic net income per common share determination). For the year ended December 31, 2009, the effect of dilutive securities related to the Company's employee and director stock option plans totaled 146,730, which, when added to the average basic common shares outstanding totaling 9,117,428, would have resulted in average diluted common shares outstanding totaling 9,264,158. However, in accordance with FASB ASC Topic 260, "*Earnings per Share,*" due to the Company reporting a net loss for the year ended December 31, 2009, including potential common shares in the denominator of a diluted per-share computation would result in an antidilutive per-share amount. Basic and diluted net income per common share for the year ended December 31, 2008 was calculated by dividing the net income available to common shareholders of $2.9 million by the weighted average number of common shares outstanding of 9,092,180 (as to the basic net income per share determination) and 9,523,891 (as to the diluted net income per share determination). Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or resulted in the issuance of common stock. These potentially dilutive shares would then be included in the weighted average number of common shares outstanding for the period using the treasury stock method. Shares issued and shares reacquired during the period are weighted for the portion of the period that they were outstanding.

Earnings per common share, average common shares outstanding, stock options, stock appreciation rights and related amounts set forth herein for all periods presented have been adjusted to reflect the 5% stock dividend, paid on July 1, 2008.

The following tables reconcile shares outstanding for basic and diluted earnings per common share for the years ended December 31, 2009 and 2008:

| (dollars in thousands, except for per share data) | Income (numerator) | December 31, 2009<br>Average shares (denominator) | Per share amount |
|---|---|---|---|
| Basic EPS | | | |
| Net loss available to common shareholders | $ (26,511) | 9,117 | $ (2.91) |
| Effect of dilutive securities: | | | |
| Stock options and warrants | -- | -- | -- |
| Diluted EPS | | | |
| Net loss available to common shareholders, plus assumed exercise of options and warrants | $ (26,511) | 9,117 | $ (2.91) |

| (dollars in thousands, except for per share data) | Income (numerator) | December 31, 2008<br>Average shares (denominator) | Per share amount |
|---|---|---|---|
| Basic EPS | | | |
| Net income available to common shareholders | $ 2,898 | 9,092 | $ 0.32 |
| Effect of dilutive securities: | | | |
| Stock options and warrants | -- | 432 | -- |
| Diluted EPS | | | |
| Net income available to common shareholders, plus assumed exercise of options and warrants | $ 2,898 | 9,524 | $ 0.30 |

Options to purchase 100,020, 137,755, 5,480, 52,512 and 44,484 shares of common stock at weighted average prices of $9.90, $8.57, $7.56, $5.32 and $5.04 per share, respectively, were outstanding and were not included in the computation of diluted earnings per common share for the year ended December 31, 2009, because these were anti-dilutive stock options.

**Goodwill and Other Intangible Assets**

Goodwill is recognized for the excess of the purchase price over the estimated fair value of acquired net assets in a business combination. In accordance with FASB ASC Topic 350, *"Goodwill and Other Intangibles,"* goodwill is not amortized but is subject to impairment testing at least annually, which the Central Jersey Bancorp performs as of December 31st of each year. On an interim basis, Central Jersey Bancorp evaluates whether circumstances are present that would indicate potential impairment of its goodwill. These circumstances include prolonged trading value of Central Jersey Bancorp's common stock relative to its book value, adverse changes in the business or legal climate, actions by regulators, or loss of key personnel. When it is determined that these or other circumstances are present, Central Jersey Bancorp tests the carrying value of goodwill for impairment at an interim date.

The goodwill impairment test is a two step test in which Central Jersey Bancorp first identifies its reporting units and compares the estimated fair value of each reporting unit to the carrying amount, inclusive of the goodwill assigned it. If the carrying amount of a reporting unit exceeds the estimated fair value, an indicator of goodwill impairment exists and a second step test is performed to determine if any goodwill impairment exists. In the second step, Central Jersey Bancorp calculates the implied value of goodwill by emulating a business combination for each reporting unit. This step subtracts the estimated fair value of net assets in the reporting unit from the step one estimated fair value to determine the implied value of goodwill. If the implied value of goodwill exceeds the carrying value of goodwill allocated to the reporting unit, goodwill is not impaired, but if the implied value of goodwill is less than the carrying value of the goodwill allocated to the reporting unit, a goodwill impairment charge is recognized for the difference in the consolidated statement of operations with a corresponding reduction to goodwill on the consolidated statement of financial condition. Central Jersey Bancorp's only reporting unit is "community banking" for purposes of the goodwill impairment test.

In performing its evaluation of goodwill impairment, Central Jersey Bancorp makes significant judgments, particularly with respect to estimating the fair value of its reporting unit and if the second step test is required, estimating the fair value of net assets. Central Jersey Bancorp utilizes a third-party specialist who assists with valuation techniques to evaluate its reporting unit and estimates a fair value as though it were an acquirer. The estimate utilizes historical data, cash flows, and market and industry data specific to the reporting unit. Industry and market data is used to develop material assumptions such as transaction multiples, required rates of return, control premiums, transaction costs and synergies of a transaction, and capitalization.

A goodwill impairment charge of $27.0 million was realized during the year ended December 31, 2009. The $27.0 million in goodwill was recorded on January 1, 2005 in conjunction with the combination with Allaire Community Bank. The goodwill impairment charge was a non-cash adjustment to Central Jersey Bancorp's financial statements which has no affect on cash flows, liquidity, or tangible capital. As goodwill is excluded from regulatory capital, the impairment charge had no impact on the regulatory capital ratios of Central Jersey Bancorp or Central Jersey Bank, N.A., both of which remain "well-capitalized" under regulatory requirements. The goodwill impairment charge was recorded in accordance with FASB ASC Topic 350, which requires an interim goodwill impairment analysis under certain events, including "a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of."

Other intangible assets are specifically identified intangible assets created from a business combination. Core deposit intangibles represent the value of checking, savings and other acquired, low cost deposits. Core deposit intangibles are amortized over the lesser of the estimated lives of deposit accounts or ten years on an accelerated basis. Decreases in deposit lives may result in increased amortization and/or an impairment charge.

For the years ended December 31, 2009 and 2008, Central Jersey Bancorp had $1.0 million and $1.4 million, respectively, of core deposit intangible related to the combination with Allaire Community Bank. At December 31, 2009, Central Jersey Bank N.A. performed an annual analysis to test the core deposit premium and noted no impairment.

**Stock Based Compensation**

Stock compensation accounting guidance, FASB ASC Topic 718, "*Compensation—Stock Compensation*," requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of sharebased compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Sholes model is used to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

There were no new employee or director stock option grants during 2009 and 2008.

**Stock Appreciation Rights**

On January 31, 2006, the Company granted under its 2005 Equity Incentive Plan, 173,644 Stock Appreciation Rights ("SARS") (98,398 were granted to employees and 75,246 were granted to directors), each with an exercise price of $9.87. These SARS can only be settled in cash. The SARS vest over a four year period and expire February 1, 2016.

The fair value of SARS granted was estimated on December 31, 2009 using the Black-Scholes option pricing model with the following weighted-average assumptions used: stock price $2.99, dividend yield of 0%; expected volatility of 81.17%; risk free interest rate of 2.69%; and expected life of seven years. These SARS had a fair value of approximately $1.70 per share at December 31, 2009. The Company recorded, as a component of salaries and employee benefits expense, $64,000, net of tax, share based payment expense for the year ended December 31, 2009, related to the granting of the SARS. As of December 31, 2009, total unvested compensation expense was approximately $4,000 (pre-tax) and will vest over 1 month.

The fair value of SARS granted was estimated on December 31, 2008 using the Black-Scholes option pricing model with the following weighted-average assumptions used: stock price $6.35, dividend yield of 0%; expected volatility of 56.03%; risk free interest rate of 1.55%; and expected life of seven years. These SARS had a fair value of approximately $3.02 per share at December 31, 2008. The Company recorded, as a component of salaries and employee benefits expense, share based payment expense of approximately $69,000, net of tax, related to the granting of SARS during the year ended December 31, 2008. As of December 31, 2008, total unvested compensation expense was approximately $107,000 (pre-tax) and will vest over 13 months.

A summary of the status of the Company's SARS as of December 31, 2009 and 2008, is presented below:

| | December 31, 2009 | | December 31, 2008 | |
|---|---|---|---|---|
| | SARS | Weighted average exercise price | SARS | Weighted average exercise price |
| Outstanding at beginning of year | 130,811 | $ 9.40 | 167,857 | $ 9.40 |
| Granted | -- | -- | -- | -- |
| Forfeited | (17,363) | -- | (37,046) | -- |
| Exercised | -- | -- | -- | -- |
| Outstanding at period end | 113,448 | $ 9.40 | 130,811 | $ 9.40 |
| SARS exercisable at period end | 85,086 | $ 9.40 | 65,405 | $ 9.40 |
| Weighted average fair value of SARS granted | $ 1.70 | | $ 3.02 | |

**Transfers of Financial Assets**

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

**Reclassifications**

Certain reclassifications have been made to the prior period amounts to conform to the current period presentation. These reclassifications had no effect on results of operations.

**NOTE 2 – Restrictions on Cash and Amounts Due From Banks**

Central Jersey Bank, N.A. is required to maintain average balances on hand or with the Federal Reserve Bank of New York. At December 31, 2009 and 2008, these reserve balances amounted to $276,000 and $411,000, respectively.

**NOTE 3 - Capital Purchase Program**

On October 14, 2008, the U.S. government announced a series of initiatives to strengthen market stability, improve the strength of financial institutions and enhance market liquidity. In connection therewith, the U.S. Department of the Treasury announced the Troubled Asset Relief Program ("TARP"), pursuant to which qualified U.S. financial institutions could voluntarily build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy.

On December 23, 2008, Central Jersey Bancorp, pursuant to the Capital Purchase Program established as part of TARP, sold the following securities to the U.S. Department of the Treasury (1) 11,300 shares of Central Jersey Bancorp's Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series A, having a liquidation preference of $1,000 per share (the "Series A Preferred Shares"), and (ii) a warrant to purchase up to 268,621 of Central Jersey Bancorp's common stock at an exercise price of $6.31 per share (the "Warrant"). Both the Series A Preferred Shares and the Warrant qualify as components of Central Jersey Bancorp's regulatory Tier 1 Capital. The additional Tier 1 Capital further fortifies Central Jersey Bancorp's already strong capital position and provides strategic flexibility.

The Series A Preferred Shares pay cumulative dividends at a rate of 5% per annum, or approximately $565,000 annually, and will reset to a rate of 9% at the end of the fifth year. The Warrant has a term of 10 years and is exercisable, in whole or part, at any time during the term. The exercise price for the Warrant was the market price of Central Jersey Bancorp's common stock at the time of issuance calculated on a 20-trading day trailing average. The fair value of the Warrant was estimated on December 23, 2008 using the Black-Scholes option pricing model with the following weighted-average assumptions used: stock price $6.31, dividend yield of 0%; expected volatility of 46.50%; risk free interest rate of 1.45%; and expected life of five years.

**NOTE 4 - Investment Securities**

The amortized cost, gross unrealized gains and losses, and fair value of investment securities held-to-maturity and investment securities available-for-sale at December 31, 2009 and 2008 are as follows (in thousands):

| 2009 | Amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
|---|---|---|---|---|
| Investment securities held-to-maturity: | | | | |
| Mortgage-backed securities of U.S. Government sponsored agencies | $ 7,217 | $ 245 | $ -- | $ 7,462 |
| Total | $ 7,217 | $ 245 | $ -- | $ 7,462 |
| Investment securities available-for-sale: | | | | |
| Obligations of U.S. Government sponsored agencies | $ 14,996 | $ 140 | $ 8 | $ 15,128 |
| Municipal Obligations | 48,222 | 130 | 71 | 48,281 |
| Mortgage-backed securities of U.S. Government sponsored agencies | 29,198 | 1,432 | -- | 30,630 |
| Other debt securities | 2,908 | -- | -- | 2,908 |
| Total | $ 95,324 | $ 1,702 | $ 79 | $ 96,947 |

| 2008 | Amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
|---|---|---|---|---|
| Investment securities held-to-maturity: | | | | |
| Obligations of U.S. Government sponsored agencies | $ 4,335 | $ 168 | $ -- | $ 4,503 |
| Mortgage-backed securities of U.S. Government sponsored agencies | 10,344 | 277 | -- | 10,621 |
| Total | $ 14,679 | $ 445 | $ -- | $ 15,124 |
| Investment securities available-for-sale: | | | | |
| Obligations of U.S. Government sponsored agencies | $ 32,000 | $ 33 | $ -- | $ 32,033 |
| Mortgage-backed securities of U.S. Government sponsored agencies | 130,868 | 3,059 | 5 | 133,922 |
| Other debt securities | 4,728 | -- | - - | 4,728 |
| Total | $167,596 | $ 3,092 | $ 5 | $ 170,683 |

The available for sale securities are reported at fair value with unrealized gains or losses included in equity, net of taxes. Accordingly, the carrying value of such securities reflects their fair value at the balance sheet date. Fair value is based upon either quoted market prices, or in certain cases where there is limited activity in the market for a particular instrument, assumptions are made to determine their fair values. See Note 14, *Fair Value Measurements,* for these additional disclosures.

The amortized cost and fair value of investment securities held-to-maturity and investment securities available-for-sale at December 31, 2009 by contractual maturity are shown below (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | **Amortized cost** | **Fair value** |
|---|---|---|
| Investment securities held-to-maturity: | | |
| Due in one year or less | $ 753 | $ 754 |
| Due after one year through fifth year | 773 | 802 |
| Due after fifth year through tenth year | 2,040 | 2,128 |
| Due after tenth year | 3,651 | 3,778 |
| Total | $ 7,217 | $ 7,462 |
| Investment securities available-for-sale: | | |
| Due in one year or less | $ 39,128 | $ 39,177 |
| Due after one year through fifth year | 15,984 | 16,050 |
| Due after fifth year through tenth year | 20,609 | 21,350 |
| Due after tenth year | 19,603 | 20,370 |
| Total | $ 95,324 | $ 96,947 |

FASB recently issued accounting guidance related to the recognition and presentation of other-than-temporary impairment, which the Company adopted effective June 30, 2009 ("Pending Content" of FASB ASC Topic 320-10). This recent accounting guidance amends the recognition guidance for other-than-temporary impairments of debt securities and expands the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities. The recent guidance replaced the "intent and ability" indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and, (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.

When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

Prior to the adoption of the recent accounting guidance on June 30, 2009, management considered, in determining whether other-than-temporary impairment exists (1) the length of time and the extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Proceeds from the sale of investment securities available-for-sale during 2009 was $73.0 million, resulting in gross gains of $2.9 million, as compared to $53.1 million and $739,000, respectively, in 2008.

At December 31, 2009 and 2008, there were $76.5 million and $126.9 million, respectively, of investment securities pledged as collateral for short term borrowings, to secure public funds or for any other purposes required by law.

Gross unrealized losses on both investment securities held-to-maturity and investment securities available-for-sale and their fair values, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008, were as follows (in thousands):

| | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| **2009 Investment securities** | **Unrealized losses** | **Fair value** | **Unrealized losses** | **Fair value** | **Unrealized losses** | **Fair value** |
| Mortgage-backed securities | $ 71 | $ 7,652 | $ -- | $ -- | $ 71 | $ 7,652 |
| Obligations of US Government sponsored agencies | 8 | 4,992 | -- | -- | 8 | 4,992 |
| Total | $ 79 | $ 12,644 | $ -- | $ -- | $ 79 | $ 12,644 |

| | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| **2008 Investment securities** | **Unrealized losses** | **Fair value** | **Unrealized losses** | **Fair value** | **Unrealized losses** | **Fair value** |
| Mortgage-backed securities | $ 5 | $ 1,934 | $ -- | $ -- | $ 5 | $ 1,934 |
| Total | $ 5 | $ 1,934 | $ -- | $ -- | $ 5 | $ 1,934 |

*Mortgage-backed securities* – The unrealized losses on the Company's investment mortgage-backed securities were caused by interest rate increases. At December 31, 2009, there were twelve securities in the less than 12 months category and no securities in the 12 months or more category. The Company purchased those investments at a discount relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

*U.S. Government and federal agency obligations.* The unrealized losses on the one investment in U.S. Government obligations and direct obligations of U.S. government agencies were caused by interest rate increases. The contractual term of that investment does not permit the issuer to settle the security at a price less than the amortized cost base of the investment. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of their amortized cost bases, which may be maturity, the Company does not consider that investment to be other-than-temporarily impaired at December 31, 2009.

**NOTE 5 - Loans**

Loans at December 31, 2009 and 2008 are summarized as follows (in thousands):

| | **2009** | **2008** |
|---|---|---|
| Real estate loans – commercial | $ 248,403 | $ 246,617 |
| Home equity and second mortgages | 65,116 | 51,688 |
| Commercial and industrial loans | 46,160 | 37,111 |
| Construction loans | 14,565 | 20,956 |
| 1-4 family real estate loans | 2,876 | 2,646 |
| Consumer loans | 1,475 | 1,647 |
| Subtotal | 378,595 | 360,665 |
| Net deferred costs | 492 | 333 |
| Less: allowance for loan losses | 9,613 | 4,741 |
| Net loans | $ 369,474 | $ 356,257 |

A substantial portion of the Company's loans are secured by real estate and made to borrowers located in New Jersey, primarily in Monmouth and Ocean Counties. Accordingly, as with most financial institutions in the Company's market area, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in the market area.

Activity in the ALL for the years ended December 31, 2009 and 2008 is summarized as follows (dollars in thousands):

| | 2009 | 2008 |
|---|---|---|
| Balance, beginning of year | $ 4,741 | $ 3,408 |
| Provision charged to expense | 6,214 | 1,319 |
| Charge-offs | (1,494) | -- |
| Recoveries | 152 | 14 |
| Balance, end of year | $ 9,613 | $ 4,741 |
| Ratio of ALL to total loans | 2.54% | 1.31% |

*Impaired Loans*

When necessary, Central Jersey Bancorp performs individual loan reviews in accordance with FASB ASC Topic 310 to determine whether any individually reviewed loans are impaired and, if impaired, measures a valuation allowance allocation in accordance with FASB ASC Topic 310. A loan is recognized as impaired when it is probable that principal and/or interest are not collectible in accordance with the loan's contractual terms. The Company considers loans on non-accrual status or risk rated "8" or higher as impaired and automatically subject to a FASB ASC Topic 310 review. In addition, any other loan that management considers possibly impaired due to deteriorating conditions or for any other reasons, is, at management's discretion, subject to a FASB ASC Topic 310 review.

At December 31, 2009, Central Jersey Bancorp had impaired loans totaling $23.2 million, as compared to $2.7 million at December 31, 2008. The increase in impaired loans was due primarily to multiple commercial loans totaling $21.2 million which were downgraded in risk rating and/or placed on non-accrual status during 2009. These loans were considered impaired and were evaluated in accordance with FASB ASC Topic 310. After evaluation, specific reserves were required for fifteen of the impaired loans. At December 31, 2009, Central Jersey Bancorp recorded $4.1 million of specific reserves for impaired loans, as compared to $474,000 in specific reserves for impaired loans at December 31, 2008.

Central Jersey Bancorp's policy for interest income recognition on non-accrual loans is to recognize income on currently performing restructured loans under the accrual method. Central Jersey Bancorp recognizes income on non-accrual loans under the accrual basis when the principal payments on the loans become current and the collateral on the loan is sufficient to cover the outstanding obligation to Central Jersey Bancorp. If these factors do not exist, Central Jersey Bancorp does not recognize income. There was no income recognized on non-accrual loans during 2009. Total cash collected on non-accrual loans during 2009 was $263,000, as compared to $1.1 million collected during 2008, all of which was credited to the principal balances outstanding.

Impaired loans for the years ended December 31, 2009 and 2008 are summarized as follows (dollars in thousands):

| | 2009 | 2008 |
|---|---|---|
| Balance of impaired loans with no allowance allocation | $ 4,035 | $ 683 |
| Balance of impaired loans with an allocated allowance | 19,140 | 2,007 |
| Total recorded investment in impaired loans | $ 23,175 | $ 2,690 |
| Amount of the allowance allocated to impaired loans | $ 4,085 | $ 474 |
| Average balance of impaired loans | $ 14,689 | $ 1,286 |

At December 31, 2009 and 2008, loans to officers, directors and related parties amounted to approximately $2.4 million and $4.3 million, respectively. During the year ended December 31, 2009 and 2008, $498,000 and $113,000, respectively, in new loans to officers, directors and related parties were originated and repayments totaled approximately $2.4 million and $181,000, respectively.

**NOTE 6 – Other Real Estate Owned**

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from other non-interest expenses.

The following table represents the balance of other real estate owned at December 31, 2009 and 2008 (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Other real estate owned | $ 1,055 | $ -- |

At December 31, 2009, two loans were transfered to other real estate owned, impacting the provision for loan losses by $245,000, and recorded as other real estate owned at their initial fair market value less cost to sell of $1.1 million.

**NOTE 7 - Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk**

In the ordinary course of business to meet the financial needs of the Company's customers, the Company is party to financial instruments with off-balance sheet risk. These financial instruments include unused lines of credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of these instruments express the extent of involvement the Company has in each category of financial instruments.

The Company's exposure to credit loss from nonperformance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The contract or notional amount of financial instruments which represent credit risk at December 31, 2009 and 2008 is as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Standby letters of credit | $ 2,140 | $ 2,206 |
| Outstanding loan and credit line commitments | $ 67,122 | $ 65,079 |

Standby letters of credit are conditional commitments issued by the Company which guarantee performance by a customer to a third party. The credit risk and underwriting procedures involved in issuing letters of credit are essentially the same as that involved in extending loan facilities to customers. All of Central Jersey Bank, N.A.'s outstanding standby letters of credit are performance standby letters within the scope of FASB ASC Topic 952. These are irrevocable undertakings by Central Jersey Bank, N.A., as guarantor, to make payments in the event a specified third party fails to perform under a non-financial contractual obligation. Most of Central Jersey Bank, N.A.'s performance standby letters of credit arise in connection with lending relationships and have terms of one year or less. The maximum potential future payments Central Jersey Bank, N.A. could be required to make equals the face amount of the letters of credit shown above. Central Jersey Bank, N.A.'s liability for performance standby letters of credit was immaterial at December 31, 2009 and 2008.

Outstanding loan commitments represent the unused portion of loan commitments available to individuals and companies as long as there is no violation of any condition established in the contract. Outstanding loan commitments generally have a fixed expiration date of one year or less, except for home equity loan commitments which generally have an expiration date of up to 15 years. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based upon management's credit evaluation of the customer. Various types of collateral may be held, including property and marketable securities. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers.

**NOTE 8 - Premises and Equipment**

Premises and equipment at December 31, 2009 and 2008 are summarized as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Equipment | $ 5,390 | $ 5,247 |
| Leasehold improvements | 3,647 | 3,611 |
| Land | 1,503 | 1,503 |
| Buildings and improvements | 1,358 | 1,365 |
| Auto | 65 | 65 |
| | 11,963 | 11,791 |
| Accumulated depreciation and amortization | (6,017) | (5,488) |
| | $ 5,946 | $ 6,303 |

Depreciation and amortization expense amounted to $723,000 and $676,000 in 2009 and 2008, respectively.

**NOTE 9 – Goodwill and Other Intangible Assets**

Goodwill and other intangible assets at December 31, 2009 and 2008 are summarized as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Goodwill | $ 26,957 | $ 26,957 |
| Less: goodwill impairment | (26,957) | -- |
| Goodwill, net | -- | 26,957 |
| | | |
| Core deposit intangible | 3,785 | 3,785 |
| Less: accumulated amortization | (2,754) | (2,341) |
| Core deposit intangible, net | 1,031 | 1,444 |
| | | |
| Total | $ 1,031 | $ 28,401 |

Goodwill and other intangible assets on the consolidated statement of financial condition decreased $27.4 million, from $28.4 million at December 31, 2008 to $1.0 million at December 31, 2009. The decrease was primarily due to $27.0 million of goodwill impairment identified in the "community banking" reporting unit, accompanied by scheduled amortization of core deposit intangibles.

The Company performed an interim impairment test during the second quarter ending June 30th of its goodwill due to the presence of indicators of potential impairment. Specifically, the circumstances present included adverse changes in the business climate which was reflected in the prolonged trading value of the Company's common stock relative to its book value, and the tentative merger between Central Jersey Bancorp and OceanFirst Financial Corp.

The Company's only reporting unit is "community banking" for purposes of the goodwill impairment test. As of June 30, 2009, the carrying value of goodwill assigned to the "community banking" reporting unit was $27.0 million. Upon testing, the "community banking" reporting unit failed the step one test, resulting in a potential indicator of impairment.

The step two test for the "community banking" reporting unit resulted in $27.0 million of impairment, for which the carrying value of goodwill was reduced to zero as of December 31, 2009 and a corresponding decrease to net income was recorded for 2009. There was no impact on income taxes for the period, as a result of the goodwill impairment charge.

Amortization expense of intangible assets for the years ended December 31, 2009 and 2008 is as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Core deposit intangible amortization | $ 413 | $ 482 |

Scheduled amortization of core deposit intangibles is as follows (in thousands):

| | |
|---|---|
| 2010 | 344 |
| 2011 | 275 |
| 2012 | 206 |
| 2013 | 138 |
| 2014 | 69 |

**NOTE 10 - Deposits**

Total deposits at December 31, 2009 and 2008 consist of the following (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Savings, N.O.W. and money market accounts | $ 226,729 | $ 190,475 |
| Certificates of deposit less than $100,000 | 72,089 | 78,949 |
| Certificates of deposit of $100,000 or more | 88,560 | 73,444 |
| Subtotal of interest bearing deposits | $ 387,378 | $ 342,868 |
| Demand deposits | 80,500 | 75,947 |
| Total deposits | $ 467,878 | $ 418,815 |

At December 31, 2009, certificates of deposit mature as follows: 2010 - $122.3 million; 2011 - $28.1 million; 2012 - $9.5 million; 2013 - $697,000; and 2014 - $26,000.

Interest expense on deposits for the years ended December 31, 2009 and 2008 is summarized as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Savings, N.O.W. and money market accounts | $ 2,488 | $ 3,276 |
| Certificates of deposit | 4,559 | 5,708 |
| Total interest expense on deposits | $ 7,047 | $ 8,984 |

**NOTE 11 - Borrowings**

Borrowed funds at December 31, 2009 and 2008 are summarized as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Borrowings | $ 47,575 | $ 71,741 |

Borrowings typically include wholesale borrowing arrangements as well as arrangements with deposit customers of Central Jersey Bank, N.A. to sweep funds into short-term borrowings. At December 31, 2009, borrowings included $26.4 million in bank sweep funds, $15.0 million in FHLBNY callable advances and $6.2 million in FHLBNY fixed rate advances. At December 31, 2008, borrowings included $23.0 million in bank sweep funds, $27.5 million in

FHLBNY overnight advances, $20.0 million in FHLBNY callable advances and $1.2 million in FHLBNY fixed rate advances. At December 31, 2009 and December 31, 2008, Central Jersey Bank, N.A. had unused lines of credit with the FHLBNY of $26.2 million and $33.8 million, respectively.

At December 31, 2009, Central Jersey Bank, N.A. had outstanding FHLBNY callable advances as follows (in thousands):

| Date | Amount | Rate | Term | Call Feature |
|---|---|---|---|---|
| 1/24/2008 | $ 10,000 | 2.710% | 10 year non-call 2 years | One Time |
| 2/01/2008 | 5,000 | 2.903% | 7 year non-call 3 years | One Time |
| | $ 15,000 | 2.774% | | |

At December 31, 2009, Central Jersey Bank, N.A. had the following outstanding FHLBNY fixed rate advances (in thousands):

| Date | Amount | Rate | Term | Maturity |
|---|---|---|---|---|
| 2/01/2008 | $ 5,000 | 2.380% | 5 years | 2/01/2013 |
| 5/28/2008 | 1,152 | 4.940% | 13 years | 5/28/2021 |
| | $ 6,152 | 2.871% | | |

**NOTE 12 - Subordinated Debentures**

In March 2004, MCBK Capital Trust I, a special purpose business trust of Central Jersey Bancorp, issued an aggregate of $5.0 million of trust preferred securities to ALESCO Preferred Funding III, a pooled investment vehicle. Sandler O'Neill & Partners, L.P. acted as placement agent in connection with the offering of the trust preferred securities. The securities issued by MCBK Capital Trust I are fully guaranteed by Central Jersey Bancorp with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities have a floating interest rate equal to the three-month LIBOR plus 285 basis points, which resets quarterly. The securities mature on April 7, 2034 and may be called at par by Central Jersey Bancorp any time after April 7, 2009. These securities were placed in a private transaction exempt from registration under the Securities Act of 1933, as amended.

The entire proceeds to MCBK Capital Trust I from the sale of the trust preferred securities were used by MCBK Capital Trust I in order to purchase $5.1 million of subordinated debentures from Central Jersey Bancorp. The subordinated debentures bear a variable interest rate equal to LIBOR plus 285 basis points. Although the subordinated debentures are treated as debt of Central Jersey Bancorp, they currently qualify as Tier I Capital investments, subject to the 25% limitation under risk-based capital guidelines of the Federal Reserve. The portion of the trust preferred securities that exceeds this limitation qualifies as Tier II Capital of Central Jersey Bancorp. At December 31, 2009, $5.0 million of the trust preferred securities qualified for treatment as Tier I Capital. Central Jersey Bancorp is using the proceeds it received from the subordinated debentures to support the general balance sheet growth of Central Jersey Bancorp and to maintain Central Jersey Bank, N.A.'s required regulatory capital ratios.

On March 1, 2005, the Federal Reserve adopted a final rule that allows the continued inclusion of outstanding and prospective issuances of trust preferred securities in the Tier I Capital of bank holding companies, subject to stricter quantitative limits and qualitative standards. Under the final rules, trust preferred securities and other restricted core capital elements are limited to 25% of all core capital elements. Amounts of restricted core capital elements in excess of these limits may be included in Tier II Capital. At December 31, 2009, the only restricted core capital element owned by Central Jersey Bancorp is trust preferred securities. Central Jersey Bancorp believes that its trust preferred issues qualify as Tier I Capital. However, in the event that the trust preferred issues do not qualify as Tier I Capital, Central Jersey Bank, N.A. would remain well capitalized.

**NOTE 13 - Income Taxes**

Components of income tax expense (benefit) for the years ended December 31, 2009 and 2008 are as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Current income tax expense: | | |
| Federal | $ 919 | $ 1,228 |
| State | 180 | 270 |
| | 1,099 | 1,498 |
| Deferred income tax benefit: | | |
| Federal | (1,456) | (47) |
| State | (531) | (163) |
| | (1,987) | (210) |
| | $ (888) | $ 1,288 |

A reconciliation between the reported income taxes and income taxes which would be computed by applying the normal federal income tax rate of 34% to income before taxes follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Federal income tax | $(9,065) | $ 1,424 |
| State income tax effect, net of federal tax effect | (232) | 71 |
| Bank-owned life insurance | (46) | (41) |
| Tax-exempt interest | (451) | -- |
| Non deductible expenses | 5 | -- |
| Goodwill impairment | 9,165 | -- |
| Valuation reserve | (253) | (158) |
| Other | (11) | (8) |
| Provision charged to expense | $ (888) | $ 1,288 |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| **Deferred tax assets:** | | |
| Allowance for loan losses | $3,840 | $1,887 |
| Impaired investment securities | -- | 282 |
| Discount accretion | 70 | -- |
| New Jersey NOL carry forwards | 43 | 43 |
| Allowance for uncollected interest | 374 | 160 |
| Net purchase accounting adjustments | 104 | 360 |
| Depreciation | 35 | 127 |
| Alternative minimum assessment | 4 | 4 |
| Stock options / SARS | 156 | 130 |
| Other | 96 | 41 |
| Gross deferred tax asset | 4,722 | 3,034 |
| Less: valuation reserve | (43) | (324) |
| Deferred tax assets, net | 4,679 | 2,710 |
| **Deferred tax liabilities:** | | |
| Deferred loan costs | (153) | (153) |
| Impaired investment securities | (1) | -- |
| Discount accretion | -- | (19) |
| Unrealized gain - securities available-for-sale | (602) | (1,162) |
| Gross deferred tax liabilities | (756) | (1,334) |
| Net deferred tax assets | $3,923 | $1,376 |

Based upon current facts concerning taxes paid in the carryback period and projections of future taxable income, management has determined that it is more likely than not that the deferred tax assets will be realized, except for certain New Jersey state income tax net operating losses by Central Jersey Bancorp, for which management has reserved against these deferred tax assets. However, there can be no assurances about the level of future earnings. As of December 31, 2009, Central Jersey Bancorp had approximately $1.8 million of New Jersey net operating loss carryforwards that will expire between 2009 and 2029.

As of January 1, 2009, there were no amounts recorded for unrecognized tax benefits or for the payment of interest or penalties. Furthermore, no amounts were accrued for the year ended December 31, 2009. The tax years that remain subject to examination at the federal level are 2009, 2008, 2007 and 2006. Accruals of interest and penalties related to unrecognized tax benefits, when applicable, are recognized in income tax expense.

**NOTE 14 - Fair Value Measurements**

The Company adopted the provisions of FASB ASC Topic 820, "*Fair Value Measurements and Disclosures,*" for financial assets and financial liabilities. FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The adoption of FASB ASC Topic 820 for financial assets and financial liabilities and non-financial assets and non-financial liabilities did not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

Beginning January 1, 2008, financial assets and financial liabilities recorded at fair value in the Consolidated Statements of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Under the guidance, fair value measurements are not adjusted for transaction costs. FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described below.

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amount the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective period ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

Basis of Fair Value Measurement

| | |
|---|---|
| Level I | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; |
| Level II | Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and |
| Level III | Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). |

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value, effective January 1, 2008, as noted above.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

*Investment securities available-for-sale* – Investment securities classified as available-for-sale are reported at fair value utilizing Level II inputs. For these investment securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Department of the Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the investment security's terms and conditions, among other things.

*Impaired loans* - Loans that the Bank has measured impairment generally based on fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level III fair values, based upon the lowest level of input that is significant to the fair value measurements.

*Other Real Estate Owned* – Real estate owned is adjusted to fair value less estimated selling costs upon transfer of the loans to real estate owned. Subsequently, real estate owned assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of collateral or management's estimation of the value of the collateral. These assets are included as Level III fair values.

*Servicing rights* – The fair value of mortgage servicing rights is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. The Company is able to compare the valuation model inputs and results to widely available published industry data for reasonableness.

The following table summarizes financial assets measured at fair value on a recurring basis at December 31, 2009, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

| | At December 31, 2009 | | | |
|---|---|---|---|---|
| | Level I | Level II | Level III | Total fair value |
| Investment securities available-for-sale: | | | | |
| Obligations of U.S. Government sponsored agencies | $ -- | $ 15,128 | $ -- | $ 15,128 |
| Municipal obligations | -- | 48,281 | -- | 48,821 |
| Mortgage-backed securities of U.S. Government sponsored agencies | -- | 38,092 | -- | 38,092 |
| Other securities | -- | 2,908 | -- | 2,908 |
| Total assets measured fair value on a recurring basis | $ -- | $ 104,409 | $ -- | $ 104,409 |

| | At December 31, 2008 | | | |
|---|---|---|---|---|
| | Level I | Level II | Level III | Total fair value |
| Investment securities available-for-sale: | | | | |
| Obligations of U.S. Government sponsored agencies | $ -- | $ 32,033 | $ -- | $ 32,033 |
| Municipal obligations | -- | 4,728 | -- | 4,728 |
| Mortgage-backed securities of U.S. Government sponsored agencies | -- | 129,411 | -- | 129,411 |
| Other securities | -- | 4,511 | -- | 4,511 |
| Total assets measured fair value on a recurring basis | $ -- | $ 170,683 | $ -- | $ 170,683 |

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The following tables summarize financial assets measured at fair value on a nonrecurring basis at December 31, 2009 and December 31, 2008, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

| | At December 31, 2009 | | | |
|---|---|---|---|---|
| | Level I | Level II | Level III | Total fair value |
| Impaired loans | $ -- | $ -- | $ 15,055 | $ 15,055 |
| Other real estate owned | | | 1,055 | 1,055 |
| Servicing rights | -- | -- | 289 | 289 |
| Total assets measured fair value on a nonrecurring basis | $ -- | $ -- | $ 16,399 | $ 16,399 |

| | At December 31, 2008 | | | |
|---|---|---|---|---|
| | Level I | Level II | Level III | Total fair value |
| Impaired loans | $ -- | $ -- | $ 1,533 | $ 1,533 |
| Servicing rights | -- | -- | 133 | 133 |
| Total assets measured fair value on a nonrecurring basis | $ -- | $ -- | $ 1,666 | $ 1,666 |

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2009 and December 31, 2008:

**Cash and Cash Equivalents (Carried at Cost)**
The carrying amounts reported in the Consolidated Statements of Financial Condition for cash and short-term instruments approximate those assets' fair values.

**Investment Securities**
The fair value of investment securities available-for-sale (carried at fair value) and held-to-maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level I), or matrix pricing (Level II), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific investment securities but rather by relying on the investment securities' relationship to other benchmark quoted prices. For certain investment securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or nontransferability, and such adjustments are generally based on available market evidence (Level III). In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support on certain Level III investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level III investments.

**Loans Receivable (Carried at Cost)**
The fair values of loans are estimated using discounted cash flow analyses, using market rates at the dates of the Consolidated Statements of Financial Condition that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

**Loans Held for Sale (Carried at Lower of Cost or Fair Value)**
The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan.

**Servicing Rights (Carried at Lower of Cost or Fair Value)**
The fair value of mortgage servicing rights is based on a valuation model that calculates the present value of estimated net servicing income. The valuation incorporates assumptions that market participants would use in estimating future net servicing income. The Company is able to compare the valuation model inputs and results to widely available published industry data for reasonableness.

**Restricted Investment in Bank Stock (Carried at Cost)**
The carrying amount of restricted investment in bank stock approximates fair value, and considers the limited marketability of such securities.

**Accrued Interest Receivable and Payable (Carried at Cost)**
The carrying amount of accrued interest receivable and accrued interest payable approximates the fair value of such interest receivable and interest payable.

**Deposit Liabilities (Carried at Cost)**
The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

**Borrowings (Carried at Cost)**
Fair values of FHLBNY advances are estimated using a discounted cash flow analysis, based on quoted prices for new FHLBNY advances with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a fair value that is deemed to represent the transfer price if the liability were assumed by a third party.

**Subordinated Debt (Carried at Cost)**
The fair value of subordinated debentures is estimated by discounting the estimated future cash flows, using market discount rates of financial instruments with similar characteristics, terms and remaining maturity.

**Off-Balance Sheet Financial Instruments (Disclosed at Notional Amounts)**
Fair values for the Company's off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

**Limitations**
Fair value estimates were made at December 31, 2009 and December 31, 2008, based upon pertinent market data and relevant information on each financial instrument. These estimates do not include any premium or discount that could result from an offer to sell the Company's entire holdings of a particular financial instrument or category thereof at one time. Since no market exists for a substantial portion of the Company's financial instruments, fair value estimates were necessarily based on judgments with respect to future loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the subjective nature of these estimates, the uncertainties surrounding them and other matters of significant judgment that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates. Since these fair value approximations were made solely for the financial instruments included in the Consolidated Statements of Financial Condition at December 31, 2009 and December 31, 2008, no attempt was made to estimate the value of anticipated future business or the value of non-financial statement assets or liabilities. Furthermore, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into the estimates.

The estimated fair values of the Company's financial instruments were as follows at December 31, 2009 and 2008 (dollars in thousands):

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | Carrying amount | Fair value | Carrying amount | Fair value |
| **Financial Assets:** | | | | |
| Cash and cash equivalents | $ 78,315 | $ 78,315 | $ 9,767 | $ 9,767 |
| Investment securities available-for-sale | 96,947 | 96,947 | 170,683 | 170,683 |
| Investment securities held-to-maturity | 7,217 | 7,462 | 14,679 | 15,124 |
| Loans, net | 369,474 | 377,183 | 356,257 | 364,684 |
| Loans held-for-sale | -- | -- | 400 | 400 |
| Servicing rights | 289 | 289 | 133 | 133 |
| Restricted stock | 3,750 | 3,750 | 4,982 | 4,982 |
| Accrued interest receivable | 2,285 | 2,285 | 2,251 | 2,251 |
| **Financial Liabilities:** | | | | |
| Deposits | 467,878 | 452,193 | 418,815 | 408,391 |
| Borrowings | 47,575 | 48,655 | 71,741 | 72,679 |
| Accrued interest payable | 231 | 231 | 217 | 217 |
| Subordinated debentures | 5,155 | 1,804 | 5,155 | 5,167 |
| Off-balance sheet financial instruments | $ -- | $ -- | $ -- | $ -- |

**NOTE 15 - Post Retirement Benefits**

A consensus was reached that an employer should recognize a liability for future benefits under FASB ASC Topic 715, *"Compensation Retirement Benefits,"* for an endorsement split-dollar life insurance arrangement. This liability is to be based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. Entities should recognize the effects of applying the consensus on this issue as a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption. Retrospective application to all prior periods is permitted.

During 2008, Central Jersey Bancorp recognized and recorded a deferred compensation liability of $227,000 for future benefits related to an endorsement split-dollar life insurance arrangement subject to FASB ASC Topic 715.

## NOTE 16 - Commitments and Contingencies

At December 31, 2009, the Company was obligated under non-cancelable lease agreements for 10 branch office leases and two leases for office and storage space. The leases provide for increased rentals based upon increases in real estate taxes and the cost of living index. Minimum rental payments under the terms of these leases are as follows (in thousands):

| | |
|---|---|
| 2010 | $ 1,045,747 |
| 2011 | 947,349 |
| 2012 | 891,661 |
| 2013 | 535,269 |
| 2014 and thereafter | 663,119 |
| Total | $ 4,083,145 |

Total rent expense was $1.1 million in both 2009 and 2008.

### Litigation

Central Jersey Bank, N.A. may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. Central Jersey Bank, N.A. may also have various commitments and contingent liabilities which are not reflected in the accompanying Consolidated Statements of Financial Condition.

### Related Party Transactions

The Company leased administrative office space at 6 West End Court, Long Branch, New Jersey, through August 31, 2008. Certain members of the Board of Directors of Central Jersey Bancorp hold an ownership interest in the leased property. The negotiations with respect to the leased space were conducted at arms-length and the lease amount paid by Central Jersey Bank, N.A. was determined by an independent appraiser to be at fair market value. The lease was terminated in 2008 and total lease payments for 2008 were $43,000.

## NOTE 17 - Regulatory Capital Requirements

Subject to applicable law and the Capital Purchase Program, the Board of Directors of Central Jersey Bank, N.A. may provide for the payment of cash dividends. Prior approval of the OCC is required to the extent that the total of all cash dividends to be declared by Central Jersey Bank, N.A. in any calendar year exceeds net profits, as defined, for that year combined with its retained net profits from the preceding two calendar years less any transfers to capital surplus.

For so long as any Series A Preferred Shares are outstanding, Central Jersey Bancorp is not permitted to declare or pay cash dividends on its common stock unless all dividends on the Series A Preferred Shares have been paid in-full. Further, unless the Series A Preferred Shares are redeemed or fully transferred to third parties, Central Jersey Bancorp is prohibited from increasing its common stock dividends without prior approval of the U.S. Department of the Treasury until December 23, 2011, which is the third anniversary of the investment by the U.S. Department of the Treasury in Central Jersey Bancorp.

Central Jersey Bank, N.A. and Central Jersey Bancorp are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Central Jersey Bank, N.A. and Central Jersey Bancorp must meet specific capital guidelines that involve quantitative measures of Central Jersey Bank, N.A.'s and Central Jersey Bancorp's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An institution categorized as "undercapitalized" or worse is subject to certain restrictions, including the requirement to file a capital plan with its primary federal regulator, prohibitions on the payment of dividends and management fees, restrictions on asset growth and executive compensation and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution by the applicable regulatory agencies, including requirements to raise additional capital, sell assets or sell the entire institution. Once an institution becomes "critically undercapitalized," it must generally be placed in receivership or conservatorship within ninety days. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio, as defined, of 2% or less.

To be considered "well capitalized," an institution must generally have a leverage ratio (Tier 1 Capital to total assets) of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. Management believes that, as of December 31, 2009 and 2008, Central Jersey Bank, N.A. and Central Jersey Bancorp meet all capital adequacy requirements of their regulators. Further, the most recent regulatory notification categorized Central Jersey Bank, N.A. and Central Jersey Bancorp as well-capitalized under the prompt corrective action regulations.

The following is a summary of Central Jersey Bank, N.A.'s and Central Jersey Bancorp's actual capital amounts and ratios as of December 31, 2009 and 2008, compared to the minimum capital adequacy requirements and the requirements for classification as a "well-capitalized" institution (dollars in thousands):

| | **Tier I Capital to Average Assets Ratio (Leverage Ratio)** | | **Tier I Capital to Risk Weighted Asset Ratio** | | **Total Capital to Risk Weighted Asset Ratio** | |
|---|---|---|---|---|---|---|
| | **2009** | **2008** | **2009** | **2008** | **2009** | **2008** |
| **Actual Ratios** | | | | | | |
| Central Jersey Bank, N.A. | 7.89% | 10.33% | 10.19% | 14.05% | 14.00% | 15.24% |
| **Required Regulatory Ratios** | | | | | | |
| "Adequately capitalized" institution (under federal regulations) | 4.00% | 4.00% | 4.00% | 4.00% | 8.00% | 8.00% |
| "Well capitalized" institution (under federal regulations) | 5.00% | 5.00% | 6.00% | 6.00% | 10.00% | 10.00% |

| | Tier I Capital to Average Assets Ratio (Leverage Ratio) | | Tier I Capital to Risk Weighted Asset Ratio | | Total Capital to Risk Weighted Asset Ratio | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| <u>Actual Amounts</u> | | | | | | |
| Central Jersey Bank, N.A. | $45,801 | $56,542 | $45,801 | $56,542 | $ 62,948 | $ 61,299 |
| <u>Required Regulatory Amounts</u> | | | | | | |
| "Adequately capitalized" institution (under federal regulations) | $23,217 | $21,901 | $17,984 | $16,092 | $ 35,967 | $ 32,184 |
| "Well capitalized" institution (under federal regulations) | $29,021 | $27,376 | $26,975 | $24,138 | $ 44,958 | $ 40,231 |

| | Tier I Capital to Average Assets Ratio (Leverage Ratio) | | Tier I Capital to Risk Weighted Asset Ratio | | Total Capital to Risk Weighted Asset Ratio | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| <u>Actual Ratios</u> | | | | | | |
| Central Jersey Bancorp | 9.68% | 10.20% | 12.50% | 13.91% | 13.76% | 15.09% |
| <u>Required Regulatory Ratios</u> | | | | | | |
| "Adequately capitalized" institution (under federal regulations) | 4.00% | 4.00% | 4.00% | 4.00% | 8.00% | 8.00% |
| "Well capitalized" institution (under federal regulations) | 5.00% | 5.00% | 6.00% | 6.00% | 10.00% | 10.00% |

| | Tier I Capital to Average Assets Ratio (Leverage Ratio) | | Tier I Capital to Risk Weighted Asset Ratio | | Total Capital to Risk Weighted Asset Ratio | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| <u>Actual Amounts</u> | | | | | | |
| Central Jersey Bancorp | $56,180 | $55,740 | $56,180 | $55,740 | $ 61,850 | $ 60,497 |
| <u>Required Regulatory Amounts</u> | | | | | | |
| "Adequately capitalized" institution (under federal regulations) | $23,217 | $21,864 | $17,984 | $16,033 | $ 35,967 | $ 32,067 |
| "Well capitalized" institution (under federal regulations) | $29,021 | $27,330 | $26,975 | $24,050 | $ 44,959 | $ 40,084 |

**NOTE 18 - Benefit Plans**

***Stock Option Plans***

As of December 31, 2009, stock options to purchase in aggregate up to 1,023,442 shares of the Company's common stock were outstanding under the plans maintained by the Company. During 2009 and 2008, no stock options were granted. Effective January 1, 2005, as a result of the combination with Allaire Community Bank, all outstanding stock options became fully vested.

A summary of the status of the Company's stock options as of and for the years ended December 31, 2009 and 2008 is presented below:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | Shares | Weighted average exercise price | Shares | Weighted average exercise price |
| Outstanding at beginning of year | 1,289,948 | $ 4.71 | 1,410,349 | $ 4.77 |
| Granted | -- | -- | -- | -- |
| Forfeited | (10,062) | 7.39 | (56,224) | 7.56 |
| Exercised | (256,444) | 3.21 | (64,177) | 3.67 |
| Outstanding at end of year | 1,023,442 | 5.29 | 1,289,948 | 4.71 |
| Options exercisable at year end | 1,023,442 | 5.29 | 1,289,948 | 4.71 |
| Weighted average fair value of options granted during the year | | $ -- | | $ -- |

No additional compensation expense is projected for future years on stock options outstanding at December 31, 2009.

The following table summarizes information about stock options outstanding at December 31, 2009:

**Options Outstanding and Exercisable**
**December 31, 2009**

| Number outstanding | Exercisable | Weighted average remaining contractual life | Range of exercise prices |
|---|---|---|---|
| 122,856 | 122,856 | 5 Months | $ 2.72 – 2.72 |
| 514,390 | 514,390 | 20 Months | $ 3.06 – 3.92 |
| 90,429 | 90,429 | 36 Months | $ 4.97 – 4.97 |
| 295,767 | 295,767 | 52 Months | $ 7.56 – 9.90 |

The aggregate intrinsic value for stock options outstanding and stock options exercisable at December 31, 2009 is $33,000 for both, based upon a market price of $2.99 per share and a weighted average exercise price of $2.72 per share. The aggregate intrinsic value of stock options exercised during 2009 and 2008 was $640,000 and $233,000, respectively. There were no stock options granted during 2009 or 2008.

***401(k) Plan***

The Company has a 401(k) plan covering substantially all of its employees. The Company may contribute an amount equal to 100% of the first 3% of the employee deferral and then 50% of the next 2% of the employee deferral. The

Company's matching contribution, if any, is determined by the Board of Directors in its sole discretion. The Company's aggregate contributions to the 401(k) Plan for 2009 and 2008 were $172,000 and $158,000, respectively.

**NOTE 19 - Condensed Financial Statements of Central Jersey Bancorp (Parent Company only)**

The following information with respect to Central Jersey Bancorp (parent company only) should be read in conjunction with the notes to the consolidated financial statements (in thousands):

| Statements of Financial Condition | 2009 | 2008 |
|---|---|---|
| Assets: | | |
| Cash | $ 91 | $ 238 |
| Investment in subsidiary | 60,944 | 86,044 |
| Total assets | $ 61,035 | $ 86,282 |
| | | |
| Liabilities: | | |
| Other liabilities | 361 | 373 |
| Subordinated debentures | 5,155 | 5,155 |
| Total liabilities | $ 5,516 | $ 5,528 |
| | | |
| Shareholders' Equity: | | |
| Common stock | 92 | 90 |
| Preferred stock | 11,300 | 11,300 |
| Accumulated other comprehensive income | 1,022 | |
| Additional paid-in capital | 64,981 | 64,502 |
| Treasury stock | (1,806) | (1,806) |
| (Accumulated deficit)/retained earnings | (20,070) | 6,668 |
| | | |
| Total shareholders' equity | $ 55,519 | $ 80,754 |
| Total liabilities and shareholders' equity | $ 61,035 | $ 86,282 |

| Statements of Income | 2009 | 2008 |
|---|---|---|
| Equity in undistributed (losses) earnings of the bank subsidiary | $ (26,318) | $ 3,253 |
| Interest expense on subordinated debt | (193) | (355) |
| Net (loss) income available to common shareholders | $ (26,511) | $ 2,898 |

| Statements of Cash Flows | 2009 | 2008 |
|---|---|---|
| Cash Flow From Operating Activities: | | |
| Net (loss) income available to common shareholders | $ (26,511) | $ 2,898 |
| Less: equity in undistributed (losses) earnings of the bank subsidiary | 26,318 | (3,253) |
| (Decrease) increase in other liabilities | (12) | 31 |
| Net cash used in operating activities | (205) | (324) |
| Cash Flow From Investing Activities: | | |
| Proceeds from issuance of preferred stock downstreamed to subsidiary | -- | (11,300) |
| Net cash used in investment activities | -- | (11,300) |
| Cash Flow From Financing Activities | | |
| Proceeds from exercise of stock options, net | 481 | 330 |
| Fractional shares paid in cash | -- | (4) |
| Proceeds from issuance of subordinated debt | -- | -- |
| Proceeds from issuance of preferred stock | -- | 11,300 |
| Cash dividend from subsidiary | 320 | 2,042 |
| Cash dividend paid on preferred stock | (505) | -- |
| Purchase of outstanding stock; placed in treasury | -- | (1,806) |
| Net cash provided by financing activities | 296 | 11,892 |
| | | |
| Cash and cash equivalents at beginning of period | 238 | -- |
| Cash and cash equivalents at the end of period | $ 91 | $ 238 |

## NOTE 20 - Recent Accounting Pronouncements

***FASB ASC Topic 860***

In October 2009, the FASB issued ASC Topic 860, "*Transfers and Servicing – Accounting for Transfers of Financial Assets.*" This update amends the ASC for the issuance of FASB Statement No. 166, "*Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140.*" The amendments in this update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This update is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. Early application is not permitted. The Company does not expect the adoption of this pronouncement to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

***FASB ASC Topic 810***

In October 2009, the FASB issued ASU Topic 810, "*Consolidations – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.*" This update amends the Codification for the issuance of FASB Statement No. 167, "*Amendments to FASB Interpretation No. 46(R).*" The amendments in this update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. This update is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. Early application is not permitted. The Company does not expect the adoption of this pronouncement to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

***FASB ASC Topic 825***

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 825, "*Financial Instruments,*" which amends previous Topic 825 guidance to require disclosures about fair value of financial instruments in interim as well as annual financial statements. This pronouncement is effective for periods ending after June 15, 2009. Accordingly, the Company adopted these provisions of FASB ASC Topic 825 on March 29, 2009. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. However, these provisions of FASB ASC Topic 825 resulted in additional disclosures with respect to the fair value of the Company's financial instruments. See Note 14, *Fair Value Measurements,* for these additional disclosures.

***FASB ASC Topic 320***

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 320, "*Investments — Debt and Equity Securities*" and Topic 325 "*Investments — Other,*" which is designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. The pronouncement is effective for periods ending after June 15, 2009. Accordingly, the Company adopted this pronouncement on March 29, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. However, the provisions of FASB ASC Topic 320 resulted in additional disclosures with respect to the fair value of the Company's investments with unrealized losses that are not deemed other-than-temporarily impaired. See Note 14, *Fair Value Measurements,* for these additional disclosures.

***FASB ASC Topic 820***

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 820, "*Fair Value Measurements and Disclosures.*" This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The pronouncement is effective for periods ending after June 15, 2009. Accordingly, the Company adopted this pronouncement on March 29, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. However, the provisions of FASB ASC Topic 320 resulted in additional disclosures with respect to the fair value of the Company's investments with unrealized losses that are not deemed other-than-temporarily impaired. See Note 14, *Fair Value Measurements,* for these additional disclosures.

**NOTE 21 - Selected Quarterly Financial Data (Unaudited)**

The following tables are a summary of certain quarterly financial data for the years ended December 31, 2009 and 2008, respectively.

| | 2009 Quarter Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (dollars in thousands, except per share data) | | | |
| Interest income | $ 7,009 | $ 6,533 | $ 6,651 | $ 6,186 |
| Interest expense | 2,286 | 2,207 | 1,935 | 1,751 |
| Net interest income | 4,723 | 4,326 | 4,716 | 4,435 |
| Provision for loan losses | 3,135 | 316 | 1,058 | 1,705 |
| Net interest income after provision for loan losses | 1,588 | 4,010 | 3,658 | 2,730 |
| Non-interest income | 2,166 | 894 | 1,466 | 531 |
| Non-interest expense | 4,045 | 30,950 | 4,068 | 4,636 |
| (Loss) income before income taxes | (291) | (26,046) | 1,056 | (1,375) |
| Income tax (benefit) expense | (601) | 258 | 136 | (681) |
| Net income (loss) | $ 310 | $ (26,304) | $ 920 | $ (694) |
| Preferred stock dividend | 141 | 142 | 141 | 141 |
| Preferred stock discount amortization | 44 | 44 | 45 | 45 |
| Net income (loss) available to common shareholders | $ 125 | $ (26,490) | $ 734 | $ (880) |
| Earnings (loss) per common share: | | | | |
| Basic | $ 0.01 | $ (2.92) | $ 0.08 | $ (0.10) |
| Diluted | $ 0.01 | $ (2.92) | $ 0.08 | $ (0.10) |
| Weighted average shares outstanding: | | | | |
| Basic | 9,027,282 | 9,108,068 | 9,192,514 | 9,220,655 |
| Diluted | 9,000,531 | 9,108,068 | 9,000,531 | 9,220,655 |

| | 2008 Quarter Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (dollars in thousands, except per share data) | | | |
| Interest income | $ 7,252 | $ 7,023 | $ 7,428 | $ 7,383 |
| Interest expense | 3,092 | 2,544 | 2,469 | 2,559 |
| Net interest income | 4,160 | 4,479 | 4,959 | 4,824 |
| Provision for loan losses | 65 | 81 | 253 | 920 |
| Net interest income after provision for loan losses | 4,095 | 4,398 | 4,706 | 3,904 |
| Non-interest income | 613 | 539 | 845 | 735 |
| Non-interest expense | 3,823 | 3,876 | 3,990 | 3,948 |
| Income before income taxes | 885 | 1,061 | 1,561 | 691 |
| Income tax expense | 304 | 350 | 536 | 98 |
| Net income | $ 581 | $ 711 | $ 1,025 | $ 593 |
| Preferred stock dividend | -- | -- | -- | 12 |
| Net income available to common shareholders | $ 581 | $ 711 | $ 1,025 | $ 581 |
| Earnings per share: | | | | |
| Basic | $ 0.06 | $ 0.08 | $ 0.11 | $ 0.06 |
| Diluted | $ 0.06 | $ 0.07 | $ 0.11 | $ 0.06 |
| Weighted average shares outstanding: | | | | |
| Basic | 9,165,344 | 9,116,813 | 9,074,977 | 9,012,650 |
| Diluted | 9,569,088 | 9,549,876 | 9,504,798 | 9,351,516 |

**INDEX OF EXHIBITS**

| Exhibit No. | Description of Exhibit |
|---|---|
| 2.1 | Plan of Acquisition of all of the outstanding stock of Monmouth Community Bank by Central Jersey Bancorp (formerly Monmouth Community Bancorp) (the "Registrant"), entered into as of March 16, 2000 by Monmouth Community Bank and the Registrant (Incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002). |
| 2.2 | Agreement and Plan of Acquisition, dated as of June 30, 2004, by and between the Registrant and Allaire Community Bank ("Allaire"): Upon the request of the Securities and Exchange Commission (the "SEC"), the Registrant agrees to furnish a copy of Exhibit A – Voting Agreement of Allaire Stockholders and Voting Agreement of the Registrant's Shareholders; Exhibit B – Allaire Affiliate Agreement, Exhibit C – Opinion of Giordano, Halleran & Ciesla, P.C., as counsel to the Registrant, and Exhibit D – Opinion of Frieri Conroy & Lombardo, LLC, as counsel to Allaire, and the following Schedules: Schedule 1.10(a) – Composition of the Registrant's Board of Directors; Schedule 1.10(b) – Composition of Allaire and Monmouth Community Bank Boards of Directors; Schedule 1.10(c) - Executive Officers of the Registrant, Allaire and Monmouth Community Bank; Schedule 3.02(a) – Stock Options (Allaire); Schedule 3.02(b) – Subsidiaries (Allaire); Schedule 3.08 – Absence of Changes or Events (Allaire); Schedule 3.09 – Loan Portfolio (Allaire); Schedule 3.10 – Legal Proceedings (Allaire); Schedule 3.11 – Tax Information (Allaire); Schedule 3.12(a) – Employee Benefit Plans (Allaire); Schedule 3.12(b) – Defined Benefit Plans (Allaire); Schedule 3.12(h) – Payments or Obligations (Allaire); Schedule 3.12(m) – Grantor or "Rabbi" Trusts (Allaire); Schedule 3.12(n) – Retirement Benefits (Allaire); Schedule 3.13(c) – Buildings and Structures (Allaire); Schedule 3.14(a) – Real Estate (Allaire); Schedule 3.14(b) – Leases (Allaire); Schedule 3.16(a) – Material Contracts (Allaire); Schedule 3.16(c) – Certain Other Contracts (Allaire); Schedule 3.16(d) – Effect on Contracts and Consents (Allaire); Schedule 3.18 – Registration Obligations (Allaire); Schedule 3.20 – Insurance (Allaire); Schedule 3.21(b) – Benefit or Compensation Plans (Allaire); Schedule 3.21(d) – Labor Relations (Allaire); Schedule 3.22 – Compliance with Applicable Laws (Allaire); Schedule 3.23 – Transactions with Management (Allaire); Schedule 3.25 – Deposits (Allaire); Schedule 4.02(a) – Stock Options (Registrant); Schedule 4.02(b) – Subsidiaries (Registrant); Schedule 4.08 – Absence of Changes or Events (Registrant); Schedule 4.09 – Loan Portfolio (Registrant); Schedule 4.10 – Legal Proceedings (Registrant); Schedule 4.11 – Tax Information (Registrant); Schedule 4.12(a) – Employee Benefit Plans (Registrant); Schedule 4.12(b) – Defined Benefit Plans (Registrant); Schedule 4.12(g) – Payments or Obligations (Registrant); Schedule 4.12(l) – Grantor or "Rabbi" Trusts (Registrant); Schedule 4.12(m) – Retirement Benefits (Registrant); Schedule |

4.13(c) – Buildings and Structures; (Registrant) Schedule 4.14(a) and 4.14(b) – Real Estate and Leases (Registrant); Schedule 4.16(a) – Material Contracts (Registrant); Schedule 4.16(c) – Certain Other Contracts (Registrant); Schedule 4.16(d) – Effect on Contracts and Consents (Registrant); Schedule 4.18 – Registration Obligations (Registrant); Schedule 4.20 – Insurance (Registrant); Schedule 4.21(b) – Benefit or Compensation Plans (Registrant); Schedule 4.21(d) – Labor Relations (Registrant); Schedule 4.22 – Compliance with Applicable Laws (Registrant); Schedule 4.23 – Transactions with Management (Registrant); Schedule 4.25 – Deposits (Registrant); Schedule 6.18(a) – Notice of Deadlines (Allaire); and Schedule 6.18(b) – Notice of Deadlines (Registrant) (Incorporated by reference to Exhibit 2.2 to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 filed with the SEC on August 16, 2004).

| | |
|---|---|
| 2.3.1 | Agreement and Plan of Merger, dated as of May 26, 2009, between OceanFirst Financial Corp. and the Registrant (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, dated May 26, 2009 and filed with the SEC on May 27, 2009). |
| 2.3.2 | Termination Agreement, dated December 17, 2009, between OceanFirst Financial Corp. and the Registrant (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, dated December 18, 2009 and filed with the SEC on that same date). |
| 3.1 | Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, dated December 23, 2008 and filed with the SEC on December 31, 2008). |
| 3.2 | Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, dated December 23, 2008 and filed with the SEC on December 31, 2008). |
| 3.3 | By-laws of the Registrant, as amended and restated on January 1, 2005 (Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the SEC on March 31, 2005). |
| 4.1 | Specimen certificate representing the Registrant's common stock, par value $0.01 per share (Incorporated by reference to Exhibit 4 to Amendment No. 1 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002). |
| 4.2 | Warrant to Purchase Common Stock, dated December 23, 2008 (Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated December 23, 2008 and filed with the SEC on December 31, 2008). |

| | |
|---|---|
| 10.1 | Registrant's Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002). |
| 10.2 | Indenture between Registrant and Wilmington Trust Company, dated March 25, 2004 (Incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2003, filed with the SEC on March 30, 2004). |
| 10.3 | Amended and Restated Declaration of Trust of MCBK Capital Trust I, dated March 25, 2004 (Incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2003, filed with the SEC on March 30, 2004). |
| 10.4 | Guarantee Agreement by Registrant and Wilmington Trust Company, dated March 25, 2004 (Incorporated by reference to Exhibit 12 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2003, filed with the SEC on March 30, 2004). |
| 10.5* | Amended and Restated Change of Control Agreement, dated December 23, 2008, by and between James S. Vaccaro and Central Jersey Bancorp (Incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, dated December 23, 2008 and filed with the SEC on December 31, 2008). |
| 10.6* | Amended and Restated Change of Control Agreement, dated December 23, 2008, by and between Robert S. Vuono and Central Jersey Bancorp (Incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, dated December 23, 2008 and filed with the SEC on December 31, 2008). |
| 10.7* | Second Amended and Restated Change of Control Agreement, dated March 29, 2010, by and between Anthony Giordano III and Central Jersey Bancorp. |
| 10.8* | Senior Executive Officer Agreement, dated December 19, 2008, by and between James S. Vaccaro and Central Jersey Bancorp (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, dated December 23, 2008 and filed with the SEC on December 31, 2008). |
| 10.9* | Senior Executive Officer Agreement, dated December 19, 2008, by and between Robert S. Vuono and Central Jersey Bancorp (Incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, dated December 23, 2008 and filed with the SEC on December 31, 2008). |
| 10.10* | Senior Executive Officer Agreement, dated December 19, 2008, by and between Anthony Giordano III and Central Jersey Bancorp (Incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, dated December 23, 2008 and filed with the SEC on December 31, 2008). |

| | |
|---|---|
| 10.11 | Registrant's 2005 Equity Incentive Plan (Incorporated by reference to exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and filed with the SEC on May 16, 2005). |
| 10.12 | Letter Agreement, dated December 23, 2008, including the Securities Purchase Agreement – Standard Terms attached thereto, by and between the U.S. Department of the Treasury and the Registrant (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated December 23, 2008 and filed with the SEC on December 31, 2009). |
| 14.1 | Chief Executive and Senior Financial Officer Code of Ethics (Incorporated by reference to Exhibit 14.1 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2003 and filed with the SEC on March 30, 2004). |
| 21.1 | Subsidiaries of the Registrant. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Section 302 Certification of Chief Executive Officer. |
| 31.2 | Section 302 Certification of Chief Financial Officer. |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350. |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350. |
| 99.1 | Certification of Principal Executive Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008 and 31 CFR 30.15. |
| 99.2 | Certification of Principal Financial Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008 and 31 CFR 30.15. |

-----------------------------------------------

*Constitutes a management contract.

**EXHIBIT 21.1**

## SUBSIDIARIES OF CENTRAL JERSEY BANCORP

| Name of Subsidiary | State of Incorporation |
| --- | --- |
| Central Jersey Bank, National Association | New Jersey |
| MCBK Capital Trust I | Delaware |
| CJB Investment Company[1] | New Jersey |
| Central Delaware Investment Co.[2] | Delaware |

[1] A wholly-owned subsidiary of Central Jersey Bank, N.A.

[2] A wholly-owned subsidiary of CJB Investment Company.

## Consent of Independent Registered Public Accounting Firm

Central Jersey Bancorp
Oakhurst, New Jersey

We hereby consent to the incorporation by reference in the Registration Statements No. 333-100893, No. 333-122468, No. 333-125658 and No. 333-144096 on Form S-8 and No. 333-131640 and No. 333-156878 on Form S-3 of Central Jersey Bancorp of our report dated March 30, 2010, relating to the consolidated financial statements of Central Jersey Bancorp, appearing in Central Jersey Bancorp's Annual Report on Form 10-K for the year ended December 31, 2009.

/s/ ParenteBeard LLC

ParenteBeard LLC
Malvern, Pennsylvania
March 30, 2010

**EXHIBIT 31.1**

## CERTIFICATION

I, James S. Vaccaro, certify that:

1. I have reviewed this annual report on Form 10-K of Central Jersey Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2010

/s/ James S. Vaccaro
James S. Vaccaro
Chairman, President and Chief Executive Officer

**EXHIBIT 31.2**

**CERTIFICATION**

I, Anthony Giordano, III, certify that:

1. I have reviewed this annual report on Form 10-K of Central Jersey Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2010

/s/ Anthony Giordano, III
Anthony Giordano, III
Senior Executive Vice President,
Chief Financial Officer,
Treasurer and Assistant Secretary

**EXHIBIT 32.1**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER**
**PURSUANT TO 18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Central Jersey Bancorp (the "Company") on Form 10-K for the year ended December 31, 2009 (the "Report"), I, James S. Vaccaro, President and Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. §78m or 78o(d), and,

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 30, 2010

/s/ James S. Vaccaro
James S. Vaccaro
Chairman, President and Chief
Executive Officer

**EXHIBIT 32.2**

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Central Jersey Bancorp (the "Company") on Form 10-K for the year ended December 31, 2009 (the "Report"), I, Anthony Giordano, III, Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of the Company, do hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. §78m or 78o(d), and,

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 30, 2010

/s/ Anthony Giordano, III
Anthony Giordano, III
Senior Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

**EXHIBIT 99.1**

**CERTIFICATION OF**
**PRINCIPAL EXECUTIVE OFFICER**

I, James S. Vaccaro, certify, based on my knowledge, that:

(i) The compensation committee of Central Jersey Bancorp (the "Company") has discussed, reviewed, and evaluated with senior risk officers at least every six months during the period beginning on the later of September 14, 2009, or ninety days after the closing date of the agreement between the Company and Treasury and ending with the last day of the Company's fiscal year containing that date (the "Applicable Period"), senior executive officer ("SEO") compensation plans and the employee compensation plans and the risks these plans pose to the Company;

(ii) The compensation committee of the Company has identified and limited during the Applicable Period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of the Company, and during the Applicable Period has identified any features of the employee compensation plans that pose risks to the Company and has limited those features to ensure that the Company is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during the Applicable Period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of the Company to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of the Company will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of the Company will provide a narrative description of how it limited during any part of the most recently completed fiscal year that included a TARP period the features in (A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of the Company; (B) employee compensation plans that unnecessarily expose the Company to risks; and (C) employee compensation plans that could encourage the manipulation of reported earnings of the Company to enhance the compensation of an employee;

(vi) The Company has required that bonus payments, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), of the SEOs and twenty next most highly compensated employees be subject to a recovery or ''clawback'' provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) The Company has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to an SEO or any of the next five most highly compensated employees during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date;

(viii) The Company has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date;

(ix) The board of directors of the Company has established an excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, by the later of September 14, 2009, or ninety days after the closing date of the agreement between the Company and Treasury; this policy has been provided to Treasury and its primary regulatory agency; the Company and its employees have complied with this policy during the Applicable Period; and any expenses that, pursuant to this policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) The Company will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date;

(xi) The Company will disclose the amount, nature, and justification for the offering during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) The Company will disclose whether the Company, the board of directors of the Company, or the compensation committee of the Company has engaged during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) The Company has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date;

(xiv) The Company has substantially complied with all other requirements related to employee compensation that are provided in the agreement between the Company and Treasury, including any amendments;

(xv) The Company has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year and the most recently completed fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

Dated: March 30, 2010

/s/ James S. Vaccaro
James S. Vaccaro
Chairman, President and Chief
Executive Officer

**EXHIBIT 99.2**

**CERTIFICATION OF**
**PRINCIPAL FINANCIAL OFFICER**

I, Anthony Giordano, III, certify, based on my knowledge, that:

(i) The compensation committee of Central Jersey Bancorp (the "Company") has discussed, reviewed, and evaluated with senior risk officers at least every six months during the period beginning on the later of September 14, 2009, or ninety days after the closing date of the agreement between the Company and Treasury and ending with the last day of the Company's fiscal year containing that date (the "Applicable Period"), senior executive officer ("SEO") compensation plans and the employee compensation plans and the risks these plans pose to the Company;

(ii) The compensation committee of the Company has identified and limited during the the Applicable Period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of the Company, and during the Applicable Period has identified any features of the employee compensation plans that pose risks to the Company and has limited those features to ensure that the Company is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed at least every six months during the Applicable Period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of the Company to enhance the compensation of an employee and has limited any such features;

(iv) The compensation committee of the Company will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of the Company will provide a narrative description of how it limited during any part of the most recently completed fiscal year that included a TARP period the features in (A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of the Company; (B) employee compensation plans that unnecessarily expose the Company to risks; and (C) employee compensation plans that could encourage the manipulation of reported earnings of the Company to enhance the compensation of an employee;

(vi) The Company has required that bonus payments, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), of the SEOs and twenty next most highly compensated employees be subject to a recovery or ''clawback'' provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) The Company has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to an SEO or any of the next five most highly compensated employees during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date;

(viii) The Company has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date;

(ix) The board of directors of the Company has established an excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, by the later of September 14, 2009, or ninety days after the closing date of the agreement between the Company and Treasury; this policy has been provided to Treasury and its primary regulatory agency; the Company and its employees have complied with this policy during the Applicable Period; and any expenses that, pursuant to this policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) The Company will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date;

(xi) The Company will disclose the amount, nature, and justification for the offering during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) The Company will disclose whether the Company, the board of directors of the Company, or the compensation committee of the Company has engaged during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) The Company has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the period beginning on the later of the closing date of the agreement between the Company and Treasury or June 15, 2009 and ending with the last day of the Company's fiscal year containing that date;

(xiv) The Company has substantially complied with all other requirements related to employee compensation that are provided in the agreement between the Company and Treasury, including any amendments;

(xv) The Company has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year and the most recently completed fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

Dated: March 30, 2010

/s/ Anthony Giordano, III
Anthony Giordano, III
Senior Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

[This Page Intentionally Blank]

[This Page Intentionally Blank]

## BOARD OF DIRECTORS OF CENTRAL JERSEY BANCORP AND CENTRAL JERSEY BANK, N.A.

James G. Aaron, Esq.

Mark R. Aikins, Esq.

John A. Brockriede

George S. Callas

Paul A. Larson, Jr.

John F. McCann

Carmen M. Penta, CPA

Mark G. Solow

James S. Vaccaro
*Chairman, President*
*Chief Executive Officer*

Robert S. Vuono
*Sr. Executive Vice President*
*Chief Operating Officer*
*Secretary*

## OFFICERS OF CENTRAL JERSEY BANCORP

James S. Vaccaro
*Chairman, President*
*Chief Executive Officer*

Robert S. Vuono
*Sr. Executive Vice President*
*Chief Operating Officer*
*Secretary*

Anthony Giordano, III
*Sr. Executive Vice President*
*Chief Financial Officer/Treasurer*
*Assistant Secretary*

## OFFICERS OF CENTRAL JERSEY BANK, N.A.

James S. Vaccaro
*Chairman, President*
*Chief Executive Officer*

Robert S. Vuono
*Sr. EVP, Secretary*
*Chief Operating Officer*

Anthony Giordano, III
*Sr. EVP, CFO/Treasurer*
*Assistant Secretary*

Robert K. Wallace
*EVP, Sr. Commercial Lending Officer*

Lisa A. Borghese
*SVP, Commercial Lending*

Peter A. Cappello, Jr.
*SVP, Sr. Risk/Credit Officer*

Luke R. Caverly
*SVP, Commercial Lending*

Gail M. Corrigan
*SVP, Human Resources*

Andrew M. Glatz
*SVP, Sr. SBA Lender*

Robert A. Hart
*SVP, Sr. Consumer Lender*

Nancy L. Malinconico
*SVP, Retail Operations/Compliance*
*BSA Officer/Security Officer*

David A. O'Connor
*SVP, Business Development*
*Remote Deposit Capture*
*Services Officer*

Lauren S. Bell
*VP, Controller*

Denise M. Goldstein
*VP, Marketing/Training*

Katherine A. King
*VP, Business Development/Lending*

Donna A. McBain
*VP, Audit*

Mary L. Meier
*VP, Deposit Operations*

Sally J. Troth
*VP, Loan Operations/Assist. Secretary*

Jeffrey T. Zatta
*VP, SBA Lending*

Kathleen M. Chennells
*AVP, Commercial Lending*

Christine Germann
*AVP, Loan Administration*

Michele Hansen
*AVP, Operations*

Richard W. Korman
*AVP, Credit Analysis*

Matthew T. Boyle
*AC, Credit Analysis*

David L. Clerkin, Jr.
*AC, SBA Lending*

Sabrina R. Reid
*AC, Information Technology*

Susan A. Sauickle
*AC, Consumer Lending*

Stefani D. Ackerman
*VP, Branch Manager*

Patricia M. Binkowski
*VP, Branch Manager*

Raymond A. Bloetjes
*VP, Branch Manager*

Kenneth J. Borrelli
*VP, Branch Manager*

Angela Crosio
*VP, Branch Manager*

Carol A. Feldman
*VP, Branch Manager*

Caroline E. Glynn
*VP, Branch Manager*

Karen E. Mastria
*VP, Branch Manager*

Anne G. Summers
*VP, Branch Manager*

Linda L. Talbot
*VP, Branch Manager*

Jerome J. Zaleski
*VP, Branch Manager*

Kimberly L. Ball
*AVP, Branch Manager*

John J. Gambardella
*AC, Branch Manager*

Donna M. Denardo
*AC, Assistant Branch Manager*

Marion E. Legier
*AC, Assistant Branch Manager*

Grace Ann Shivers
*AC, Assistant Branch Manager*

Nancy E. Steck
*AC, Assistant Branch Manager*

## ADVISORY BOARDS

**Long Branch:**
Gregory T. Aikins
Marci Ansell
Mary Ann Becker
Anthony Camassa
Michael A. Irene Jr., Esq.
Jacob L. Jones
Todd Katz
Edward Lefkowitz
Edwin B. Lennon, Jr.
Kenneth F. LePosa
Vito Morgano
Edward Moses
Alfred Peskoe
Steven C. Rubin, Esq.
Alexis Tucci, Esq.
Howard Walter
Joseph Wenning
Alan C. Winters

**Sea Girt:**
Stephen T. Barry
Philip J. Beisel
James B. Berg
Allen A. Bessemer
Denis Campbell
Peter Cancro
Don Corson, Sr.
James M. Foglio
Richard Gardner
Barry Jost
James Maggs, Esq.
Roger McLaughlin, Esq.
Timothy Middleton, Esq.
Christopher Rice
Cosmo J. Scardino
Philip C. Schwier
James White

**Bradley Beach:**
Salvatore Scafidi
Dorothy A. Wilson, CPA
Nestor Winters, Esq.

**Point Pleasant:**
Kirk Larson
W. David Tranger

**Southern Regional:**
John Antonides
Warren G. Beyer
Christine Brown, CPA
John A. Camassa, Esq.
Susan Careatti
Robert Faccone, Esq.
Michael D. Fitzgerald, Esq.
C. Gavin Gatta
Alan P. Hilla, Sr.
Vincent Hirsch
James T. Sabatis, Esq.

**Manasquan:**
Peter J. Broege
George Dempsey
Robert F. Laird

**Little Silver Regional:**
Mitchell Ansell, Esq.
James E. Berube, Jr., Esq.
John Caruso
Scott Caruso
Neil Guiney
Frank Monteforte
James Pavlis
Frank Santangelo

**Neptune City:**
Marilyn Koczan
Judy Larrison
Rev. Vernon McGowen, Jr.
Janice Sweeney
Jon Zschiegner

## STOCK TRANSFER AGENT

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

## INDEPENDENT AUDITORS

ParenteBeard LLC
1200 Atwater Drive
Suite 225
Malvern, PA 19355

## SHAREHOLDER INQUIRIES

Anthony Giordano, III
Sr. EVP/CFO/Treasurer
Central Jersey Bancorp
1903 Highway 35
Oakhurst, NJ 07755
(732) 663-4000
(732) 663-4003 (fax)

## CORPORATE COUNSEL

Giordano, Halleran & Ciesla
125 Half Mile Road, Ste. 300
Red Bank, NJ 07701

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Stockross Financial Services, Inc.


BRANCH
LOCATIONS
Little Silver
Long Branch
Ocean Township
Ocean Grove
Bradley Beach
Neptune City
Belmar
Spring Lake Heights
Sea Girt
Manasquan
Point Pleasant
Monmouth County
Ocean County

**ADMINISTRATIVE OFFICES**
1903 Highway 35 • Oakhurst, NJ 07755 • (732) 663-4000 • (732) 663-4003 (fax)

**SBA Lending**
(732) 663-4016
(732) 663-4007 (fax)

**Consumer Lending**
(732) 663-4017
(732) 663-4007 (fax)

**Residential Mortgages**
(609) 868-4659

**BRANCH LOCATIONS**

611 Main Street
Belmar, NJ 07719
(732) 280-5400
(732) 280-9565 (fax)

501 Main Street
Bradley Beach, NJ 07720
(732) 775-0600
(732) 775-6987 (fax)

700 Branch Avenue
Little Silver, NJ 07739
(732) 933-3500
(732) 933-3504 (fax)

627 Second Avenue
Long Branch, NJ 07740
(732) 571-1300
(732) 571-1037 (fax)

444 Ocean Boulevard
Long Branch, NJ 07740
(732) 870-0004
(732) 870-3076 (fax)

155 Main Street
Manasquan, NJ 08736
(732) 292-1577
(732) 292-1585 (fax)

Shop Rite Plaza
2445 Highway 34
Manasquan, NJ 08736
(732) 528-4850
(732) 528-4916 (fax)

Shark River Plaza
300 West Sylvania Avenue
Route 33
Neptune City, NJ 07753
(732) 774-3636
(732) 774-4934 (fax)

61 Main Avenue
Ocean Grove, NJ 07756
(732) 775-0100
(732) 775-8645 (fax)

1903 Highway 35
Oakhurst, NJ 07755
(732) 663-4004
(732) 663-4005 (fax)

2201 Bridge Avenue
Point Pleasant, NJ 08742
(732) 899-0888
(732) 899-4125 (fax)

2200 Highway 35
Sea Girt, NJ 08750
(732) 292-1600
(732) 292-3086 (fax)

700 Allaire Road
Spring Lake Heights, NJ 07762
(732) 974-9800
(732) 974-9822 (fax)

For additional information on our branches, please visit our web site www.cjbna.com


CENTRAL JERSEY BANCORP

1903 Highway 35
Oakhurst, NJ 07755
(732) 663.4000
www.cjbna.com

# Central Jersey Bancorp Press Release

## Central Jersey Bancorp Reports Significant Increase in Operating Results for First Quarter of 2010

**OAKHURST, NEW JERSEY, April 28, 2010 (NASDAQ Global Market: CJBK):**
Central Jersey Bancorp, the parent company of Central Jersey Bank, N.A., reported net income and net income available to common shareholders of $740,000 and $554,000, respectively, for the three months ended March 31, 2010, as compared to $310,000 and $125,000, respectively, for the same period in 2009. The operating results for the three months ended March 31, 2010 represent increases over the same period in 2009 of $430,000, or 139%, and $429,000, or 343%, for net income and net income available to common shareholders, respectively. The net income available to common shareholders figure takes into account $141,250 in preferred stock dividends paid to the U.S. Department of the Treasury as part of the Capital Purchase Program ("CPP") and $45,000 in related preferred stock discount accretion during the three months ended March 31, 2010. The comparative increase in net income for the three months ended March 31, 2010 is primarily attributable to Central Jersey Bancorp not having to record a provision for loan losses during the three months ended March 31, 2010, as compared to recording a $3.1 million provision for loan losses during the three months ended March 31, 2009. There was no required provision for loan losses due primarily to an $8.6 million decrease in gross loan balances from December 31, 2009 and the net risk rating upgrade of certain commercial loans resulting from improved asset quality trends. The absence of a first quarter 2010 loan loss provision was somewhat offset, on a comparative basis, by no gains on the sale of securities available-for-sale during the three months ended March 31, 2010, as compared to $1.8 million of gains recorded during the three months ended March 31, 2009. Basic and diluted earnings per common share for the three months ended March 31, 2010 and 2009 were both $0.06 and $0.01, respectively.

Commenting on the first quarter of 2010, James S. Vaccaro, Chairman, President and CEO of Central Jersey Bancorp stated, "The positive earnings comparisons reported for the first quarter of 2010 gives rise to cautious optimism. Core operating results are healthier than we have seen in some time as margin expansion takes hold and credit costs become more normalized." Mr. Vaccaro further explained, "While the economic environment continues to present formidable challenges, Central Jersey Bancorp's earnings progress is satisfying. Additionally, continued diligence in the entire discipline of Asset Quality Management has resulted in two consecutive quarters of positive delinquency/classified/criticized asset trends. Expense control, another area of significant focus, resulted in a modest reduction in year-over-year non-interest expenses despite a $132,000 increase in FDIC deposit insurance premiums. We are anticipating that the balance of 2010 will be characterized by continued debate regarding the recession/recovery issue and understand that the local economy is, at best, fragile."

### Results of Operations

Net interest income was $4.7 million for both the three months ended March 31, 2010 and 2009. Net interest income for the three months ended March 31, 2010 and 2009 was comprised primarily of $5.2 million and $5.0 million, respectively, in interest and fees on loans, $795,000 and $1.9 million, respectively, in interest on investment securities and $56,000 and $33,000, respectively, in interest income on federal funds sold and due from banks, less interest expense on deposits of $1.2 million and $2.0 million, respectively, interest expense on borrowed funds of $153,000 and $247,000, respectively, and interest expense on subordinated debentures of $39,000 and $57,000, respectively.

For the three months ended March 31, 2010, the average yield on interest-earning assets was 4.21% as compared to 5.87% for the same period in 2009. The average cost of deposits and interest-bearing liabilities for the three months ended March 31, 2010 was 1.28%, as compared to an average cost of 2.66% for the same period in 2009. The decrease in the average yield on interest-earning assets for the three months ended March 31, 2010 was primarily due to significantly higher federal funds sold balances at an average yield of 19 basis points and lower reinvestment yields on cash flows derived from maturing and amortizing investment securities. The decrease in the average cost of deposits and interest-bearing liabilities for the three months ended March 31, 2010 was primarily due to across-the-board reductions in deposit rates, which were reflective of the local banking market. The average net interest margin for the three months ended March 31, 2010 was 3.49%, as compared to 3.53% for the same period in 2009. On a linked quarter basis, net interest margin increased by 30 basis points from 3.19% during the fourth quarter of 2009 to the current 3.49% level.

For the three months ended March 31, 2010, there was no provision for loan losses, as compared to $3.1 million for the same period in 2009. A provision for loan losses was not required for the three months ended March 31, 2010, due primarily to an $8.6 million decrease in gross loan balances from December 31, 2009 and the net risk rating upgrade of certain commercial loans resulting from improved asset quality trends. The recorded provision for loan losses for the three months ended March 31, 2009 was due to the credit deterioration of certain commercial loans as a result of the rapid decline of general economic conditions.

Non-interest income, which consists of service charges on deposit accounts, income from bank owned life insurance, gains on the sale of investment securities available-for-sale, and other income, was $393,000 for the three months ended March 31, 2010, as compared to $2.2 million for the same period in 2009. Of this amount, there were no gains on the sale of investment securities available-for-sale for the three months ended March 31, 2010, as compared to a $1.8 million gain on the sale of investment securities available-for-sale for the same period in 2009.

Non-interest expense remained consistent at $4.0 million for both the three months ended March 31, 2010 and 2009. Non-interest expense generally includes costs associated with employee salaries and benefits, occupancy expenses, data processing fees, FDIC insurance premiums, core deposit intangible amortization and other operating expenses.

**Financial Condition**

Central Jersey Bancorp's assets, at March 31, 2010, totaled $571.3 million, a decrease of $6.4 million, or 1.1%, from the December 31, 2009 total of $577.7 million. The decrease in total assets was due primarily to an $8.6 million decrease in gross loan balances from December 31, 2009.

Cash and cash equivalents were $57.0 million at March 31, 2010, a decrease of $21.3 million from the December 31, 2009 total of $78.3 million. The decrease in liquidity is due primarily to the timing of cash flows related to Central Jersey Bank, N.A.'s business activities and the purchase of investment securities effected during the first quarter of 2010.

Investment securities totaled $128.7 million at March 31, 2010, an increase of $24.5 million, or 23.5%, over the December 31, 2009 total of $104.2 million. The increase was primarily due to the purchase of $26.0 million of government-sponsored agency securities held-to-maturity, $5.5 million of mortgage-backed securities held-to-maturity, $15.0 million of government-sponsored agency securities available-for-sale, and $356,000 of municipal bond and note obligations. These purchases were partly offset by maturities and calls of $10.0 million of government-sponsored agency securities available-for-sale, $8.4 million of municipal bond and note obligations and $383,000 of mortgage-backed securities held-to-maturity and principal paydowns of $4.0 million for the three months ended March 31, 2010. In addition, at March 31, 2010, the net change of the unrealized gain on available-for-sale securities increased by $408,000 from $1.6 million on December 31, 2009 to $2.0 million on March 31, 2010.

Loans, net of the allowance for loan losses, totaled $361.2 million at March 31, 2010, a decrease of $8.3 million, or 2.3%, from the $369.5 million balance at December 31, 2009. Gross loans totaled $370.5 million at March 31, 2010, a decrease of $8.6 million, or 2.3%, from the $379.1 million balance at December 31, 2009. The decrease in loan balances was due primarily to principal pay downs of commercial real estate loans, consumer home equity loans and lines of credit during the period. Organic balance sheet growth is challenging as quality incremental loan volume is somewhat constrained by overall sluggish economic activity.

Deposits, at March 31, 2010, totaled $456.1 million, a decrease of $11.8 million, or 2.5%, from the December 31, 2009 total of $467.9 million. The decrease in deposit balances was reflective of decreases in public fund deposits.

Borrowings were $45.6 million at March 31, 2010, as compared to $47.6 million at December 31, 2009, a decrease of $2.0 million, or 4.2%. The decrease was primarily due to a decrease in overnight borrowings of $10.0 million offset by growth in the sweep account for business customers of $8.1 million.

At March 31, 2010, book value per common share and tangible book value per common share were $4.89 and $4.79 respectively, as compared to $4.76 and $4.65, respectively, at December 31, 2009.

**Asset Quality**

- Troubled asset trends continued to improve in most areas as delinquencies, which totaled $7.0 million at March 31, 2010, decreased by $679,000, or 8.8%, on a linked quarter basis, from the $7.7 million total reported at December 31, 2009. The decrease was due primarily to the payoff of a previously delinquent loan totaling $753,000. From the recorded highpoint of $13.2 million at September 30, 2009, total delinquencies have decreased by $6.2 million, or 47.0%, as of March 31, 2010.
- Non-accrual loans increased by $220,000, or 2.5%, on a linked quarter basis, from $7.9 million at December 31, 2009 to $8.1 million at March 31, 2010. The increase was primarily due to the addition of one loan totaling $400,000 to non-accrual status, which was partly offset by the charge-off of one loan totaling $200,000. From the highpoint of $8.5 million at June 30, 2009, total non-accrual loans have decreased by $427,000, or 5.0%, as of March 31, 2010.
- The aggregate of total delinquencies, non-accrual loans, and Other Real Estate Owned ("OREO") decreased by $459,000, or 2.8%, on a linked quarter basis, from $16.6 million at December 31, 2009 to $16.2 million at March 31, 2010. From the highpoint of $21.6 million at September 30, 2009, the aggregate of total delinquencies, non-accrual loans, and OREO have decreased by $5.5 million, or 25.4%, as of March 31, 2010.
- Total criticized/classified loans decreased by $7.7 million, or 19.0%, on a linked quarter basis, from $40.2 million at December 31, 2009 to $32.6 million at March 31, 2010. The decrease is due primarily to the risk rating upgrade of certain loans which migrated out of the criticized/classified category. From the highpoint of $41.9 million at September 30, 2009, total criticized/classified loans have decreased by $9.6 million, or 28.5%, as of March 31, 2010.

**Central Jersey Bank, N.A.**
**Troubled Asset and Delinquency Trends**

**(in thousands)**

| CATEGORY | 3/31/2009 | 6/30/2009 | 9/30/2009 | 12/31/2009 | 3/31/2010 | Change 12/31/09-3/31/10 $ | % |
|---|---|---|---|---|---|---|---|
| *30-89 Day* | *$ 7,180* | *$ 9,287* | *$ 11,138* | *$ 6,912* | *$ 7,008* | *$ 96* | *1.39%* |
| *90 Days +* | *$ 1,582* | *$ 1,450* | *$ 2,019* | *$ 775* | *$ -* | *$ (775)* | *-100.00%* |
| *Total Delinquencies* | *$ 8,762* | *$ 10,737* | *$ 13,157* | *$ 7,687* | *$ 7,008* | *$ (679)* | *-8.83%* |
| *Non-Accrual Loans* | *$ 3,169* | *$ 8,515* | *$ 8,483* | *$ 7,868* | *$ 8,088* | *$ 220* | *2.80%* |
| *Non-Performing Loans (90+; Non-Accrual)* | *$ 4,751* | *$ 9,965* | *$ 10,502* | *$ 8,643* | *$ 8,088* | *$ (555)* | *-6.42%* |
| *OREO* | *$ -* | *$ -* | *$ -* | *$ 1,055* | *$ 1,055* | *$ -* | *0.00%* |
| *Total Non-Performing Loans and OREO* | *$ 4,751* | *$ 9,965* | *$ 10,502* | *$ 9,698* | *$ 9,143* | *$ (555)* | *-5.72%* |
| *Total Delinquencies, Non-Accrual and OREO* | *$ 11,931* | *$ 19,252* | *$ 21,640* | *$ 16,610* | *$ 16,151* | *$ (459)* | *-2.76%* |
| *Criticized Loans* | *$ 18,353* | *$ 19,954* | *$ 12,979* | *$ 11,770* | *$ 8,213* | *$ (3,557)* | *-30.22%* |
| *Classified Loans* | *$ 16,231* | *$ 18,631* | *$ 28,928* | *$ 28,467* | *$ 24,366* | *$ (4,101)* | *-14.41%* |
| *Total Criticized/Classified Loans* | *$ 34,584* | *$ 38,585* | *$ 41,907* | *$ 40,237* | *$ 32,579* | *$ (7,658)* | *-19.03%* |
| *ALL* | *$ 7,180* | *$ 7,605* | *$ 8,677* | *$ 9,613* | *$ 9,300* | *$ (313)* | *-3.26%* |
| *Total Loans* | *$ 361,421* | *$ 375,080* | *$ 380,206* | *$ 379,087* | *$ 370,530* | *$ (8,557)* | *-2.26%* |
| *Total Assets* | *$ 576,223* | *$ 603,312* | *$ 577,673* | *$ 577,658* | *$ 571,295* | *$ (6,363)* | *-1.10%* |
| *Tier 1 Capital (bank) ** | *$ 44,373* | *$ 45,727* | *$ 46,805* | *$ 45,801* | *$ 56,508* | *$ 10,707* | *23.38%* |
| *Net $ Recoveries (Charge-offs) (quarter)* | *$ (697)* | *$ 108* | *$ 15* | *$ (769)* | *$ (313)* | *$ 456* | *-59.30%* |
| *Total Delinquencies / Total Loans* | *2.42%* | *2.86%* | *3.46%* | *2.03%* | *1.89%* | | |
| *Total Non-Accrual Loans / Total Loans* | *0.88%* | *2.27%* | *2.23%* | *2.08%* | *2.18%* | | |
| *Total Delinquencies + NA Loans / Total Loans* | *3.30%* | *5.13%* | *5.69%* | *4.10%* | *4.07%* | | |
| *ALL / Total Loans* | *1.99%* | *2.03%* | *2.28%* | *2.54%* | *2.51%* | | |
| *ALL / Non-Performing Loans* | *151.1%* | *76.3%* | *82.6%* | *111.2%* | *115.0%* | | |
| *ALL / Non-Performing Loans and OREO* | *151.1%* | *76.3%* | *82.6%* | *99.1%* | *101.7%* | | |
| *Non-Performing Loans / Total Loans* | *1.3%* | *2.7%* | *2.8%* | *2.3%* | *2.2%* | | |
| *Non-Performing Loans and OREO / Total Assets* | *0.8%* | *1.7%* | *1.8%* | *1.7%* | *1.6%* | | |
| *Criticized Loans/ Total Loans* | *5.1%* | *5.3%* | *3.4%* | *3.1%* | *2.2%* | | |
| *Classified Loans/ Total Loans* | *4.5%* | *5.0%* | *7.6%* | *7.5%* | *6.6%* | | |
| *Criticized + Classified Loans / Total Loans* | *9.6%* | *10.3%* | *11.0%* | *10.6%* | *8.8%* | | |
| *Criticized Loans / Tier 1 Capital + ALL* | *35.6%* | *37.4%* | *23.4%* | *21.2%* | *12.5%* | | |
| *Classified Loans / Tier 1 Capital + ALL* | *31.5%* | *34.9%* | *52.1%* | *51.4%* | *37.0%* | | |
| *Criticized + Classified Loans / Tier 1 Capital + ALL* | *67.1%* | *72.3%* | *75.5%* | *72.6%* | *49.5%* | | |
| *Net $ Recoveries (Charge-off's) / Total Loans* | *-0.19%* | *0.03%* | *0.00%* | *-0.20%* | *-0.08%* | | |

* $11.3 million of CPP capital is included in Tier 1 Capital at the bank level beginning with the three-months ended March 31, 2010.

The allowance for loan losses, which began the year 2010 at $9.6 million, or 2.54% of total loans, decreased to $9.3 million at March 31, 2010, or 2.51% of total loans. The $313,000 decrease is due primarily to loan charge-offs totaling $358,000, which were partially mitigated by recoveries totaling $44,500.

**About the Company**

Central Jersey Bancorp is the holding company and sole shareholder of Central Jersey Bank, N.A. Central Jersey Bank, N.A. provides a full range of banking services to both individual and business customers through thirteen branch facilities located in Monmouth and Ocean Counties, New Jersey. Central Jersey Bancorp is traded on the NASDAQ Global Market under the trading symbol "CJBK." Central Jersey Bank, N.A. can be accessed through the internet at CJBNA.com.

**Forward Looking Statements**

Statements about the future expectations of Central Jersey Bancorp and its subsidiary, Central Jersey Bank, N.A., including future revenues and earnings, and all other statements in this press release other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since these statements involve risks and uncertainties and are subject to change at any time, the companies' actual results could differ materially from expected results. Among these risks, trends and uncertainties are the effect of governmental regulation on Central Jersey Bank, N.A., interest rate fluctuations, regional economic and other conditions, the availability of working capital, the cost of personnel and technology, and the competitive market in which Central Jersey Bank, N.A. competes.

**Contacts**

James S. Vaccaro, Chairman, President and CEO, 732-663-4040
Anthony Giordano, III, SEVP and CFO, 732-663-4042
Robert S. Vuono, SEVP & COO, 732-663-4041

# CENTRAL JERSEY BANCORP
## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(unaudited)
(dollars in thousands, except share amounts)

| | March 31, 2010 | December 31, 2009 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 7,958 | $ 9,789 |
| Federal funds sold | 49,038 | 68,526 |
| Cash and cash equivalents | 56,996 | 78,315 |
| Investment securities available-for-sale, at fair value | 91,364 | 96,947 |
| Investment securities held-to-maturity (fair value of $37,653 and $7,462, respectively, at March 31, 2009 and December 31, 2009) | 37,356 | 7,217 |
| Federal Reserve Bank stock | 1,849 | 1,848 |
| Federal Home Loan Bank stock | 1,369 | 1,820 |
| Loans held-for-sale | -- | -- |
| Loans | 370,530 | 379,087 |
| Less: Allowance for loan losses | 9,300 | 9,613 |
| Loans, net | 361,230 | 369,474 |
| Accrued interest receivable | 2,072 | 2,285 |
| Other real estate owned | 1,055 | 1,055 |
| Premises and equipment | 5,806 | 5,946 |
| Bank owned life insurance | 3,848 | 3,817 |
| Core deposit intangible | 945 | 1,031 |
| FDIC prepaid insurance | 2,496 | 2,684 |
| Other assets | 4,909 | 5,219 |
| Total assets | $ 571,295 | $ 577,658 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Deposits: | | |
| Non-interest bearing | $ 79,656 | $ 80,500 |
| Interest bearing | 376,465 | 387,378 |
| | 456,121 | 467,878 |
| Borrowings | 45,608 | 47,575 |
| Subordinated debentures | 5,155 | 5,155 |
| Accrued expenses and other liabilities | 1,703 | 1,531 |
| Investment securities purchased not settled | 5,904 | -- |
| Total liabilities | 514,491 | 522,139 |
| Shareholders' equity: | | |
| Common stock, par value $0.01 per share. Authorized 100,000,000 shares, 9,503,423 shares issued and 9,256,975 shares outstanding at March 31, 2010 and December 31, 2009 | 92 | 92 |
| Preferred stock, liquidation value $1,000 per share. Authorized 10,000,000 shares and issued and outstanding 11,300 shares at March 31, 2010 and December 31, 2009 | 11,300 | 11,300 |
| Additional paid-in capital | 65,453 | 64,981 |
| Accumulated other comprehensive income, net of tax expense | 1,281 | 1,022 |
| Treasury stock - 246,448 shares at March 31, 2010 and December 31, 2009 | (1,806) | (1,806) |
| Accumulated deficit | (19,516) | (20,070) |
| Total shareholders' equity | 56,804 | 55,519 |
| Total liabilities and shareholders' equity | $ 571,295 | $ 577,658 |

**CENTRAL JERSEY BANCORP**
**CONSOLIDATED STATEMENTS OF INCOME**
(unaudited)
(dollars in thousands, except per share amounts)

| | Three months ended March 31, | |
|---|---|---|
| | **2010** | **2009** |
| Interest and dividend income: | | |
| Interest and fees on loans | $ 5,207 | $ 5,031 |
| Interest on securities available-for-sale: | | |
| Taxable interest income | 447 | 1,648 |
| Non-taxable interest income | 244 | 79 |
| Interest on securities held-to-maturity | 104 | 218 |
| Interest on federal funds sold and due from banks | 56 | 33 |
| Total interest and dividend income | 6,058 | 7,009 |
| Interest expense: | | |
| Interest expense on deposits | 1,189 | 1,982 |
| Interest expense on borrowings | 153 | 247 |
| Interest expense on subordinated debentures | 39 | 57 |
| Total interest expense | 1,381 | 2,286 |
| Net interest income | 4,677 | 4,723 |
| Provision for loan losses | -- | 3,135 |
| Net interest income after provision for loan losses | 4,677 | 1,588 |
| Non-interest income: | | |
| Service charges on deposit accounts | 340 | 336 |
| Income on bank owned life insurance | 31 | 29 |
| Gain on sale of securities available-for-sale | - | 1,789 |
| Other income | 22 | 12 |
| Total non-interest income | 393 | 2,166 |
| Non-interest expense: | | |
| Salaries and employee benefits | 1,973 | 1,937 |
| Net occupancy expenses | 538 | 525 |
| Data processing fees | 259 | 233 |
| FDIC insurance premiums | 202 | 70 |
| Core deposit intangible amortization | 86 | 104 |
| Other operating expenses | 974 | 1,176 |
| Total non-interest expense | 4,032 | 4,045 |
| Income (loss) before provision for income taxes | 1,038 | (291) |
| Income tax expense (benefit) | 298 | (601) |
| Net income | 740 | 310 |
| Preferred stock dividend | 141 | 141 |
| Preferred stock discount amortization | 45 | 44 |
| Net income available to common shareholders | $ 554 | $ 125 |
| Basic earnings per common share | $ 0.06 | $ 0.01 |
| Diluted earnings per common share | $ 0.06 | $ 0.01 |
| Average basic common shares outstanding | 9,256,975 | 9,018,497 |
| Average diluted common shares outstanding | 9,270,867 | 9,330,730 |